UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of Kookmin Bank for Fiscal Year 2016

On March 9, 2017, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed audit reports for fiscal year 2016 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2016 and 2015 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2016.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 9, 2017	By: /s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2016 and 2015

Kookmin Bank and Subsidiaries

Index

December 31, 2016 and 2015

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholder and Board of Directors of Kookmin Bank

We have audited the accompanying consolidated financial statements of Kookmin Bank and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2016 and 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean IFRS.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Samil PricewaterhouseCoopers

Seoul, Korea

March 8, 2017

This report is effective as of March 8, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(In millions of Korean won)	Notes	2016		2015
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	14,681,846	~~W~~	14,562,990
Financial assets at fair value through profit or loss	4,6,8,12		7,956,232		6,487,617
Derivative financial assets	4,6,9		2,796,445		2,186,010
Loans	4,6,8,10,11		236,551,052		222,738,064
Financial investments	4,6,8,12		35,732,406		32,911,986
Investments in associates	13		367,976		670,139
Property and equipment	14		3,117,391		2,909,372
Investment property	14		372,880		413,179
Intangible assets	15		210,714		181,599
Current income tax assets	32		11,937		18,325
Deferred income tax assets	16,32		47,692		8,321
Assets held for sale	18		26,527		33,795
Other assets	4,6,17		5,193,272		7,156,510

Total assets		~~W~~	307,066,370	~~W~~	290,277,907

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	73,238	~~W~~	69,465
Derivative financial liabilities	4,6,9		2,833,598		2,138,723
Deposits	4,6,19		235,736,034		224,333,507
Debts	4,6,20		15,934,409		14,291,815
Debentures	4,6,21		14,959,692		15,949,134
Provisions	22		425,284		450,398
Net defined benefit liabilities	23		71,167		55,669
Current income tax liabilities	32		5,357		7,121
Deferred income tax liabilities	16,32		19		165,273
Other liabilities	4,6,24,30		13,702,570		10,069,591

Total liabilities			283,741,368		267,530,696

Equity	25
Capital stock			2,021,896		2,021,896
Capital surplus			5,219,704		5,219,704
Accumulated other comprehensive income	34		494,863		500,807
Retained earnings	33		15,588,539		15,004,804
(Provision of regulatory reserve for credit losses
December 31, 2016 : ~~W~~1,835,115 million
December 31, 2015 : ~~W~~1,867,761 million)
(Amounts estimated to be appropriated(reversed)
December 31, 2016 : ~~W~~165,948 million
December 31, 2015 : ~~W~~(32,646) million)

Equity attributable to Shareholder of the Parent company			23,325,002		22,747,211
Non-controlling interest equity			—		—

Total equity			23,325,002		22,747,211

Total liabilities and equity		~~W~~	307,066,370	~~W~~	290,277,907

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2016 and 2015

(In millions of Korean won)	Notes	2016		2015
Interest income		~~W~~	7,894,156	~~W~~	8,388,382
Interest expense			(3,065,246)		(3,676,635)

Net interest income	26		4,828,910		4,711,747

Fee and commission income			1,310,382		1,372,054
Fee and commission expense			(222,531)		(215,681)

Net fee and commission income	27		1,087,851		1,156,373

Net gains on financial assets/liabilities at fair value through profit or loss	28		196,898		287,028

Net other operating expenses	29		(401,050)		(421,726)

General and administrative expenses	14,15,23,30,40		(4,268,949)		(3,811,821)

Operating profit before provision for credit losses			1,443,660		1,921,601

Provision for credit losses	11,17,22		(254,329)		(741,620)

Operating profit			1,189,331		1,179,981

Share of profit of associates	13		17,615		7,812
Net other non-operating income	31		49,311		193,436

Net non-operating profit			66,926		201,248

Profit before income tax expense			1,256,257		1,381,229
Income tax expense	32		(292,001)		(273,991)

Profit for the year			964,256		1,107,238

(Adjusted profit after provision of regulatory reserve for credit losses	25
2016 : ~~W~~798,308 million
2015 : ~~W~~1,139,884 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		8,103		(14,494)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments			(5,484)		45,142
Losses on valuation of financial investments			(1,853)		(77,712)
Share of other comprehensive income(loss) of associates			(231)		2,536
Loss on hedging instruments of net investments in foreign operations			(6,816)		(25,476)
Gains on cash flow hedging instruments			337		—

	34		(5,944)		(70,004)

Total comprehensive income for the year		~~W~~	958,312	~~W~~	1,037,234

Profit attributable to:
Shareholder of the parent company			964,256		1,107,238
Non-controlling interests			—		—

		~~W~~	964,256	~~W~~	1,107,238

Total comprehensive income for the year attributable to:
Shareholder of the parent company			958,312		1,037,234
Non-controlling interests			—		—

		~~W~~	958,312	~~W~~	1,037,234

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2016 and 2015

	Attributable to Shareholder of the Bank
(In millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Non-controlling interests		Total Equity
Balance at January 1, 2015	~~W~~	2,021,896	~~W~~	5,219,704	~~W~~	570,811	~~W~~	14,128,062	~~W~~	—	~~W~~	21,940,473

Comprehensive income for the year
Profit for the year		—		—		—		1,107,238		—		1,107,238
Remeasurements of net defined benefit liabilities		—		—		(14,494)		—		—		(14,494)
Currency translation adjustments		—		—		45,142		—		—		45,142
Losses on valuation of financial investments		—		—		(77,712)		—		—		(77,712)
Gains on valuation of investments accounted for using the equity method		—		—		2,536		—		—		2,536
Losses on hedging instruments of a net investment in a foreign operation		—		—		(25,476)		—		—		(25,476)

Total comprehensive income for the year		—		—		(70,004)		1,107,238		—		1,037,234

Transactions with shareholder
Dividends		—		—		—		(230,496)		—		(230,496)

Total transactions with shareholder		—		—		—		(230,496)		—		(230,496)

Balance at December 31, 2015	~~W~~	2,021,896	~~W~~	5,219,704	~~W~~	500,807	~~W~~	15,004,804	~~W~~	—	~~W~~	22,747,211

Balance at January 1, 2016	~~W~~	2,021,896	~~W~~	5,219,704	~~W~~	500,807	~~W~~	15,004,804	~~W~~	—	~~W~~	22,747,211

Comprehensive income for the year
Profit for the year		—		—		—		964,256		—		964,256
Remeasurements of net defined benefit liabilities		—		—		8,103		—		—		8,103
Currency translation adjustments		—		—		(5,484)		—		—		(5,484)
Losses on valuation of financial investments		—		—		(1,853)		—		—		(1,853)
Share of other comprehensive income of associates		—		—		(231)		—		—		(231)
Losses on hedging instruments of net investments in foreign operations		—		—		(6,816)		—		—		(6,816)
Gains on cash flow hedging instruments						337						337

Total comprehensive income for the year		—		—		(5,944)		964,256		—		958,312

Transactions with shareholder
Dividends		—		—		—		(380,521)		—		(380,521)

Total transactions with shareholder		—		—		—		(380,521)		—		(380,521)

Balance at December 31, 2016	~~W~~	2,021,896	~~W~~	5,219,704	~~W~~	494,863	~~W~~	15,588,539	~~W~~	—	~~W~~	23,325,002

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(In millions of Korean won)	Notes	2016		2015
Cash flows from operating activities
Profit for the year		~~W~~	964,256	~~W~~	1,107,238

Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss			(13,371)		(24,656)
Losses on derivative financial investments for hedging purposes			62,332		39,381
Adjustment of fair value of derivative financial instruments			338		1,771
Provision for credit losses			254,329		741,620
Net gains on financial investments			(119,516)		(179,901)
Share of profit of associates			(17,615)		(7,812)
Depreciation and amortization expense			219,934		204,467
Other net losses on property and equipment/intangible assets			4,828		7,225
Share-based payment			19,347		11,915
Post-employment benefits			160,650		164,173
Net interest income			328,731		430,411
Losses on foreign currency translation			204,143		250,568
Other expense(income)			(166)		54,409

			1,103,964		1,693,571

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(1,479,957)		1,034,252
Derivative financial instrument			24,221		91,296
Loans			(14,115,666)		(12,192,923)
Deferred income tax assets			6,389		287,506
Current income tax assets			(38,895)		(2,553)
Other assets			2,292,763		(612,548)
Financial liabilities at fair value through profit or loss			3,746		17,742
Deposits			11,267,180		12,605,816
Deferred income tax liabilities			(166,807)		83,471
Other liabilities			1,144,256		(779,103)

			(1,062,770)		532,956

Net cash inflow from operating activities			1,005,450		3,333,765

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			509		—
Disposal of financial investments			25,827,783		19,594,218
Acquisition of financial investments			(28,369,287)		(23,176,836)
Decrease in investments in associates			106,052		36,318
Acquisition of investments in associates			(28,727)		(27,999)
Disposal of property and equipment			806		1,764
Acquisition of property and equipment			(349,724)		(172,590)
Acquisition of investment property			(1,254)		(4,290)
Disposal of intangible assets			4,166		3,525
Acquisition of intangible assets			(73,970)		(26,203)
Others			43,249		97,950

Net cash outflow from investing activities			(2,840,397)		(3,674,143)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			21,169		(29,326)
Net increase (decrease) in debts			1,452,671		(177,914)
Increase in debentures			5,244,976		5,383,612
Decrease in debentures			(6,322,089)		(4,905,441)
Payment of dividends			(380,521)		(230,496)
Net increase in other payables from trust accounts			1,639,779		367,493
Others			(36,679)		4,338

Net cash inflow from financing activities			1,619,306		412,266

Exchange gains on cash and cash equivalents			84,293		65,558

Net increase (decrease) in cash and cash equivalents			(131,348)		137,446
Cash and cash equivalents at the beginning of the year	36		6,469,506		6,332,060

Cash and cash equivalents at the end of year	36	~~W~~	6,338,158	~~W~~	6,469,506

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholder of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2016, the Bank’s paid-in capital is ~~W~~2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2016, the Bank operates 1,130 domestic branches and offices, and four overseas branches (excluding four subsidiaries and three offices).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Bank and its subsidiaries (collectively the “Group”) have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2016, and this application does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1001 Presentation of Financial Statements

•	Amendment to Korean IFRS 1027 Separate Financial Statements

•	Amendment to Korean IFRS 1110 Consolidated Financial Statements, and Korean IFRS 1112, Disclosures of Interests in Other Entities: Exemption for consolidation of investee, and Korean IFRS 1028, Investments in Associates and Joint Arrangements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial period beginning January 1, 2016, and not early adopted are as follows:

•	Amendment to Korean IFRS 1007 Statement of Cash Flows

This amendment requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows. The Group will apply this amendment for annual reporting periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendment to have a significant impact on the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

•	Amendments to Korean IFRS 1012 Income Tax

This amendment clarifies how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendment issued clarifies the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Group will apply the amendment for annual periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendment to have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1102 Share-based Payment

This amendment clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Group does not expect the amendment to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korea IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Within the Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since September 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Group is analyzing financial impacts of Korean IFRS 1109 on its consolidated financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, if the Group is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]

Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income[1]	Recognized at fair value through profit or loss[2]

Hold for trading	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result in an increased fluctuation in profit or loss.

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 that impaired assets if there is an objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109 ‘expected loss’ model, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date)

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument)

3	Credit-impaired

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

•	Korean IFRS 1115, Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the parent company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If a certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for Credit Losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2.4.4 Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated Impairment of Goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income(expense)’ in the statement of comprehensive income.

3.1.3 Structured Entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and Funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group Transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.2 Foreign Currency

3.2.1 Foreign Currency Transactions and Balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial Recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables, or other financial assets. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent Measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial Assets at Fair Value through Profit or Loss

This category comprises two sub-categories: financial assets classified as held for trading and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039 Financial Instruments: Recognition and measurement.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The Group did not separate an embedded derivative from its host contract of derivative linked securities but designated the entire hybrid contract as at fair value through profit of loss.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and Receivables

Non-derivative financial assets which meet all of following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets, except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.6.1 Loans and Receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-For-Sale Financial Assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly deducted from the carrying amount.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-Maturity Financial Assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of changes in fair value and cash flow of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge and cash flow hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.7.1 Derivative Financial Instruments Held for Trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair Value Hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash Flow Hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and the ineffective portion is recognized in gain or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Hedge of Net Investment

If financial liabilities qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

3.7.5 Embedded Derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.7.6 Day One Gain and Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years

Leasehold improvements	Declining-balance	4 years

Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment Properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 ~ 10 years

Software	Straight-line	4 years

Others	Straight-line	2 ~ 30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized, because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent Expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance Lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating Lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.17 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018 Revenue.

3.18 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19 Revenue Recognition

3.19.1 Interest Income and Expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.19.2 Fee and Commission Income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging transfer and acquisition of business is recognized as revenue when the transaction has been completed.

A syndication fee received by the Bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend Income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee Compensation and Benefits

3.20.1 Post-employment Benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term Employee Benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based Payment

The Group has share grant and mileage stock programs to directors and employees of the Group. The Group has a choice of whether to settle share grant in cash or by issuing equity instruments of KB Financial Group Inc., the ultimate parent company, at the date of settlement, while the Group shall settle the mileage stock in cash based on the stock price.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the fair value of the employee service is recognized as expense and accrued expenses over the vesting period. Also, the Group accounts for the mileage stock in accordance with the requirements of cash-settled share-based payment transactions, and recognizes the corresponding liability and expenses at the vesting period.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.20.4 Termination Benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.21 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

3.21.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred Income Tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the consolidated financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain Tax Positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.22 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.23 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Internal Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Subcommittee

The Risk Management Subcommittee enforces decisions made by Risk Management Council, and makes practical decisions to implement risk management policies and procedures.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee approves exotic and hybrid products accompanying credit risk and reviews newly developed products accompanying credit risk. Also, it reviews and approves the exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Group manages credit risk by allocating credit risk internal capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management group that focuses on credit risk management in accordance with the Group’s credit risk management policy. The Group’s credit group, customer service group and SME/SOHO group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Financial assets
Due from financial institutions	~~W~~	12,126,695	~~W~~	12,092,294
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		7,765,467		6,356,529
Financial assets designated at fair value through profit or loss		129,535		70,198
Derivatives		2,796,445		2,186,010
Loans[2]		236,551,052		222,738,064
Financial investments
Available-for-sale financial assets		21,807,445		18,293,533
Held-to-maturity financial assets		8,427,498		11,748,794
Other financial assets[2]		5,021,200		6,887,727

		294,625,337		280,373,149

Off-balance sheet items
Acceptances and guarantees contracts		7,552,124		8,932,463
Financial guarantee contracts		3,361,307		4,014,116
Commitments		54,261,648		56,752,653

		65,175,079		69,699,232

	~~W~~	359,800,416	~~W~~	350,072,381

[1]	The amounts of ~~W~~72,349 million and ~~W~~69,060 million as of December 31, 2016 and 2015, respectively, related to financial instruments indexed to the price of gold are included.
[2]	Loans and other financial assets are presented net of allowance for loan losses.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

Loans are categorized as follows:

(In millions of Korean won)
	2016
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	122,595,003	98.96	~~W~~	112,711,155	98.64	~~W~~	235,306,158	98.81
Past due but not impaired		825,239	0.67		191,029	0.17		1,016,268	0.43
Impaired		457,086	0.37		1,367,151	1.19		1,824,237	0.76

		123,877,328	100.00		114,269,335	100.00		238,146,663	100.00
Allowances		(333,269)	0.27		(1,262,342)	1.10		(1,595,611)	0.67

Carrying amount	~~W~~	123,544,059		~~W~~	113,006,993		~~W~~	236,551,052

(In millions of Korean won)
	2015
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	114,339,823	98.60	~~W~~	106,622,773	98.00	~~W~~	220,962,596	98.31
Past due but not impaired		1,095,774	0.94		283,238	0.26		1,379,012	0.61
Impaired		530,988	0.46		1,891,347	1.74		2,422,335	1.08

		115,966,585	100.00		108,797,358	100.00		224,763,943	100.00
Allowances		(432,414)	0.37		(1,593,465)	1.46		(2,025,879)	0.90

Carrying amount	~~W~~	115,534,171		~~W~~	107,203,893		~~W~~	222,738,064

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Credit qualities of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Total
Grade 1	~~W~~	106,054,765	~~W~~	53,999,305	~~W~~	160,054,070
Grade 2		14,292,822		49,186,970		63,479,792
Grade 3		1,519,409		7,563,785		9,083,194
Grade 4		516,670		1,614,152		2,130,822
Grade 5		211,337		346,943		558,280

	~~W~~	122,595,003	~~W~~	112,711,155	~~W~~	235,306,158

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Grade 1	~~W~~	100,584,890	~~W~~	48,340,172	~~W~~	148,925,062
Grade 2		11,581,264		46,094,415		57,675,679
Grade 3		1,422,572		9,978,535		11,401,107
Grade 4		509,761		1,797,388		2,307,149
Grade 5		241,336		412,263		653,599

	~~W~~	114,339,823	~~W~~	106,622,773	~~W~~	220,962,596

Credit qualities of loans graded according to internal credit ratings are as follows:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	~~W~~	705,551	~~W~~	79,990	~~W~~	39,698	~~W~~	825,239
Corporate		130,005		38,210		22,814		191,029

	~~W~~	835,556	~~W~~	118,200	~~W~~	62,512	~~W~~	1,016,268

(In millions of Korean won)
	2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	~~W~~	935,766	~~W~~	108,682	~~W~~	51,326	~~W~~	1,095,774
Corporate		214,332		55,832		13,074		283,238

	~~W~~	1,150,098	~~W~~	164,514	~~W~~	64,400	~~W~~	1,379,012

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Impaired loans are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Total
Loans	~~W~~	457,086	~~W~~	1,367,151	~~W~~	1,824,237
Allowances		(146,507)		(894,227)		(1,040,734)
Individual		—		(770,805)		(770,805)
Collective		(146,507)		(123,422)		(269,929)

	~~W~~	310,579	~~W~~	472,924	~~W~~	783,503

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Loans	~~W~~	530,988	~~W~~	1,891,347	~~W~~	2,422,335
Allowances		(208,921)		(1,135,346)		(1,344,267)
Individual		—		(955,250)		(955,250)
Collective		(208,921)		(180,096)		(389,017)

	~~W~~	322,067	~~W~~	756,001	~~W~~	1,078,068

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)
	2016
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	21,168	~~W~~	118,611	~~W~~	186,762	~~W~~	52,128,706	~~W~~	52,455,247
Deposits and savings		10,000		6,026		27,493		1,574,010		1,617,529
Property and equipment		4,280		1,531		142		1,735,898		1,741,851
Real estate		169,837		317,314		588,736		136,804,042		137,879,929

	~~W~~	205,285	~~W~~	443,482	~~W~~	803,133	~~W~~	192,242,656	~~W~~	193,694,556

(In millions of Korean won)
	2015
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	26,150	~~W~~	130,774	~~W~~	248,709	~~W~~	42,736,193	~~W~~	43,141,826
Deposits and savings		599		9,875		26,681		1,724,084		1,761,239
Property and equipment		7,888		3,626		181		1,362,910		1,374,605
Real estate		170,694		410,403		826,655		128,875,879		130,283,631

	~~W~~	205,331	~~W~~	554,678	~~W~~	1,102,226	~~W~~	174,699,066	~~W~~	176,561,301

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.2.5 Credit Quality of Securities

The financial assets at fair value through profit or loss and financial investments, excluding equity securities, that are exposed to credit risk as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Securities that are neither past due nor impaired	~~W~~	38,057,596	~~W~~	36,399,994
Impaired securities		—		—

	~~W~~	38,057,596	~~W~~	36,399,994

The credit quality of securities, excluding equity securities that are neither past due nor impaired, as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)
	2016
	Grade 1		Grade 2		Grade 3[1]		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	6,313,489	~~W~~	1,373,625	~~W~~	6,004	~~W~~	—	~~W~~	—	~~W~~	7,693,118
Financial assets designated at fair value through profit or loss		129,535		—		—		—		—		129,535
Available-for-sale financial assets		21,655,179		123,614		28,652		—		—		21,807,445
Held-to-maturity financial assets		8,427,498		—		—		—		—		8,427,498

	~~W~~	36,525,701	~~W~~	1,497,239	~~W~~	34,656	~~W~~	—	~~W~~	—	~~W~~	38,057,596

(In millions of Korean won)
	2015
	Grade 1		Grade 2		Grade 3[1]		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	4,901,368	~~W~~	1,378,097	~~W~~	8,004	~~W~~	—	~~W~~	—	~~W~~	6,287,469
Financial assets designated at fair value through profit or loss		70,198		—		—		—		—		70,198
Available-for-sale financial assets		17,885,148		342,987		65,398		—		—		18,293,533
Held-to-maturity financial assets		11,748,794		—		—		—		—		11,748,794

	~~W~~	34,605,508	~~W~~	1,721,084	~~W~~	73,402	~~W~~	—	~~W~~	—	~~W~~	36,399,994

[1]	As there is no foreign credit rating, it is classified as Grade 3.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The credit qualities of securities excluding equity securities according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FN	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa

Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1

Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1

Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3

Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

4.2.6 Credit Risk Mitigation of Derivative Financial Instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016		2015
Deposits and savings, securities and others	~~W~~	444,170	~~W~~	424,559

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.2.7 Credit Risk Concentration Analysis

Details of the Group’s loans by country as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	~~W~~	123,804,999	~~W~~	111,399,307	~~W~~	235,204,306	98.76	~~W~~	(1,554,872)	~~W~~	233,649,434
China		—		1,324,839		1,324,839	0.56		(23,288)		1,301,551
Japan		1,352		90,977		92,329	0.04		(10,384)		81,945
United States		—		984,472		984,472	0.41		(2,031)		982,441
Europe		1		206,580		206,581	0.09		(1,719)		204,862
Others		70,976		263,160		334,136	0.14		(3,317)		330,819

Total	~~W~~	123,877,328	~~W~~	114,269,335	~~W~~	238,146,663	100.00	~~W~~	(1,595,611)	~~W~~	236,551,052

(In millions of Korean won)
	2015
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	~~W~~	115,924,173	~~W~~	106,429,100	~~W~~	222,353,273	98.93	~~W~~	(1,983,058)	~~W~~	220,370,215
China		30		905,693		905,723	0.40		(17,674)		888,049
Japan		1,737		138,278		140,015	0.06		(21,404)		118,611
United States		—		925,391		925,391	0.41		(1,056)		924,335
Europe		1		180,429		180,430	0.08		(513)		179,917
Others		40,644		218,467		259,111	0.12		(2,174)		256,937

Total	~~W~~	115,966,585	~~W~~	108,797,358	~~W~~	224,763,943	100.00	~~W~~	(2,025,879)	~~W~~	222,738,064

Details of the Group’s corporate loans by industry as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	8,789,886	7.69	~~W~~	(4,170)	~~W~~	8,785,716
Manufacturing		36,381,882	31.85		(530,456)		35,851,426
Service		47,905,220	41.92		(298,079)		47,607,141
Wholesale and retail		13,865,864	12.13		(108,688)		13,757,176
Construction		2,895,971	2.53		(291,646)		2,604,325
Public		855,715	0.75		(6,307)		849,408
Others		3,574,797	3.13		(22,996)		3,551,801

	~~W~~	114,269,335	100.00	~~W~~	(1,262,342)	~~W~~	113,006,993

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
	2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	8,591,217	7.90	~~W~~	(12,016)	~~W~~	8,579,201
Manufacturing		35,333,785	32.48		(801,080)		34,532,705
Service		43,890,888	40.34		(338,056)		43,552,832
Wholesale and retail		13,445,957	12.36		(151,337)		13,294,620
Construction		3,373,093	3.10		(265,776)		3,107,317
Public		783,767	0.72		(5,221)		778,546
Others		3,378,651	3.10		(19,979)		3,358,672

	~~W~~	108,797,358	100.00	~~W~~	(1,593,465)	~~W~~	107,203,893

Details of the Group’s retail loans by type as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	58,724,113	47.41	~~W~~	(17,939)	~~W~~	58,706,174
General purpose		65,153,215	52.59		(315,330)		64,837,885

	~~W~~	123,877,328	100.00	~~W~~	(333,269)	~~W~~	123,544,059

(In millions of Korean won)	2015
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	53,674,493	46.28	~~W~~	(23,345)	~~W~~	53,651,148
General purpose		62,292,092	53.72		(409,069)		61,883,023

	~~W~~	115,966,585	100.00	~~W~~	(432,414)	~~W~~	115,534,171

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of the Group’s securities excluding equity securities and derivative financial instruments by industry as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	2,780,010	36.14
Finance and Insurance		3,880,523	50.44
Others		1,032,585	13.42

		7,693,118	100.00

Financial assets designated at fair value through profit or loss
Finance and Insurance		129,535	100.00

		129,535	100.00

Derivative financial assets
Government and government funded institutions		91,705	3.28
Finance and Insurance		2,501,525	89.45
Others		203,215	7.27

		2,796,445	100.00

Available-for-sale financial assets
Government and government funded institutions		9,394,127	43.08
Finance and Insurance		11,099,951	50.90
Others		1,313,367	6.02

		21,807,445	100.00

Held-to-maturity financial assets
Government and government funded institutions		3,166,355	37.57
Finance and Insurance		5,110,783	60.64
Others		150,360	1.79

		8,427,498	100.00

	~~W~~	40,854,041

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	1,953,030	31.06
Finance and Insurance		3,352,106	53.32
Others		982,333	15.62

		6,287,469	100.00

Financial assets designated at fair value through profit or loss
Finance and Insurance		70,198	100.00
		70,198	100.00

Derivative financial assets
Government and government funded institutions		56,652	2.59
Finance and Insurance		1,917,163	87.70
Others		212,195	9.71

		2,186,010	100.00

Available-for-sale financial assets

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Government and government funded institutions		5,223,923	28.56
Finance and Insurance		11,557,597	63.18
Others		1,512,013	8.26

		18,293,533	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,219,388	44.42
Finance and Insurance		6,168,345	52.50
Others		361,061	3.08

		11,748,794	100.00

	~~W~~	38,586,004

Details of the Group’s securities excluding equity securities and derivative financial instruments by country, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	7,468,314	97.08
Others		224,804	2.92

		7,693,118	100.00

Financial assets designated at fair value through profit or loss
Korea		129,535	100.00

		129,535	100.00

Derivative financial assets
Korea		1,955,822	69.94
United States		242,763	8.68
United Kingdom		117,318	4.20
France		202,001	7.22
Others		278,541	9.96

		2,796,445	100.00

Available-for-sale financial assets
Korea		21,377,838	98.03
Others		429,607	1.97

		21,807,445	100.00

Held-to-maturity financial assets
Korea		7,279,423	86.38
Others		1,148,075	13.62

		8,427,498	100.00

	~~W~~	40,854,041

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Korea	~~W~~	6,255,711	99.49
Others		31,758	0.51

		6,287,469	100.00

Financial assets designated at fair value through profit or loss
Korea		70,198	100.00

		70,198	100.00

Derivative financial assets
Korea		1,198,321	54.82
United States		297,323	13.60
United Kingdom		227,235	10.40
France		195,005	8.92
Others		268,126	12.26

		2,186,010	100.00

Available-for-sale financial assets
Korea		17,958,267	98.17
Others		335,266	1.83

		18,293,533	100.00

Held-to-maturity financial assets
Korea		11,373,754	96.81
Others		375,040	3.19

		11,748,794	100.00

	~~W~~	38,586,004

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The Group has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,146,827	~~W~~	158,794	~~W~~	302,774	~~W~~	221,887	~~W~~	—	~~W~~	—	~~W~~	6,830,282
Financial assets held for trading[2]		7,826,697		—		—		—		—		—		7,826,697
Financial assets designated at fair value through profit or loss[2]		129,535		—		—		—		—		—		129,535
Derivatives held for trading[2]		2,736,840		—		—		—		—		—		2,736,840
Derivatives held for fair value hedging[3]		—		4,039		1,722		1,791		(3,473)		53,185		57,264
Loans		—		14,900,098		23,401,467		82,205,491		64,172,410		88,571,195		273,250,661
Available-for-sale financial assets[4]		6,014,328		535,451		1,542,125		5,506,765		13,070,553		2,365,520		29,034,742
Held-to-maturity financial assets		—		172,694		408,549		1,035,711		4,918,815		3,426,234		9,962,003
Other financial assets		—		3,225,789		—		1,122,047		—		—		4,347,836

	~~W~~	22,854,227	~~W~~	18,996,865	~~W~~	25,656,637	~~W~~	90,093,692	~~W~~	82,158,305	~~W~~	94,416,134	~~W~~	334,175,860

Financial liabilities
Financial liabilities held for trading[2]	~~W~~	73,238	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	73,238
Derivatives held for trading[2]		2,769,675		—		—		—		—		—		2,769,675
Derivatives held for fair value hedging[3]		—		3,462		(5,306)		(8,333)		(39,870)		—		(50,047)
Deposits[5]		114,690,384		13,828,525		24,751,241		71,868,404		10,294,522		3,790,529		239,223,605
Debts		1,027		5,504,309		2,218,672		4,120,280		4,224,025		116,023		16,184,336

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Debentures		52,188		1,281,867		1,383,926		3,773,687		7,192,288		2,306,476		15,990,432
Other financial liabilities		—		9,522,926		717		77,912		10,758		82,421		9,694,734

	~~W~~	117,586,512	~~W~~	30,141,089	~~W~~	28,349,250	~~W~~	79,831,950	~~W~~	21,681,723	~~W~~	6,295,449	~~W~~	283,885,973

Off-balance sheet items
Commitments[6]	~~W~~	54,261,648	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	54,261,648
Financial guarantee contracts[7]		3,361,307		—		—		—		—		—		3,361,307

	~~W~~	57,622,955	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	57,622,955

(In millions of Korean won)	2015
	On demand		Up to 1 month		1-3 months		3-12 Months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,032,676	~~W~~	246,719	~~W~~	727,859	~~W~~	662,142	~~W~~	—	~~W~~	—	~~W~~	7,669,396
Financial assets held for trading[2]		6,417,419		—		—		—		—		—		6,417,419
Financial assets designated at fair value through profit or loss[2]		70,198		—		—		—		—		—		70,198
Derivatives held for trading[2]		2,093,446		—		—		—		—		—		2,093,446
Derivatives held for fair value hedging[3]		—		5,391		18,885		13,558		38,972		111,268		188,074
Loans		—		14,899,299		21,090,406		77,358,018		59,071,999		87,354,815		259,774,537
Available-for-sale financial assets[4]		2,710,980		838,524		1,623,536		4,619,917		10,889,821		1,326,841		22,009,619
Held-to-maturity financial assets		—		380,043		1,052,763		2,342,242		6,857,869		2,582,091		13,215,008
Other financial assets		—		5,365,209		1,438		1,160,950		—		—		6,527,597

	~~W~~	17,324,719	~~W~~	21,735,185	~~W~~	24,514,887	~~W~~	86,156,827	~~W~~	76,858,661	~~W~~	91,375,015	~~W~~	317,965,294

Financial liabilities
Financial liabilities held for trading[2]	~~W~~	69,465	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	69,465
Derivatives held for trading[2]		2,116,752		—		—		—		—		—		2,116,752
Derivatives held for fair value hedging[3]		—		1,981		945		(10,279)		(25,096)		(35,050)		(67,499)
Deposits[5]		100,662,818		14,813,368		25,149,270		73,490,239		10,906,981		3,158,015		228,180,691
Debts		668		3,847,167		1,821,523		4,363,821		3,942,347		537,209		14,512,735
Debentures		68,852		401,430		768,923		5,164,794		8,065,069		2,761,403		17,230,471
Other financial liabilities		—		6,908,783		807		72,725		11,330		84,209		7,077,854

	~~W~~	102,918,555	~~W~~	25,972,729	~~W~~	27,741,468	~~W~~	83,081,300	~~W~~	22,900,631	~~W~~	6,505,786	~~W~~	269,120,469

Off-balance sheet items
Commitments[6]	~~W~~	56,752,653	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	56,752,653
Financial guarantee contracts[7]		4,014,116		—		—		—		—		—		4,014,116

	~~W~~	60,766,769	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	60,766,769

[1]	The amounts of ~~W~~ 7,859,440 million and ~~W~~ 6,905,996 million, which are restricted amount due from the financial institutions as of December 31, 2016 and 2015, respectively, are excluded.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[2]	Financial instruments held for trading, financial assets designated at fair value through profit or loss, financial liabilities held for trading and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The remaining contractual cash flows of derivatives held for cash flow hedging as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received of net settlement derivatives	~~W~~	69	~~W~~	—	~~W~~	152	~~W~~	—	~~W~~	—	~~W~~	221
Cash flow to be paid of net settlement derivatives		60		3		—		—		—		63

There were no balances of derivatives held for cash flow hedging as of December 31, 2015.

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Group establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The Asset-Liability Management Committee (ALCO) determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Group uses the Value-at-Risk methodology to measure the market risk of trading positions.

The Group now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period during 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	15,683	~~W~~	10,817	~~W~~	19,538	~~W~~	14,906
Stock price risk		1,757		726		2,269		1,201
Foreign exchange rate risk		16,493		10,123		22,206		10,123
Deduction of diversification effect								(6,477)

Total VaR	~~W~~	19,018	~~W~~	11,558	~~W~~	28,519	~~W~~	19,753

(In millions of Korean won)	2015
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	18,403	~~W~~	10,022	~~W~~	27,134	~~W~~	15,788
Stock price risk		1,711		866		3,880		2,040
Foreign exchange rate risk		12,429		8,322		21,935		21,935
Deduction of diversification effect								(16,577)

Total VaR	~~W~~	23,930	~~W~~	11,730	~~W~~	33,885	~~W~~	23,186

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016		2015
Interest rate risk	~~W~~	15,162	~~W~~	34
Stock price risk		4,817		118

	~~W~~	19,979	~~W~~	152

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on major trading portfolios using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolios in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading Position

i. Definition of non-trading position

Managed interest rate risk in non-trading position includes on or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

ii. Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

iii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.90%(December 31, 2015 : 99.94%) confidence level. The measurement results of risk as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Interest Rate VaR	~~W~~	75,990	~~W~~	94,500

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.4.5 Financial Assets and Liabilities in Foreign Currencies

Financial assets and liabilities in foreign currencies as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	2,059,412	~~W~~	208,000	~~W~~	147,467	~~W~~	17,224	~~W~~	600,682	~~W~~	257,095	~~W~~	3,289,880
Financial assets held for trading		158,599		123,733		2,545		—		—		—		284,877
Derivatives held for trading		71,843		—		—		—		—		—		71,843
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,762,600		342,100		895,208		5,798		552,966		178,361		12,737,033
Available-for-sale financial assets		1,508,838		91,017		—		—		35,873		871		1,636,599
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		916,058		245,827		35,981		30,792		172,437		85,899		1,486,994

	~~W~~	16,631,342	~~W~~	1,010,677	~~W~~	1,081,201	~~W~~	53,814	~~W~~	1,361,958	~~W~~	522,226	~~W~~	20,661,218

Financial liabilities
Derivatives held for trading	~~W~~	73,379	~~W~~	—	~~W~~	29	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	73,408
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		6,965,320		596,607		457,418		52,719		791,027		399,516		9,262,607
Debts		6,828,519		169,507		83,105		279		85,123		37,492		7,204,025
Debentures		3,468,940		—		—		—		—		—		3,468,940
Other financial liabilities		1,447,380		52,275		534,224		1,429		176,381		50,735		2,262,424

		18,847,172		818,389		1,074,776		54,427		1,052,531		487,743		22,335,038

Off-balance sheet items	~~W~~	13,072,623	~~W~~	822	~~W~~	1,268	~~W~~	—	~~W~~	131,210	~~W~~	75,500	~~W~~	13,281,423

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	2,008,023	~~W~~	227,546	~~W~~	114,154	~~W~~	14,891	~~W~~	91,694	~~W~~	182,757	~~W~~	2,639,065
Financial assets held for trading		35,025		—		2,616		—		—		—		37,641
Derivatives held for trading		64,690		—		354		—		—		—		65,044
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,873,728		507,615		458,483		19,365		4,329		136,560		14,000,080
Available-for-sale financial assets		1,245,415		60,591		—		—		—		871		1,306,877
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		981,637		182,766		216,546		5,381		192,667		145,218		1,724,215

	~~W~~	17,592,168	~~W~~	978,518	~~W~~	792,153	~~W~~	39,637	~~W~~	288,690	~~W~~	465,406	~~W~~	20,156,572

Financial liabilities
Derivatives held for trading	~~W~~	92,115	~~W~~	—	~~W~~	458	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	92,573
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		6,390,919		496,224		384,116		22,674		58,848		374,717		7,727,498
Debts		6,650,235		217,887		143,060		7,916		4,511		110,535		7,134,144
Debentures		3,519,615		—		106,284		—		—		157,337		3,783,236
Other financial liabilities		1,702,027		98,431		160,867		10,454		185,652		26,639		2,184,070

	~~W~~	18,376,372	~~W~~	812,542	~~W~~	794,785	~~W~~	41,044	~~W~~	249,011	~~W~~	669,228	~~W~~	20,942,982

Off-balance sheet items	~~W~~	14,900,814	~~W~~	3,612	~~W~~	1,281	~~W~~	—	~~W~~	3,190	~~W~~	81,206	~~W~~	14,990,103

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management so that eventually mitigate operational risk of the company. In addition, the Group established Business Continuity Planning (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as of December 31, 2016. Capital Conservation Buffer of 0.625% and Capital Requirement of Domestic Systemically Important Bank(D-SIB) of 0.25% are additionally applied. Therefore, the Group is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 5.375% (December 31, 2015 : 4.5%), a Tier 1 Ratio of 6.875% (December 31, 2015 : 6.0%), and a Total Regulatory Capital Ratio of 8.875% (December 31, 2015 : 8.0%)).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The Group’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common Equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Risk-weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Group should cover. The Group calculates risk-weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation. The Group complied with external capital adequacy requirements as of December 31, 2016 and 2015.

In addition to the capital ratio, the Group assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The internal capital is calculated by adding the stress testing results and other required items to the total internal capitals which are calculated for each risk.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates internal capital by risk type and business group. Each business group efficiently operates its capital within range of granted internal capital. The Risk Management Department of the Group monitors a management of the limit on internal capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Equity Capital	~~W~~	24,578,862	~~W~~	23,685,782
Tier I Capital		22,343,308		20,331,795
Common Equity Tier 1 Capital		22,343,308		20,331,795
Tier II Capital		2,235,554		3,353,987
Risk-weighted assets:		150,648,459		147,972,883
Credit risk[1]		136,469,707		133,389,054
Market risk[2]		3,883,542		4,189,408
Operational risk[3]		10,295,210		10,394,421
Equity Capital (%):		16.32		16.01
Tier I Capital (%)		14.83		13.74
Common Equity Tier 1 Capital (%)		14.83		13.74

[1]	Credit risk-weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk-weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk-weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•	Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Financial information by business segment as of and for the year ended December 31, 2016 is as follows:

(In millions of Korean won)	2016
	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total
Operating revenues from external customers	~~W~~	1,797,670	~~W~~	2,248,035	~~W~~	1,666,904	~~W~~	—	~~W~~	5,712,609
Segment operating revenues(expenses)		14,808		—		(13,081)		(1,727)		—

		1,812,478		2,248,035		1,653,823		(1,727)		5,712,609
Net interest income		2,286,347		2,353,232		189,372		(41)		4,828,910
Interest income		3,297,791		3,740,601		868,379		(12,615)		7,894,156
Interest expense		(1,011,444)		(1,387,369)		(679,007)		12,574		(3,065,246)
Net fee and commission income		231,182		504,259		367,974		(15,564)		1,087,851
Fee and commission income		293,336		583,048		453,079		(19,081)		1,310,382
Fee and commission expense		(62,154)		(78,789)		(85,105)		3,517		(222,531)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(1,166)		—		198,064		—		196,898
Net other operating income(expenses)		(703,885)		(609,456)		898,413		13,878		(401,050)
General and administrative expenses		(950,038)		(2,102,384)		(1,217,963)		1,436		(4,268,949)
Operating profit before provision for credit losses		862,440		145,651		435,860		(291)		1,443,660
Provision(reversal) for credit losses		(278,277)		(2,615)		32,925		(6,362)		(254,329)
Operating profit		584,163		143,036		468,785		(6,653)		1,189,331
Share of profit of associates		—		—		17,615		—		17,615
Net other non-operating income(expenses)		(1,300)		—		90,551		(39,940)		49,311
Segment profit before income tax expense		582,863		143,036		576,951		(46,593)		1,256,257
Income tax expense		(140,910)		(34,614)		(113,231)		(3,246)		(292,001)
Profit for the period		441,953		108,422		463,720		(49,839)		964,256
Profit attributable to shareholder of the parent company		441,953		108,422		463,720		(49,839)		964,256
Profit attributable to non-controlling interests		—		—		—		—		—
Total assets[1]		109,500,342		122,806,490		78,135,238		(3,375,700)		307,066,370
Total liabilities[1]		91,685,643		140,082,958		53,951,579		(1,978,812)		283,741,368

[1]	Amounts before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Financial information by business segment as of and for the year ended December 31, 2016 is as follows:

(In millions of Korean won)	2015
	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total
Operating revenues from external customers	~~W~~	1,720,023	~~W~~	2,115,837	~~W~~	1,897,562	~~W~~	—	~~W~~	5,733,422
Segment operating revenues(expenses)		(630)		—		11,059		(10,429)		—

		1,719,393		2,115,837		1,908,621		(10,429)		5,733,422
Net interest income		2,320,217		2,102,326		289,022		182		4,711,747
Interest income		3,513,603		3,858,102		1,028,870		(12,193)		8,388,382
Interest expense		(1,193,386)		(1,755,776)		(739,848)		12,375		(3,676,635)
Net fee and commission income		232,708		569,832		370,767		(16,934)		1,156,373
Fee and commission income		296,498		671,184		421,946		(17,574)		1,372,054
Fee and commission expense		(63,790)		(101,352)		(51,179)		640		(215,681)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		37		—		286,991		—		287,028
Net other operating income(expenses)		(833,569)		(556,321)		961,841		6,323		(421,726)
General and administrative expenses		(847,029)		(2,004,800)		(960,183)		191		(3,811,821)
Operating profit before provision for credit losses		872,364		111,037		948,438		(10,238)		1,921,601
Provision(reversal) for credit losses		(715,926)		(80,213)		54,428		91		(741,620)
Operating profit		156,438		30,824		1,002,866		(10,147)		1,179,981
Share of profit of associates		—		—		7,812		—		7,812
Net other non-operating income		1,317		—		202,783		(10,664)		193,436
Segment profit before income tax expense		157,755		30,824		1,213,461		(20,811)		1,381,229
Income tax expense		(38,973)		(7,460)		(214,275)		(13,283)		(273,991)
Profit for the period		118,782		23,364		999,186		(34,094)		1,107,238
Profit attributable to shareholder of the parent company		118,782		23,364		999,186		(34,094)		1,107,238
Profit attributable to non-controlling interests		—		—		—		—		—
Total assets[1]		103,042,327		114,849,508		75,393,978		(3,007,906)		290,277,907
Total liabilities[1]		89,293,741		130,631,229		49,263,959		(1,658,233)		267,530,696

[1]	Amounts before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

5.2 Services and Geographical Segments

5.2.1 Services Information

Operating revenues from external customers by services for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Corporate banking service	~~W~~	1,797,670	~~W~~	1,720,023
Retail banking service		2,248,035		2,115,837
Other service		1,666,904		1,897,562

	~~W~~	5,712,609	~~W~~	5,733,422

5.2.2 Geographical Information

Geographical operating revenues from external customers for the years ended December 31, 2016 and 2015, and major non-current assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	~~W~~	5,621,130	~~W~~	3,691,841	~~W~~	5,657,170	~~W~~	3,493,248
United States		10,955		282		11,847		276
New Zealand		5,422		128		5,143		209
China		48,162		3,925		30,590		6,949
Japan		5,624		1,964		10,709		1,547
Vietnam		4,220		278		3,358		239
Cambodia		6,109		1,216		5,072		350
United Kingdom		10,987		149		9,533		130
Intra-group adjustment		—		1,202		—		1,202

	~~W~~	5,712,609	~~W~~	3,700,985	~~W~~	5,733,422	~~W~~	3,504,150

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	14,681,846	~~W~~	14,682,043	~~W~~	14,562,990	~~W~~	14,562,700
Financial assets held for trading		7,826,697		7,826,697		6,417,419		6,417,419
Debt securities		7,693,118		7,693,118		6,287,469		6,287,469
Equity securities		61,230		61,230		60,890		60,890
Others		72,349		72,349		69,060		69,060
Financial assets designated at fair value through profit or loss		129,535		129,535		70,198		70,198
Derivative linked securities		129,535		129,535		70,198		70,198
Derivatives held for trading		2,745,979		2,745,979		2,093,458		2,093,458
Derivatives held for hedging		50,466		50,466		92,552		92,552
Loans		236,551,052		236,227,582		222,738,064		222,711,536
Available-for-sale financial assets		27,304,908		27,304,908		21,163,192		21,163,192
Debt securities		21,807,445		21,807,445		18,293,533		18,293,533
Equity securities		5,496,963		5,496,963		2,869,159		2,869,159
Others		500		500		500		500
Held-to-maturity financial assets		8,427,498		8,578,025		11,748,794		12,072,793
Other financial assets		5,021,200		5,021,200		6,887,727		6,887,727

	~~W~~	302,739,181	~~W~~	302,566,435	~~W~~	285,774,394	~~W~~	286,071,575

Financial liabilities
Financial liabilities held for trading	~~W~~	73,238	~~W~~	73,238	~~W~~	69,465	~~W~~	69,465
Derivatives held for trading		2,769,718		2,769,718		2,116,766		2,116,766
Derivatives held for hedging		63,880		63,880		21,957		21,957
Deposits		235,736,034		236,297,685		224,333,507		225,012,816
Debts		15,934,409		15,937,153		14,291,815		14,321,296
Debentures		14,959,692		15,334,856		15,949,134		16,436,457
Other financial liabilities		12,097,059		12,097,068		9,612,261		9,612,273

	~~W~~	281,634,030	~~W~~	282,573,598	~~W~~	266,394,905	~~W~~	267,591,030

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE(Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation and the Tree model or independent third-party valuation service. For OTC derivatives, the credit risk of counterparty and the Group’s own credit risk are applied through Credit Valuation Adjustment(CVA).

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations (DCF Model) of independent third-party pricing services, which are calculated using market inputs.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2016 and 2015, is as follows:

	2016
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	2,823,740	~~W~~	4,869,378	~~W~~	—	~~W~~	7,693,118
Equity securities		34,131		27,099		—		61,230
Others		72,349		—		—		72,349

		2,930,220		4,896,477		—		7,826,697

Financial assets designated at fair value through profit or loss
Derivative linked securities		—		—		129,535		129,535

		—		—		129,535		129,535

Derivatives held for trading		—		2,736,032		9,947		2,745,979

Derivatives held for hedging		—		49,003		1,463		50,466

Available-for-sale financial assets
Debt securities		10,124,521		11,682,924		—		21,807,445
Equity securities[1]		1,001,541		2,649,967		1,845,455		5,496,963
Others		—		500		—		500

		11,126,062		14,333,391		1,845,455		27,304,908

	~~W~~	14,056,282	~~W~~	22,014,903	~~W~~	1,986,400	~~W~~	38,057,585

Financial liabilities
Financial liabilities held for trading	~~W~~	73,238	~~W~~	—	~~W~~	—		73,238
Derivatives held for trading		—		2,769,596		122		2,769,718
Derivatives held for hedging		—		63,694		186		63,880

	~~W~~	73,238	~~W~~	2,833,290	~~W~~	308	~~W~~	2,906,836

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	2,075,176	~~W~~	4,212,293	~~W~~	—	~~W~~	6,287,469
Equity securities		32,584		28,306		—		60,890
Others		69,060		—		—		69,060

		2,176,820		4,240,599		—		6,417,419

Financial assets designated at fair value through profit or loss
Derivative linked securities		—		—		70,198		70,198

		—		—		70,198		70,198

Derivatives held for trading		—		2,092,861		597		2,093,458

Derivatives held for hedging		—		91,341		1,211		92,552

Available-for-sale financial assets
Debt securities		5,788,898		12,504,635		—		18,293,533
Equity securities[1]		818,227		497,393		1,553,539		2,869,159
Others		—		500		—		500

		6,607,125		13,002,528		1,553,539		21,163,192

	~~W~~	8,783,945	~~W~~	19,427,329	~~W~~	1,625,545	~~W~~	29,836,819

Financial liabilities
Financial liabilities held for trading	~~W~~	69,465	~~W~~	—	~~W~~	—	~~W~~	69,465
Derivatives held for trading		—		2,114,609		2,157		2,116,766
Derivatives held for hedging		—		21,460		497		21,957

	~~W~~	69,465	~~W~~	2,136,069	~~W~~	2,654	~~W~~	2,208,188

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~ 54,553 million and ~~W~~ 24,571 million as of December 31, 2016 and 2015, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities a company established to prepare for establishment of online bank, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to dispose of the financial instruments in the near future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statements of financial position and classified as Level 2 as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	2016		2015
Financial assets
Financial assets held for trading
Debt securities	~~W~~	4,869,378	~~W~~	4,212,293	DCF model	Discount rate
Equity securities		27,099		28,306	Net asset value method	Price of the underlying asset such as debenture, stock and others

		4,896,477		4,240,599

Derivatives held for trading		2,736,032		2,092,861	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging		49,003		91,341	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities		11,682,924		12,504,635	DCF model	Discount rate
Equity securities		2,649,967		497,393	Net asset value method	Price of the underlying asset such as debenture, stock and others
Others		500		500	DCF model	Discount rate

		14,333,391		13,002,528

	~~W~~	22,014,903	~~W~~	19,427,329

Financial liabilities
Derivatives held for trading	~~W~~	2,769,596	~~W~~	2,114,609	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging		63,694		21,460	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	~~W~~	2,833,290	~~W~~	2,136,069

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2016 and 2015, is as follows:

	2016
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,555,151	~~W~~	11,391,432	~~W~~	735,460	~~W~~	14,682,043
Loans		—		—		236,227,582		236,227,582
Held-to-maturity financial assets		1,431,622		7,146,403		—		8,578,025
Other financial assets[2]		—		—		5,021,200		5,021,200

		3,986,773	~~W~~	18,537,835	~~W~~	241,984,242	~~W~~	264,508,850

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	112,717,627	~~W~~	123,580,058	~~W~~	236,297,685
Debts[1]		—		70,624		15,866,529		15,937,153
Debentures		—		15,334,856		—		15,334,856
Other financial liabilities[3]		—		—		12,097,068		12,097,068

	~~W~~	—	~~W~~	128,123,107	~~W~~	151,543,655	~~W~~	279,666,762

	2015
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,470,696	~~W~~	10,405,952	~~W~~	1,686,052	~~W~~	14,562,700
Loans		—		—		222,711,536		222,711,536
Held-to-maturity financial assets		1,775,755		10,297,038		—		12,072,793
Other financial assets[2]		—		—		6,887,727		6,887,727

	~~W~~	4,246,451	~~W~~	20,702,990	~~W~~	231,285,315	~~W~~	256,234,756

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	100,361,458	~~W~~	124,651,358	~~W~~	225,012,816
Debts[1]		—		9,884		14,311,412		14,321,296
Debentures		—		16,436,457		—		16,436,457
Other financial liabilities[3]		—		—		9,612,273		9,612,273

	~~W~~	—	~~W~~	116,807,799	~~W~~	148,575,043	~~W~~	265,382,842

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as of December 31, 2016 and 2015.
[3]	The ~~W~~12,095,445 million and ~~W~~9,610,088 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2016 and 2015, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	2016		2015
Financial assets
Held-to-maturity financial assets	~~W~~	7,146,403	~~W~~	10,297,038	DCF model	Discount rate
Financial liabilities
Debentures		15,334,856		16,436,457	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs	Unobservable inputs
	2016		2015
Financial assets
Cash and due from financial institutions	~~W~~	735,460	~~W~~	1,686,052	DCF model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans		236,227,582		222,711,536	DCF model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	~~W~~	236,963,042	~~W~~	224,397,588

Financial liabilities
Deposits	~~W~~	123,580,058	~~W~~	124,651,358	DCF model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Debts		15,866,529		14,311,412	DCF model	Other spread, interest rate	Other spread
Other financial liabilities		1,614		2,185	DCF model	Other spread, interest rate	Other spread

	~~W~~	139,448,201	~~W~~	138,964,955

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process of Level 3 Fair Value

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in Market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss		Financial investments		Net derivatives
			Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
			Equity securities
Beginning balance	~~W~~	70,198	~~W~~	1,553,539	~~W~~	(1,560)	~~W~~	714
Total gains or losses
- Profit or loss		9,603		17,086		(14,998)		676
- Other comprehensive-income(expenses)		—		47,080		—		—
Purchases		75,000		455,290		15,534		—
Sales		—		(209,616)		—		—
Settlements		(25,266)		—		2,034		(113)
Transfers into Level 3[1]		—		—		8,815		—
Transfers out of Level 3[1]		—		(17,924)		—		—

Ending balance	~~W~~	129,535	~~W~~	1,845,455	~~W~~	9,825	~~W~~	1,277

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Financial assets at fair value through profit or loss		Financial investments		Net derivatives
			Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
			Equity securities
Beginning balance	~~W~~	—	~~W~~	1,571,370	~~W~~	23,997	~~W~~	(2,021)
Total gains or losses
- Profit or loss		(4,802)		204,429		(1,447)		2,735
- Other comprehensive-income		—		(86,953)		—		—
Purchases		75,000		415,633		277		—
Sales		—		(552,600)		—		—
Settlements		—		—		(24,387)		—
Transfers into Level 3[1]		—		24,850		—		—
Transfers out of Level 3[1]		—		(23,190)		—		—

Ending balance	~~W~~	70,198	~~W~~	1,553,539	~~W~~	(1,560)	~~W~~	714

[1]	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Net losses on financial assets/liabilities at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	~~W~~	(5,395)	~~W~~	17,762
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		3,076		(5,338)

(In millions of Korean won)	2015
	Net losses on financial assets/liabilities at fair value through profit or loss		Other operating income(losses)
Total gains or losses included in profit or loss for the period	~~W~~	(6,249)	~~W~~	207,164
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(3,035)		(15,372)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2016, is as follows:

(In millions of Korean won)
Financial assets	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	129,535	MonteCarlo Simulation	Price of the underlying asset, interest rate, dividend yield, volatility of the underlying asset, correlation of the underlying assets	Volatility of the underlying asset	17.65 ~ 29.86	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets	24.77 ~ 73.07	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading
Stock and index		2,433	Tree model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	16.64 ~ 27.95	Higher the volatility, higher the fair value fluctuation
Currency and interest		807	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	0.80 ~ 0.84	Higher the loss rate, lower the fair value
Others		6,707	MonteCarlo Simulation, Tree model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	14.82 ~ 30.97	Higher the volatility, higher the fair value fluctuation
					Volatility of the interest rate	0.57	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		1,463	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	5.04	Higher the volatility, higher the fair value fluctuation
Available-for-sale financial assets
Equity securities		1,845,455	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, liquidation value , recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 0.50	Higher the growth rate, higher the fair value
					Discount rate	1.49 ~ 18.49	Lower the discount rate, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value
	~~W~~	1,986,400

Financial liabilities
Derivatives held for trading
Others	~~W~~	122	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate, discount rate	Volatility of the stock price	14.82	Higher the volatility, higher the fair value fluctuation
					Volatility of the interest rate	0.57	Higher the volatility, higher the fair value fluctuation
					Discount rate	2.09	Higher the discount rate, Lower the fair value

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Derivatives held for hedging
Interest		186	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.74	Higher the volatility, higher the fair value fluctuation
	~~W~~	308

Information about fair value measurements using unobservable inputs as of December 31, 2015, is as follows:

	Fair value		Valuation techniques	Inputs	Unobservable Inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	70,198	MonteCarlo Simulation	Price of the underlying asset, interest rate, dividend yield, volatility of the underlying asset, correlation of the underlying assets	Volatility of the underlying asset	19.95 ~ 31.19	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets	26.37 ~ 53.50	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading
Stock and index		321	Tree model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	17.10	Higher the volatility, higher the fair value fluctuation
Currency and interest		264	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	5.56 ~ 100.00	Higher the loss rate, lower the fair value
Others		12	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	40.02	Higher the volatility, higher the fair value fluctuation
					Volatility of the interest rate	0.45	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		1,211	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	5.96	Higher the volatility, higher the fair value fluctuation
Available-for-sale financial assets
Equity securities		1,553,539	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, liquidation value , recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 3.00	Higher the growth rate, higher the fair value
					Discount rate	1.72 ~ 20.65	Lower the discount rate, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value
	~~W~~	1,625,545

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Financial liabilities
Derivatives held for trading
Stock and index	~~W~~	2,143	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(Correlation of rates of return on stocks), dividend yield	Volatility of the underlying asset	31.00 ~ 33.80	Higher the volatility, higher the fair value fluctuation
					Correlation of rates of return on stocks	11.96	Higher the correlation, higher the fair value fluctuation
Others		14	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	40.02	Higher the volatility, higher the fair value fluctuation
					Volatility of the interest rate	0.45	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		497	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.93	Higher the volatility, higher the fair value fluctuation
	~~W~~	2,654

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, there are derivative linked securities, equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities and private equity funds whose fair value changes are recognized in profit or loss or other comprehensive income and loss.

Sensitivity analysis by type of instrument as a result of varying input parameters are as follows:

	2016
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	~~W~~	1,020	~~W~~	(1,176)
Derivatives held for trading[2]		399		(308)
Derivatives held for hedging[2]		9		(6)
Available-for-sale financial assets[3]		—		—

	~~W~~	1,428	~~W~~	(1,490)

Financial liabilities
Derivatives held for trading[2]	~~W~~	111	~~W~~	(138)
Derivatives held for hedging[2]		3		(3)

	~~W~~	114	~~W~~	(141)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2016
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Available-for-sale financial assets[3]	~~W~~	118,637	~~W~~	(63,071)

	2015
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss Derivative linked securities[1]	~~W~~	1,697	~~W~~	(1,507)
Derivatives held for trading[2]		337		(10)
Derivatives held for hedging[2]		81		(71)
Available-for-sale financial assets[3]		—		—

	~~W~~	2,115	~~W~~	(1,588)

Financial liabilities
Derivatives held for trading[2]	~~W~~	8	~~W~~	(13)
Derivatives held for hedging[2]		17		(16)

	~~W~~	25	~~W~~	(29)

	2015
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Available-for-sale financial assets[3]	~~W~~	143,678	~~W~~	(72,762)

[1]	For derivative linked securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as the volatility of the underlying asset and the correlation of the underlying assets by ± 10%.
[2]	For derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the price of the underlying asset, the volatility of the stock price, and the volatility of interest rate by ± 10% or the loss given default ratio by ± 1%.
[3]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, liquidation value, recovery rate of receivables’ acquisition cost (-1~1%) and growth rate (0~0.5%). There were no significant inter-relationships between unobservable inputs that materially affect fair values.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference are as follows:

(In millions of Korean won)	2016		2015
Balance at the beginning of the period (A)	~~W~~	9	~~W~~	187
New transactions (B)		(3,869)		—
Amounts recognized in profit or loss during the period (C= a+b)		366		(178)
a. Amortization		549		(20)
b. Settlement		(183)		(158)

Balance at the end of the period (A+B+C)	~~W~~	(3,494)	~~W~~	9

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of December 31, 2016, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- maturity financial assets		Derivatives held for hedging		Total
	Held for trading		Financial assets designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	14,681,846	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	14,681,846
Financial assets at fair value through profit or loss		7,826,697		129,535		—		—		—		—		7,956,232
Derivatives		2,745,979		—		—		—		—		50,466		2,796,445
Loans		—		—		236,551,052		—		—		—		236,551,052
Financial investments		—		—		—		27,304,908		8,427,498		—		35,732,406
Other financial assets		—		—		5,021,200		—		—		—		5,021,200

	~~W~~	10,572,676	~~W~~	129,535	~~W~~	256,254,098	~~W~~	27,304,908	~~W~~	8,427,498	~~W~~	50,466	~~W~~	302,739,181

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	73,238	~~W~~	—	~~W~~	—	~~W~~	73,238
Derivatives		2,769,718		—		63,880		2,833,598
Deposits		—		235,736,034		—		235,736,034
Debts		—		15,934,409		—		15,934,409
Debentures		—		14,959,692		—		14,959,692
Other financial liabilities		—		12,097,059		—		12,097,059

	~~W~~	2,842,956	~~W~~	278,727,194	~~W~~	63,880	~~W~~	281,634,030

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The carrying amounts of financial assets and liabilities by category as of December 31, 2015, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- maturity financial assets		Derivatives held for hedging		Total
	Held for trading		Financial assets designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	14,562,990	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	14,562,990
Financial assets at fair value through profit or loss		6,417,419		70,198		—		—		—		—		6,487,617
Derivatives		2,093,458		—		—		—		—		92,552		2,186,010
Loans		—		—		222,738,064		—		—		—		222,738,064
Financial investments		—		—		—		21,163,192		11,748,794		—		32,911,986
Other financial assets		—		—		6,887,727		—		—		—		6,887,727

	~~W~~	8,510,877	~~W~~	70,198	~~W~~	244,188,781	~~W~~	21,163,192	~~W~~	11,748,794	~~W~~	92,552	~~W~~	285,774,394

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	69,465	~~W~~	—	~~W~~	—	~~W~~	69,465
Derivatives		2,116,766		—		21,957		2,138,723
Deposits		—		224,333,507		—		224,333,507
Debts		—		14,291,815		—		14,291,815
Debentures		—		15,949,134		—		15,949,134
Other financial liabilities		—		9,612,261		—		9,612,261

	~~W~~	2,186,231	~~W~~	264,186,717	~~W~~	21,957	~~W~~	266,394,905

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6.4 Transfer of Financial Assets

6.4.1 Transferred Financial Assets that are Derecognized in Their Entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2016 and 2015, are as follows :

(In millions of Korean won)		2016
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets	~~W~~	7	~~W~~	7
AP 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		1,393		1,393
Discovery 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		6,876		6,876
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		12,302		12,302
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets		15,212		15,212
AP 3B ABS Ltd.	Subordinated debt	Available-for-sale financial assets		14,374		14,374
AP 4D ABS Ltd.[1]	Senior debt	Loans and receivables		13,626		13,689
	Subordinated debt	Available-for-sale financial assets		14,450		14,450

			~~W~~	78,240	~~W~~	78,303

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~ 6,705 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 4,406 million as of December 31, 2016.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)		2015
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets	~~W~~	48	~~W~~	48
AP 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		10,335		10,335
Discovery 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		10,448		10,448
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		22,359		22,359
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets		41,810		41,810
AP 3B ABS Ltd.[1]	Senior debt	Loans and receivables		11,496		11,548
	Subordinated debt	Available-for-sale financial assets		27,377		27,377

			~~W~~	123,873	~~W~~	123,925

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~ 10,639 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 4,281 million as of December 31, 2016.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6.4.2 Securities under Repurchase Agreements and Loaned Securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	~~W~~	1,376,782	~~W~~	1,261,371
Loaned securities		108,062		—
Government and public bonds		108,062		—

	~~W~~	1,484,844	~~W~~	1,261,371

(In millions of Korean won)	2015
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	~~W~~	608,568	~~W~~	568,486
Loaned securities		200,389		—
Government and public bonds		200,389		—

	~~W~~	808,957	~~W~~	568,486

6.5 Offsetting financial assets and financial liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central counterparty are included in the other financial instruments. As the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Related amounts not offset in the statement of financial position
							Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	2,736,840	~~W~~	—	~~W~~	2,736,840	~~W~~	(1,622,583)	~~W~~	(2,711)	~~W~~	1,111,546
Derivatives held for hedging		50,466		—		50,466		(10,615)		—		39,851
Receivable spot exchange		2,557,327		—		2,557,327		(2,555,485)		—		1,842
Reverse repurchase		2,892,400		—		2,892,400		(2,892,400)		—		—
Domestic exchange settlement debits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		904		(897)		7		—		—		7

	~~W~~	28,092,548	~~W~~	(19,324,315)	~~W~~	8,768,233	~~W~~	(7,081,083)	~~W~~	(2,711)	~~W~~	1,684,439

(In millions of Korean won)	2015
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Related amounts not offset in the statement of financial position
							Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	2,093,125	~~W~~	—	~~W~~	2,093,125	~~W~~	(1,594,838)	~~W~~	(22,220)	~~W~~	476,067
Derivatives held for hedging		92,552		—		92,552		(15,650)		—		76,902
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase		2,028,200		—		2,028,200		(2,028,200)		—		—
Domestic exchange settlement debits		20,124,480		(17,986,079)		2,138,401		—		—		2,138,401
Other financial instruments		1,282		(1,262)		20		—		—		20

	~~W~~	27,181,584	~~W~~	(17,987,341)	~~W~~	9,194,243	~~W~~	(6,479,168)	~~W~~	(22,220)	~~W~~	2,692,855

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral pledged
Derivatives held for trading	~~W~~	2,769,306	~~W~~	—	~~W~~	2,769,306	~~W~~	(1,803,390)	~~W~~	(207,797)	~~W~~	758,119
Derivatives held for hedging		63,880		—		63,880		(22,758)		(11,922)		29,200
Payable spot exchange		2,555,913		—		2,555,913		(2,555,485)		—		428
Repurchase[1]		1,261,371		—		1,261,371		(1,261,371)		—		—
Domestic exchange settlement credits		20,655,921		(19,323,418)		1,332,503		(1,332,503)		—		—
Other financial instruments		928		(897)		31		(31)		—		—

	~~W~~	27,307,319	~~W~~	(19,324,315)	~~W~~	7,983,004	~~W~~	(6,975,538)	~~W~~	(219,719)	~~W~~	787,747

(In millions of Korean won)	2015
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral pledged
Derivatives held for trading	~~W~~	2,116,486	~~W~~	—	~~W~~	2,116,486	~~W~~	(1,618,259)	~~W~~	(4,633)	~~W~~	493,594
Derivatives held for hedging		21,957		—		21,957		(14,417)		—		7,540
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase[1]		568,486		—		568,486		(568,486)		—		—
Domestic exchange settlement credits		18,104,678		(17,986,079)		118,599		(118,599)		—		—
Other financial instruments		1,314		(1,262)		52		(52)		—		—

	~~W~~	23,655,328	~~W~~	(17,987,341)	~~W~~	5,667,987	~~W~~	(5,160,293)	~~W~~	(4,633)	~~W~~	503,061

[1]	Includes repurchase agreements sold to customers.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

7. Due from Financial Institutions

Details of due from Financial Institutions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2016		2015
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.27	~~W~~	7,259,264	~~W~~	6,376,961
	Due from banking institutions	KEB Hana Bank and others	0.00 ~ 2.60		3,750		705,670
	Due from others	KB Securities Co., Ltd. and others	0.00 ~ 2.07		2,104,822		2,819,387

					9,367,836		9,902,018

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00		2,025,373		1,211,342
	Time deposits in foreign currencies	Bank of Communications, Seoul and others	0.14~5.30		699,488		941,986
	Due from others	Bank of Japan and others	0.00		33,998		36,948

					2,758,859		2,190,276

				~~W~~	12,126,695	~~W~~	12,092,294

Restricted due from financial institutions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Financial Institutions	2016		2015		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	7,259,264	~~W~~	6,376,961	Bank of Korea Act
	Due from others	KB Securities Co., Ltd. and others		678		5,119	Derivatives margin account

				7,259,942		6,382,080

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		564,099		501,379	Bank of Korea Act and others
	Time deposits in foreign currencies	Sumitomo Mitsui New York and others		24,170		17,580	New York State Banking Law
	Due from others	Samsung Futures Inc. and others		11,490		4,868	Derivatives margin account

				599,759		523,827

			~~W~~	7,859,701	~~W~~	6,905,907

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

8. Assets Pledged as Collateral

Details of assets pledged as collateral as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
		2016
Assets pledged	Pledgee	Carrying amount		Reason for the pledge
Financial assets held for trading	Korea Securities Depository and others	~~W~~	87,718	Repurchase agreements
	KB Securities Co., Ltd. and others		3,020	Derivatives transaction

			90,738

Available-for-sale financial assets	Korea Securities Depository and others		1,288,571	Repurchase agreements
	Bank of Korea		490,297	Borrowings from Bank of Korea
	Bank of Korea		493,896	Settlement risk of Bank of Korea
	KEB Hana Bank and others		960,868	Derivatives transactions
	Others		19,957	Others

			3,253,589

Held-to-maturity financial assets	Korea Securities Depository and others		35,035	Repurchase agreements
	Bank of Korea		1,251,011	Borrowings from Bank of Korea
	Bank of Korea		1,178,800	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others		209,022	Derivatives transactions
	Others		261,850	Others

			2,935,718

Mortgage loans	Others		2,252,315	Covered Bond

Building/ Land	Samsung Life Insurance Co., Ltd. and others		332,148	Others

		~~W~~	8,864,508

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
		2015
Assets pledged	Pledgee	Carrying amount		Reason for the pledge
Financial assets held for trading	Korea Securities Depository and others	~~W~~	53,680	Repurchase agreements
	KB Securities Co., Ltd. and others		1,021	Derivatives transactions

			54,701

Available-for-sale financial assets	Korea Securities Depository and others		481,937	Repurchase agreements
	Bank of Korea		594,020	Borrowings from Bank of Korea
	Bank of Korea		61,410	Settlement risk of Bank of Korea
	Deutsche Bank AG. and others		412,475	Derivatives transactions
	Others		5,604	Others

			1,555,446

Held-to-maturity financial assets	Korea Securities Depository and others		101,942	Repurchase agreements
	Bank of Korea		820,872	Borrowings from Bank of Korea
	Bank of Korea		922,733	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		200,625	Derivatives transactions
	Others		174,984	Others

			2,221,156

Mortgage loans	Others		1,745,823	Covered Bond

		~~W~~	5,577,126

The fair value of collateral available to sell or repledge regardless of debtor’s default as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	2,955,306	~~W~~	—

(In millions of Korean won)	2015
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	2,045,575	~~W~~	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In particular, the Group applies fair value hedge accounting using interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, structured deposits in Korean won, structured deposits in foreign currencies, and debt securities in foreign currencies. Also, the Group applies cash flow hedge accounting using interest rate swaps to hedge cash flow risk of floating rate notes in Korean won. In addition, the Group applies net investment hedge accounting by designating debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments for trading as of December 31, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,030,888	~~W~~	—	~~W~~	—
Swaps		86,741,333		638,420		552,695
Options		5,202,000		38,216		150,753

		92,974,221		676,636		703,448

Currency
Forwards		56,486,111		1,302,620		1,152,025
Futures[1]		299,913		—		—
Swaps		28,107,538		752,636		909,277
Options		487,313		4,947		4,557

		85,380,875		2,060,203		2,065,859

Stock and index
Futures[1]		—		—		—
Options		58,770		2,433		288

		58,770		2,433		288

Others		942,416		6,707		123

	~~W~~	179,356,282	~~W~~	2,745,979	~~W~~	2,769,718

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	528,941	~~W~~	—	~~W~~	—
Swaps		91,057,388		909,024		889,940
Options		5,874,500		73,724		133,087

		97,460,829		982,748		1,023,027

Currency
Forwards		33,674,825		511,513		304,877
Futures[1]		576,263		—		—
Swaps		25,303,179		596,668		782,912
Options		373,241		2,196		3,526

		59,927,508		1,110,377		1,091,315

Stock and index
Futures[1]		26,588		—		—
Options		40,571		321		2,410

		67,159		321		2,410

Others		703,200		12		14

	~~W~~	158,158,696	~~W~~	2,093,458	~~W~~	2,116,766

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The fair value of derivative financial instruments designated as hedging instruments as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,130,646	~~W~~	48,424	~~W~~	63,634
Other		140,000		1,464		186

	~~W~~	3,270,646	~~W~~	49,888	~~W~~	63,820

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,108,538	~~W~~	91,341	~~W~~	21,460
Other		140,000		1,211		497

	~~W~~	3,248,538	~~W~~	92,552	~~W~~	21,957

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains(losses) on hedging instruments	~~W~~	(81,290)	~~W~~	(39,381)
Gains(losses) on the hedged item attributable to the hedged risk		81,884		40,002

	~~W~~	594	~~W~~	621

Cash flow hedge

The fair value of derivative financial instruments designated as hedging instruments as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	680,000	~~W~~	578	~~W~~	60

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	—	~~W~~	—	~~W~~	—

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains(losses) on hedging instruments	~~W~~	503	~~W~~	—
Effective gain(loss) from cash flow hedging instruments		445		—
Ineffective gain(loss) from cash flow hedging instruments		58		—

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other comprehensive income or loss	~~W~~	445	~~W~~	—
Reclassification to profit or loss		—		—
Income tax effect		(108)		—

	~~W~~	337	~~W~~	—

As of December 31, 2016, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until July 13, 2017.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Hedges of a net investment in a foreign operation

Effective portion of gains(losses) on hedging instruments recognized in other comprehensive income(loss) for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other comprehensive income(loss)	~~W~~	(8,992)	~~W~~	(33,610)
Income tax effect		2,176		8,134

Other comprehensive income(loss) after tax	~~W~~	(6,816)	~~W~~	(25,476)

There is no ineffective portion of gain (loss) related to hedge on net investments in foreign operations for the year ended December 31, 2016.

Fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	2016		2015
Debentures in foreign currencies	~~W~~	199,478	~~W~~	582,205

10. Loans

Loans as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Loans	~~W~~	237,576,213	~~W~~	224,189,374
Deferred loan origination fees and costs		570,450		574,569
Allowances		(1,595,611)		(2,025,879)

Carrying amount	~~W~~	236,551,052	~~W~~	222,738,064

Loans to banks as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Loans	~~W~~	5,542,989	~~W~~	6,779,962
Allowances		(66)		(39)

Carrying amount	~~W~~	5,542,923	~~W~~	6,779,923

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Loans to customers other than banks as of December 31, 2016 and 2015, consist of:

(In millions of Korean won)	2016
	Retail		Corporate		Total
Loans in Korean won	~~W~~	123,804,999	~~W~~	97,471,594	~~W~~	221,276,593
Loans in foreign currencies		72,329		2,685,932		2,758,261
Domestic import usance bills		—		2,962,676		2,962,676
Off-shore funding loans		—		559,915		559,915
Call loans		—		262,331		262,331
Bills bought in Korean won		—		5,568		5,568
Bills bought in foreign currencies		—		2,834,172		2,834,172
Guarantee payments under payment guarantee		—		11,327		11,327
Reverse repurchase agreements		—		1,239,500		1,239,500
Privately placed bonds		—		693,331		693,331

		123,877,328		108,726,346		232,603,674
Proportion (%)		53.26		46.74		100.00

Allowances		(333,269)		(1,262,276)		(1,595,545)

	~~W~~	123,544,059	~~W~~	107,464,070	~~W~~	231,008,129

(In millions of Korean won)	2015
	Retail		Corporate		Total
Loans in Korean won	~~W~~	115,924,172	~~W~~	91,272,391	~~W~~	207,196,563
Loans in foreign currencies		42,413		2,659,902		2,702,315
Domestic import usance bills		—		3,445,301		3,445,301
Off-shore funding loans		—		584,914		584,914
Call loans		—		198,045		198,045
Bills bought in Korean won		—		5,257		5,257
Bills bought in foreign currencies		—		2,812,217		2,812,217
Guarantee payments under payment guarantee		—		26,129		26,129
Reverse repurchase agreements		—		228,001		228,001
Privately placed bonds		—		785,239		785,239

		115,966,585		102,017,396		217,983,981
Proportion (%)		53.20		46.80		100.00

Allowances		(432,414)		(1,593,426)		(2,025,840)

	~~W~~	115,534,171	~~W~~	100,423,970	~~W~~	215,958,141

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in deferred loan origination fees and costs for the years ended December 31, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	594,518	~~W~~	297,671	~~W~~	(309,710)	~~W~~	—	~~W~~	582,479
Other origination costs		470		230		(405)		—		295

		594,988		297,901		(310,115)		—		582,774

Deferred loan origination fees
Loans in Korean won		15,972		3,056		(9,060)		—		9,968
Other origination fees		4,447		902		(2,995)		2		2,356

		20,419		3,958		(12,055)		2		12,324

	~~W~~	574,569	~~W~~	293,943	~~W~~	(298,060)	~~W~~	(2)	~~W~~	570,450

	2015
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	572,108	~~W~~	422,396	~~W~~	(399,986)	~~W~~	—	~~W~~	594,518
Other origination costs		598		491		(619)		—		470

		572,706		422,887		(400,605)		—		594,988

Deferred loan origination fees
Loans in Korean won		21,993		3,091		(9,112)		—		15,972
Other origination fees		5,216		1,929		(2,707)		9		4,447

		27,209		5,020		(11,819)		9		20,419

	~~W~~	545,497	~~W~~	417,867	~~W~~	(388,786)	~~W~~	(9)	~~W~~	574,569

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Total
Beginning	~~W~~	432,414	~~W~~	1,593,465	~~W~~	2,025,879
Written-off		(252,642)		(725,346)		(977,988)
Recoveries from written-off loans		152,384		198,972		351,356
Sale		(3,924)		(37,535)		(41,459)
Other changes		(4,877)		(45,883)		(50,760)
Provision[1]		9,914		278,669		288,583

Ending	~~W~~	333,269	~~W~~	1,262,342	~~W~~	1,595,611

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Beginning	~~W~~	476,974	~~W~~	1,450,623	~~W~~	1,927,597
Written-off		(295,642)		(683,991)		(979,633)
Recoveries from written-off loans		177,075		156,531		333,606
Sale		(4,051)		(45,619)		(49,670)
Other changes		(1,667)		101		(1,566)
Provision[1]		79,725		715,820		795,545

Ending	~~W~~	432,414	~~W~~	1,593,465	~~W~~	2,025,879

[1]	Provision for credit losses(gains) in statements of comprehensive income also includes provision(reversal) for unused commitments and guarantees (Note 22), provision(reversal) for financial guarantee contracts (Note 22), and provision for other financial assets (Note 17).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

12. Financial Assets at Fair Value Through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Financial assets held for trading
Debt securities
Government and public bonds	~~W~~	2,149,866	~~W~~	1,301,425
Financial bonds		3,658,448		3,133,610
Corporate bonds		1,445,591		1,438,302
Asset-backed securities		222,076		218,496
Others		217,137		195,636
Equity securities
Stocks		34,131		31,397
Beneficiary certificates		27,099		29,493
Others		72,349		69,060

		7,826,697		6,417,419

Financial assets designated at fair value through profit or loss
Derivative linked securities		129,535		70,198

Total financial assets at fair value through profit or loss	~~W~~	7,956,232	~~W~~	6,487,617

Available-for-sale financial assets
Debt securities
Government and public bonds	~~W~~	6,590,766	~~W~~	3,202,350
Financial bonds		8,370,202		6,376,869
Corporate bonds		4,116,728		3,533,586
Asset-backed securities		2,729,749		5,180,728
Equity securities
Stocks		1,776,142		1,440,483
Equity investments		148,400		41,314
Beneficiary certificates		3,572,421		1,387,362
Others		500		500

		27,304,908		21,163,192

Held-to-maturity financial assets
Debt securities
Government and public bonds		1,534,324		1,870,481
Financial bonds		1,528,268		2,024,444
Corporate bonds		1,782,391		3,709,968
Asset-backed securities		3,582,515		4,143,901

		8,427,498		11,748,794

Total financial investments	~~W~~	35,732,406	~~W~~	32,911,986

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(22,225)	~~W~~	—	~~W~~	(22,225)

(In millions of Korean won)
	2015
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(216,027)	~~W~~	—	~~W~~	(216,027)

13. Investments in Associates

Investments in associates as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	~~W~~	130,189	~~W~~	133,200	~~W~~	133,200	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,853		4,853	Credit information	Korea
JSC Bank CenterCredit
Ordinary shares [2,5]	29.56		954,104		(32,191)		—	Banking	Kazakhstan
Preferred shares [2,5]	93.15
KB12-1 Venture Investment Partnership [3]	80.00		27,200		38,797		38,797	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		14,391		15,063		14,696	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		104,204		102,948	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		728		728	Operation of highways and related facilities	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00		18,160		19,831		19,831	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		10,700		15,202		15,202	Investment finance	Korea
Shinla Construction Co., Ltd. [4]	20.17		—		(543)		—	Specialty construction	Korea
Terra Corporation[4]	24.06		—		44		28	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[4]	22.89		—		(542)		232	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[4]	42.65		—		(420)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd[4]	26.49		—		(51)		—	Manufacture of metal door, windows, shutter and relevant products	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Shinhwa Underwear Co., Ltd[4]	26.05		—		(137)		103	Manufacture of underwear and sleepwear	Korea
DPAPS Co.,Ltd.[4]	38.62		—		151		—	Wholesale of paper	Korea
EJADE Co.,Ltd.[4]	25.67		—		(520)		—	Wholesale of underwear	Korea
Jaeyang Industry Co.,Ltd.[4]	20.86		—		(522)		—	Manufacture of pouches, cases, and bags	Korea
Kendae Co.,Ltd.[4]	41.01		—		(351)		—	Screen Printing	Korea
KB High-tech Company Investment Fund[3]	50.00		15,000		15,140		15,140	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		1,998		1,949		1,998	Investment finance	Korea
KB Star office private real estate Investment Trust No.1	21.05		20,000		20,220		20,220	Investment finance	Korea

		~~W~~	1,310,043	~~W~~	334,105	~~W~~	367,976

(In millions of Korean won)	2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	~~W~~	125,462	~~W~~	128,275	~~W~~	128,275	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,580		4,580	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		125,822		129,707	Other finance	Korea
JSC Bank CenterCredit
Ordinary shares [2]	29.56		954,104		(21,990)		—	Banking	Kazakhstan
Preferred shares[2]	93.15
KB12-1 Venture Investment Partnership[3]	80.00		40,000		50,670		50,670	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		16,131		15,537		15,169	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.73		172,441		187,596		183,117	Other finance	Korea
Shinla Construction Co., Ltd.[4]	20.17		—		(516)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		102,530		101,274	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(1,879)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00		24,760		23,272		24,760	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		12,000		11,860		12,000	Investment finance	Korea
Terra Corporation[4]	24.06		—		37		21	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[4]	22.89		—		(580)		149	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[4]	42.65		—		86		33	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd[4]	26.49		—		(47)		—	Manufacture of metal door, windows, shutter and relevant products	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Myeongwon Tech Co., Ltd.[4]	25.62		—		(447)		—	Manufacture of other automotive parts	Korea
Shinhwa Underwear Co., Ltd[4]	26.05		—		(184)		56	Manufacture of underwear and sleepwear	Korea
DPAPS Co.,Ltd.[4]	38.62		—		339		—	Wholesale of paper	Korea
EJADE Co.,Ltd.[4]	25.67		—		591		—	Wholesale of underwear	Korea
KB Star office private real estate Investment Trust No.1	21.05		20,000		20,328		20,328	Investment finance	Korea

		~~W~~	1,568,249	~~W~~	645,880	~~W~~	670,139

[1]	As of December 31, 2016 and 2015, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Group determined that ordinary shares and convertible preferred shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preferred shares held by the Group against the total outstanding ordinary and convertible preferred shares issued by JSC Bank CenterCredit. The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2016 and 2015, amounts to ~~W~~ 29,358 million and ~~W~~ 21,863 million, respectively.
[3]	As of December 31, 2016 and 2015, the Group is a partner in a limited partnership and does not have the right to control over these entities.
[4]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.
[5]	On February 10, 2017, the Group entered into a share purchase agreement with Tsesnabank consortium in Kazakhstan to sell the entire shares (48,023,250 ordinary shares and 36,561,465 convertible preferred shares) of JSC Bank CenterCredit held by the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Summarized financial information on the main associates, the carrying amount of the Group’s interest in the main associates and dividends received from the main associates are as follows:

(In millions of Korean won)	2016[1]
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains and losses and others		Carrying amount
Balhae Infrastructure Fund	~~W~~	1,059,008	~~W~~	2,288	~~W~~	1,061,216	~~W~~	1,056,720	~~W~~	133,200	~~W~~	—	~~W~~	133,200
Korea Credit Bureau Co., Ltd.		71,245		17,322		10,000		53,923		4,853		—		4,853
JSC Bank CenterCredit		4,510,673		4,578,854		546,794		(68,181)		(32,191)		32,191		—
KB12-1 Venture Investment Partnership		49,545		1,048		34,000		48,497		38,797		—		38,797
KoFC KBIC Frontier Champ 2010-5(PEF)		50,213		2		47,970		50,211		15,063		(367)		14,696
KB GwS Private Securities Investment Trust		498,606		741		425,814		497,865		104,204		(1,256)		102,948
Incheon Bridge Co., Ltd.		660,858		656,000		164,621		4,858		728		—		728
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund		100,252		1,094		90,800		99,158		19,831		—		19,831
Future Planning KB Start-up Creation Fund		31,944		1,541		21,400		30,403		15,202		—		15,202
KB High-tech Company Investment Fund		30,535		256		30,000		30,279		15,140		—		15,140
Aju Good Technology Venture Fund		5,249		181		5,200		5,068		1,949		49		1,998
KB Star office private real estate Investment Trust No.1		216,988		120,943		95,000		96,045		20,220		—		20,220

(In millions of Korean won)	2016[1]
	Operating revenues		Profit (Loss)		Other comprehensive income(loss)		Comprehensive income(loss)		Dividends
Balhae Infrastructure Fund	~~W~~	55,541	~~W~~	46,428	~~W~~	—	~~W~~	46,428	~~W~~	5,653
Korea Credit Bureau Co., Ltd.		59,868		3,517		—		3,517		135
JSC Bank CenterCredit		157,996		(13,912)		(15,374)		(29,286)		—
KB12-1 Venture Investment Partnership		9,410		3,539		(2,379)		1,160		—
KoFC KBIC Frontier Champ 2010-5(PEF)		3,045		2,001		2,390		4,391		—
KB GwS Private Securities Investment Trust		36,502		35,513		—		35,513		5,756
Incheon Bridge Co., Ltd.		98,341		17,449		—		17,449		—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund		22,411		15,002		872		15,874		—
Future Planning KB Start-up Creation Fund		10,378		9,165		222		9,387		—
KB High-tech Company Investment Fund		1,437		176		103		279		—
Aju Good Technology Venture Fund		50		(128)		—		(128)		—
KB Star office private real estate Investment Trust No.1		16,314		7,460		—		7,460		1,679

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[1]	The amounts included in the financial information of the associates are adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(In millions of Korean won)	2015[1]
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains and losses and others		Carrying amount
Balhae Infrastructure Fund	~~W~~	1,019,844	~~W~~	2,198	~~W~~	1,021,953	~~W~~	1,017,646	~~W~~	128,275	~~W~~	—	~~W~~	128,275
Korea Credit Bureau Co., Ltd.		63,960		13,076		10,000		50,884		4,580		—		4,580
UAMCO., Ltd.		4,068,353		3,331,647		2,430		736,706		125,822		3,885		129,707
JSC Bank CenterCredit		4,672,327		4,710,972		546,794		(38,645)		(21,990)		21,990		—
KB12-1 Venture Investment Partnership		64,190		852		50,000		63,338		50,670		—		50,670
KoFC KBIC Frontier Champ 2010-5(PEF)		51,934		145		53,770		51,789		15,537		(368)		15,169
United PF 1st Recovery Private Equity Fund		1,088,325		30,390		973,258		1,057,935		187,596		(4,479)		183,117
KB GwS Private Securities Investment Trust		490,606		741		425,814		489,865		102,530		(1,256)		101,274
Incheon Bridge Co., Ltd.		696,390		708,926		164,621		(12,536)		(1,879)		1,879		—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund		117,473		1,112		123,800		116,361		23,272		1,488		24,760
Future Planning KB Start-up Creation Fund		23,725		6		24,000		23,719		11,860		140		12,000
KB Star office private real estate Investment Trust No.1		218,308		121,749		95,000		96,559		20,328		—		20,328

(In millions of Korean won)	2015[1]
	Operating revenues		Profit (Loss)		Other comprehensive income(loss)		Comprehensive income(loss)		Dividends
Balhae Infrastructure Fund	~~W~~	50,214	~~W~~	41,594	~~W~~	—	~~W~~	41,594	~~W~~	4,926
Korea Credit Bureau Co., Ltd.		53,184		2,005		1,098		3,103		—
UAMCO., Ltd.		452,759		68,078		(276)		67,802		—
JSC Bank CenterCredit		320,307		(159,985)		452		(159,533)		1
KB12-1 Venture Investment Partnership		14,641		10,362		2,577		12,939		—
KoFC KBIC Frontier Champ 2010-5(PEF)		10,977		9,292		(331)		8,961		—
United PF 1st Recovery Private Equity Fund		99,712		18,911		—		18,911		—
KB GwS Private Securities Investment Trust		40,454		39,454		—		39,454		5,545
Incheon Bridge Co., Ltd.		87,230		(803)		—		(803)		—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund		8,915		(3,117)		7,978		4,861		—
Future Planning KB Start-up Creation Fund		1,379		69		—		69		—
KB Star office private real estate Investment Trust No.1		15,990		7,727		—		7,727		1,620

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[1]	The amounts included in the financial information of the associates are adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

Changes in investments in associates for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) from using equity method		Other comprehen- sive income (loss)		Ending
Balhae Infrastructure Fund	~~W~~	128,275	~~W~~	4,727	~~W~~	—	~~W~~	(5,654)	~~W~~	5,852	~~W~~	—	~~W~~	133,200
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		408		—		4,853
UAMCO., Ltd.		129,707		—		(101,740)		(26,961)		(1,006)		—		—
JSC Bank CenterCredit		—		—		—		(1)		1		—		—
KB12-1 Venture Investment Partnership		50,670		—		(12,800)		—		2,831		(1,904)		38,797
KoFC KBIC Frontier Champ 2010-5(PEF)		15,169		—		(1,740)		—		550		717		14,696
United PF 1st Recovery Private Equity Fund		183,117		—		(190,863)		—		7,746		—		—
KB GwS Private Securities Investment Trust		101,274		—		—		(5,756)		7,430		—		102,948
Incheon Bridge Co., Ltd.		—		—		—		—		728		—		728
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund		24,760		3,000		(9,600)		—		952		719		19,831
Future Planning KB Start-up Creation Fund		12,000		4,000		(5,300)		—		4,391		111		15,202
Terra Corporation		21		—		—		—		7		—		28
MJT&I Corp.		149		—		—		—		83		—		232
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—
Shinhwa Underwear Co., Ltd.		56		—		—		—		47		—		103
KB High-tech Company Investment Fund		—		15,000		—		—		88		52		15,140
Aju Good Technology Venture Fund		—		2,000		(2)		—		—		—		1,998
KB Star office private real estate Investment Trust No.1		20,328		—		—		(1,679)		1,571		—		20,220

	~~W~~	670,139	~~W~~	28,727	~~W~~	(322,045)	~~W~~	(40,186)	~~W~~	31,646	~~W~~	(305)	~~W~~	367,976

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) from using equity method		Other comprehen- sive income (loss)		Ending
Balhae Infrastructure Fund	~~W~~	125,119	~~W~~	2,839	~~W~~	—	~~W~~	(4,926)	~~W~~	5,243	~~W~~	—	~~W~~	128,275
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		259		99		4,580
UAMCO., Ltd.		121,182		—		—		—		8,525		—		129,707
JSC Bank CenterCredit		29,279		—		—		(1)		(29,278)		—		—
KB12-1 Venture Investment Partnership		29,119		11,200		—		—		8,289		2,062		50,670
KoFC KBIC Frontier Champ 2010-5(PEF)		16,675		—		(2,850)		—		336		1,008		15,169
United PF 1st Recovery Private Equity Fund		198,089		—		(19,028)		—		4,056		—		183,117
KB GwS Private Securities Investment Trust		98,562		—		—		(5,545)		8,257		—		101,274
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund		20,663		5,960		(2,200)		—		192		145		24,760
Future Planning KB Start-up Creation Fund		4,000		8,000		—		—		—		—		12,000
CH Engineering Co., Ltd.		20		—		—		—		(20)		—		—
Terra Corporation		—		—		—		—		21		—		21
MJT&I Corp.		—		—		—		—		149		—		149
Jungdong Steel Co., Ltd.		—		—		—		—		33		—		33
Shinhwa Underwear Co., Ltd.		—		—		—		—		56		—		56
KB Star office private real estate Investment Trust No.1		20,402		—		—		(1,620)		1,546		—		20,328

	~~W~~	667,332	~~W~~	27,999	~~W~~	(24,078)	~~W~~	(12,092)	~~W~~	7,664	~~W~~	3,314	~~W~~	670,139

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method of accounting for the years ended December 31, 2016 and 2015, are as follows:

	2016				2015
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
Incheon Bridge Co., Ltd.	~~W~~	(1,879)	~~W~~	—	~~W~~	163	~~W~~	1,879
Shinla Construction Co., Ltd.		27		175		14		148
Doosung Metal Co., Ltd		5		54		49		49
Myeongwon Tech Co., Ltd		(43)		—		43		43
Jungdong Steel Co., Ltd		474		474		—		—
DPAPS Co.,Ltd.		188		188		—		—
EJADE Co.,Ltd.		1,112		1,112		—		—
JSC Bank CenterCredit		5,308		108,761		103,453		103,453

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,060,974	~~W~~	—	~~W~~	(1,018)	~~W~~	2,059,956
Buildings		1,235,214		(403,397)		(5,859)		825,958
Leasehold improvements		653,804		(590,148)		—		63,656
Equipment and vehicles		1,195,582		(1,039,735)		—		155,847
Construction in-progress		4,013		—		—		4,013
Finance lease assets		22,391		(14,430)		—		7,961

	~~W~~	5,171,978	~~W~~	(2,047,710)	~~W~~	(6,877)	~~W~~	3,117,391

	2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,883,316	~~W~~	—	~~W~~	(1,018)	~~W~~	1,882,298
Buildings		1,198,045		(376,214)		(5,859)		815,972
Leasehold improvements		599,703		(551,338)		—		48,365
Equipment and vehicles		1,395,082		(1,245,371)		—		149,711
Construction in-progress		443		—		—		443
Finance lease assets		21,785		(9,202)		—		12,583

	~~W~~	5,098,374	~~W~~	(2,182,125)	~~W~~	(6,877)	~~W~~	2,909,372

Changes in property and equipment for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,882,298	~~W~~	98,311	~~W~~	79,454	~~W~~	(127)	~~W~~	—	~~W~~	20	~~W~~	2,059,956
Buildings		815,972		1,187		38,295		(545)		(29,015)		64		825,958
Leasehold improvements		48,365		1,239		49,375		(691)		(45,259)		10,627		63,656
Equipment and vehicles		149,711		103,793		—		(181)		(97,443)		(33)		155,847
Construction in-progress		443		144,588		(141,020)		—		—		2		4,013
Finance lease assets		12,583		606		—		—		(5,228)		—		7,961

	~~W~~	2,909,372	~~W~~	349,724	~~W~~	26,104	~~W~~	(1,544)	~~W~~	(176,945)	~~W~~	10,680	~~W~~	3,117,391

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
	2015
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,884,029	~~W~~	50	~~W~~	(1,496)	~~W~~	(297)	~~W~~	—	~~W~~	12	~~W~~	1,882,298
Buildings		805,644		568		39,221		(898)		(28,057)		(506)		815,972
Leasehold improvements		47,470		1,091		30,689		(383)		(34,290)		3,788		48,365
Equipment and vehicles		129,928		106,525		—		(679)		(86,133)		70		149,711
Construction in-progress		606		67,362		(67,526)		—		—		1		443
Finance lease assets		20,517		554		—		—		(8,474)		(14)		12,583

	~~W~~	2,888,194	~~W~~	176,150	~~W~~	888	~~W~~	(2,257)	~~W~~	(156,954)	~~W~~	3,351	~~W~~	2,909,372

[1]	Including transfers from investment properties and assets held for sale.

Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
2016
Beginning	Impairment		Reversal		Others		Ending
~~W~~(6,877)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(6,877)

(In millions of Korean won)
2015
Beginning	Impairment		Reversal		Others		Ending
~~W~~(2,117)	~~W~~	(557)	~~W~~	—	~~W~~	(4,203)	~~W~~	(6,877)

Details of investment properties as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	230,254	~~W~~	—	~~W~~	230,254
Buildings		160,793		(18,167)		142,626

	~~W~~	391,047	~~W~~	(18,167)	~~W~~	372,880

(In millions of Korean won)	2015
	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	255,806	~~W~~	—	~~W~~	255,806
Buildings		173,131		(15,758)		157,373

	~~W~~	428,937	~~W~~	(15,758)	~~W~~	413,179

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
	Fair Value		Valuation technique	Inputs
Land and Buildings	~~W~~	86,428	Cost approach value	- Price per square meter - Replacement cost
		312,580	Income approach	- Discount rate - Capitalization rate - Vacancy rate

As of December 31, 2016 and 2015, fair values of the investment properties amount to ~~W~~ 399,008 million and ~~W~~ 447,627 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2016 and 2015, amounts to ~~W~~ 21,492 million and ~~W~~ 22,252 million, respectively.

Changes in investment properties for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisitions		Transfers		Depreciation		Ending
Land	~~W~~	255,806	~~W~~	—	~~W~~	(25,552)	~~W~~	—	~~W~~	230,254
Buildings		157,373		1,254		(12,515)		(3,486)		142,626

	~~W~~	413,179	~~W~~	1,254	~~W~~	(38,067)	~~W~~	(3,486)	~~W~~	372,880

(In millions of Korean won)	2015
	Beginning		Acquisitions		Transfers		Depreciation		Ending
Land	~~W~~	253,533	~~W~~	21	~~W~~	2,252	~~W~~	—	~~W~~	255,806
Buildings		155,733		4,269		1,040		(3,669)		157,373

	~~W~~	409,266	~~W~~	4,290	~~W~~	3,292	~~W~~	(3,669)	~~W~~	413,179

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

15. Intangible Assets

Details of intangible assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	~~W~~	66,490	~~W~~	—	~~W~~	—	~~W~~	66,490
Other intangible assets		828,618		(680,215)		(4,179)		144,224

	~~W~~	895,108	~~W~~	(680,215)	~~W~~	(4,179)	~~W~~	210,714

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	~~W~~	66,490	~~W~~	—	~~W~~	—	~~W~~	66,490
Other intangible assets		763,929		(641,350)		(7,470)		115,109

	~~W~~	830,419	~~W~~	(641,350)	~~W~~	(7,470)	~~W~~	181,599

Details of goodwill as of December 31, 2016 and 2015, are as follows:

	2016				2015
(In millions of Korean won)	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202

	~~W~~	66,490	~~W~~	66,490	~~W~~	66,490	~~W~~	66,490

There is no change in goodwill for the years ended December 31, 2016 and 2015.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2015, are as follows:

(In millions of Korean won)	Housing & Commercial Bank
	Retail Banking		Corporate Banking		KB Cambodia Bank		Total
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	1,202	~~W~~	66,490
Recoverable amount exceeded carrying amount		11,517,237		2,726,509		63		14,243,809
Discount rate (%)		12.70		12.91		28.64
Permanent growth rate (%)		1.00		1.00		1.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% annually for Retail Banking, Corporate Banking and KB Cambodia Bank. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of intangible assets, excluding goodwill, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,417	~~W~~	(1,281)	~~W~~	—	~~W~~	136
Software		675,830		(592,069)		—		83,761
Other intangible assets		126,058		(77,881)		(4,179)		43,998
Finance leases assets		25,313		(8,984)		—		16,329

	~~W~~	828,618	~~W~~	(680,215)	~~W~~	(4,179)	~~W~~	144,224

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,357	~~W~~	(1,142)	~~W~~	—	~~W~~	215
Software		610,503		(565,519)		—		44,984
Other intangible assets		127,464		(70,084)		(7,470)		49,910
Finance leases assets		24,605		(4,605)		—		20,000

	~~W~~	763,929	~~W~~	(641,350)	~~W~~	(7,470)	~~W~~	115,109

Changes in intangible assets, excluding goodwill, for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	~~W~~	215	~~W~~	47	~~W~~	—	~~W~~	(126)	~~W~~	—	~~W~~	136
Software		44,984		65,386		—		(26,611)		2		83,761
Other intangible assets		49,910		8,537		(3,810)		(8,387)		(2,252)		43,998
Finance leases assets		20,000		708		—		(4,379)		—		16,329

	~~W~~	115,109	~~W~~	74,678	~~W~~	(3,810)	~~W~~	(39,503)	~~W~~	(2,250)	~~W~~	144,224

(In millions of Korean won)
	2016
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	~~W~~	289	~~W~~	38	~~W~~	—	~~W~~	(120)	~~W~~	8	~~W~~	215
Software		54,123		21,026		—		(30,201)		36		44,984
Other intangible assets		62,372		5,139		(3,384)		(9,270)		(4,947)		49,910
Finance leases assets		23,621		647		—		(4,253)		(15)		20,000

	~~W~~	140,405	~~W~~	26,850	~~W~~	(3,384)	~~W~~	(43,844)	~~W~~	(4,918)	~~W~~	115,109

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in accumulated impairment losses on intangible assets for the years ended December 31, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Beginning		Impairment		Reversal		Others		Ending
Accumulated impairment losses on other intangible assets	~~W~~	(7,470)	~~W~~	(2,250)	~~W~~	15	~~W~~	5,526	~~W~~	(4,179)

	2015
(In millions of Korean won)	Beginning		Impairment		Reversal		Others		Ending
Accumulated impairment losses on other intangible assets	~~W~~	(5,529)	~~W~~	(5,531)	~~W~~	6	~~W~~	3,584	~~W~~	(7,470)

Changes in emission rights for the year ended December 31, 2016, are as follows:

(KAU, in millions of Korean won)
	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	116,799	~~W~~	—	112,137	~~W~~	—	109,140	~~W~~	—	338,076	~~W~~	—
Cancel	(4,056)		—	(4,336)		—	(4,220)		—	(12,612)		—
Borrowing	8,518		—	(8,518)		—	—		—	—		—
Surrendered to government	(121,261)		—	—		—	—		—	(121,261)		—

Ending	—	~~W~~	—	99,283	~~W~~	—	104,920	~~W~~	—	204,203	~~W~~	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	70,507	~~W~~	—	~~W~~	70,507
Impairment losses on property and equipment		5,037		—		5,037
Interest on equity index-linked deposits		41		—		41
Share-based payments		10,408		—		10,408
Provisions for guarantees		30,569		—		30,569
Gains on valuation of derivatives		—		(10,235)		(10,235)
Present value discount		—		(22)		(22)
Losses on fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(43,842)		(43,842)
Deferred loan origination fees and costs		—		(120,310)		(120,310)
Gains on revaluation		—		(270,890)		(270,890)
Investments in subsidiaries and associates		6,672		(89,282)		(82,610)
Gains on valuation of security investment		68,455		—		68,455
Defined benefit liabilities		300,059		—		300,059
Accrued expenses		232,207		—		232,207
Retirement insurance expense		—		(270,808)		(270,808)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Others		179,048		(20,464)		158,584

		903,003		(855,330)		47,673
Offsetting of deferred income tax assets and liabilities		(855,311)		855,311		—

Total	~~W~~	47,692	~~W~~	(19)	~~W~~	47,673

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	68,633	~~W~~	—	~~W~~	68,633
Impairment losses on property and equipment		5,019		—		5,019
Interest on equity index-linked deposits		69		—		69
Share-based payments		8,168		—		8,168
Provisions for guarantees		38,225		—		38,225
Gains on valuation of derivatives		—		(30,391)		(30,391)
Present value discount		—		(25)		(25)
Losses on fair value hedged		2,876		—		2,876
Accrued interest		—		(43,414)		(43,414)
Deferred loan origination fees and costs		—		(120,375)		(120,375)
Gains on revaluation		—		(272,696)		(272,696)
Investments in subsidiaries and associates		5,614		(82,542)		(76,928)
Gains on valuation of security investment		68,962		—		68,962
Defined benefit liabilities		270,752		—		270,752
Accrued expenses		46,035		—		46,035
Retirement insurance expense		—		(235,539)		(235,539)
Adjustments to the prepaid contributions		—		(21,938)		(21,938)
Others		154,379		(18,764)		135,615

		668,732		(825,684)		(156,952)
Offsetting of deferred income tax assets and liabilities		(660,411)		660,411		—

Total	~~W~~	8,321	~~W~~	(165,273)	~~W~~	(156,952)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 17,205 million associated with investments in subsidiaries and associates as of December 31, 2016, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of December 31, 2016.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 788,196 million associated with investments in subsidiaries and associates as of December 31, 2016, because it is not probable that the temporary differences will be reversed in the foreseeable future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 80,204 million and ~~W~~ 21,797 million associated with loss on SPE repurchase and others, respectively, as of December 31, 2016, due to the uncertainty that these will be realized in the future. Changes in cumulative temporary differences for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses from fair value hedge	~~W~~	11,882	~~W~~	11,882	~~W~~	—	~~W~~	—
Other provisions		283,672		283,672		291,350		291,350
Impairment losses on property and equipment		20,738		20,738		20,812		20,812
Interest on equity index-linked deposits		287		287		168		168
Share-based payments		33,754		33,754		43,008		43,008
Provisions for guarantees		157,954		157,954		126,319		126,319
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		811,394		728		4,019		814,685
Gains on valuation of security investment		284,965		284,965		282,872		282,872
Defined benefit liabilities		1,118,809		48,247		169,352		1,239,914
Accrued expenses		190,228		190,228		959,532		959,532
Others		659,343		82,615		182,878		759,606

		3,653,230		1,115,070		2,080,310		4,618,470

Unrecognized deferred income tax assets
Other provisions		67						—
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		788,196						788,196
Others		21,393						21,797

		2,763,370						3,728,273
Tax rate (%)		24.20						24.20

Total deferred income tax assets from deductible temporary differences	~~W~~	668,732					~~W~~	903,002

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2016
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Losses from fair value hedge	~~W~~	—	~~W~~	—	~~W~~	(59,235)	~~W~~	(59,235)
Accrued interest		(179,394)		(128,026)		(129,797)		(181,165)
Deferred loan origination fees and costs		(497,418)		(497,418)		(497,149)		(497,149)
Gains on valuation of derivatives		(125,582)		(125,582)		(42,294)		(42,294)
Present value discount		(104)		(104)		(92)		(92)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains on revaluation		(1,126,842)		(7,463)		—		(1,119,379)
Investment in subsidiaries and associates		(407,434)		(67,101)		(46,935)		(387,268)
Retirement insurance expense		(973,303)		(48,247)		(193,985)		(1,119,041)
Adjustments to the prepaid contributions		(90,653)		(90,653)		(62,569)		(62,569)
Others		(77,537)		(21,271)		(28,311)		(84,577)

		(3,543,555)	~~W~~	(985,865)	~~W~~	(1,060,367)		(3,618,057)

Unrecognized deferred income tax liabilities
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(65,873)						(17,205)

		(3,412,394)						(3,535,564)
Tax rate (%)		24.20						24.20

Total deferred income tax liabilities from taxable temporary differences	~~W~~	(825,684)					~~W~~	(855,330)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses from fair value hedge	~~W~~	53,033	~~W~~	53,033	~~W~~	11,882	~~W~~	11,882
Other provisions		268,931		268,931		283,672		283,672
Impairment losses on property and equipment		22,363		22,363		20,738		20,738
Interest on equity index-linked deposits		758		758		287		287
Share-based payments		32,256		32,256		33,754		33,754
Provisions for guarantees		207,087		207,087		157,954		157,954
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		793,034		10,019		29,279		811,394
Gains on valuation of security investment		257,478		257,478		284,965		284,965
Defined benefit liabilities		1,006,115		91,406		204,100		1,118,809
Accrued expenses		144,968		144,968		190,228		190,228
Others		932,910		387,128		113,561		659,343

		3,799,137	~~W~~	1,476,327	~~W~~	1,330,420		3,653,230

Unrecognized deferred income tax assets
Other provisions		199						67
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		774,722						788,196
Others		18,185						21,393

		2,925,827						2,763,370
Tax rate (%)		24.20						24.20

Total deferred income tax assets from deductible temporary differences	~~W~~	709,919					~~W~~	668,732

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	~~W~~	(198,424)	~~W~~	(158,989)	~~W~~	(139,959)	~~W~~	(179,394)
Deferred loan origination fees and costs		(455,207)		(455,207)		(497,418)		(497,418)
Gains on valuation of derivatives		(211,434)		(211,434)		(125,582)		(125,582)
Present value discount		(140)		(140)		(104)		(104)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains on revaluation		(1,126,842)		—		—		(1,126,842)
Investment in subsidiaries and associates		(327,356)		(20)		(80,098)		(407,434)
Retirement insurance expense		(887,946)		(91,406)		(176,763)		(973,303)
Adjustments to the prepaid contributions		(114,108)		(114,108)		(90,653)		(90,653)
Others		(77,792)		(15,509)		(15,254)		(77,537)

		(3,464,537)	~~W~~	(1,046,813)	~~W~~	(1,125,831)		(3,543,555)

Unrecognized deferred income tax liabilities
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(39,024)						(65,873)

		(3,360,225)						(3,412,394)
Tax rate (%)		24.20						24.20

Total deferred income tax liabilities from taxable temporary differences	~~W~~	(814,963)					~~W~~	(825,684)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

17. Other Assets

Details of other assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other financial assets
Other receivables	~~W~~	2,660,373	~~W~~	3,165,861
Accrued income		760,933		692,744
Guarantee deposits		1,120,685		1,160,950
Domestic exchange settlement debits		531,193		2,138,401
Others		9,584		17,743
Allowances for loan losses		(60,062)		(286,915)
Present value discount		(1,506)		(1,057)

		5,021,200		6,887,727

Other non-financial assets
Other receivables		39		42,356
Prepaid expenses		112,993		141,758
Guarantee deposits		3,284		3,656
Others		79,061		104,141
Allowances on other assets		(23,305)		(23,128)

		172,072		268,783

	~~W~~	5,193,272	~~W~~	7,156,510

Changes in allowances for loan losses on other assets for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	286,915	~~W~~	23,128	~~W~~	310,043
Provision		1,943		717		2,660
Written-off		(269,949)		(540)		(270,489)
Others		41,153		—		41,153

Ending	~~W~~	60,062	~~W~~	23,305	~~W~~	83,367

(In millions of Korean won)	2015
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	288,245	~~W~~	23,174	~~W~~	311,419
Provision(reversal)		(883)		838		(45)
Written-off		(2,365)		(884)		(3,249)
Others		1,918		—		1,918

Ending	~~W~~	286,915	~~W~~	23,128	~~W~~	310,043

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

18. Assets Held for Sale

Details of assets held for sale as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost[1]		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land	~~W~~	27,787	~~W~~	(8,177)	~~W~~	19,610	~~W~~	21,182
Buildings		12,675		(5,758)		6,917		7,201

	~~W~~	40,462	~~W~~	(13,935)	~~W~~	26,527	~~W~~	28,383

(In millions of Korean won)	2015
	Acquisition cost[1]		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land	~~W~~	35,996	~~W~~	(8,531)	~~W~~	27,465	~~W~~	28,658
Buildings		11,660		(5,330)		6,330		6,789

	~~W~~	47,656	~~W~~	(13,861)	~~W~~	33,795	~~W~~	35,447

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
	Fair value		Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs (%)	Effect of unobservable inputs on fair value
Land and buildings	~~W~~	28,700	Market comparison approach model and others	Adjustment index	0.27 ~ 1.05	Fair value increases as the adjustment index rises
				Adjustment ratio	-20.00 ~ 0.00	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
2016
Beginning		Provision		Reversal		Others		Ending
~~W~~	(13,861)	~~W~~	(5,268)	~~W~~	96	~~W~~	5,098	~~W~~	(13,935)

(In millions of Korean won)
2015
Beginning		Provision		Reversal		Others		Ending
~~W~~	(20,246)	~~W~~	(2,110)	~~W~~	399	~~W~~	8,096	~~W~~	(13,861)

As of December 31, 2016, assets held for sale consist of 10 real estates of closed offices, which the management of the Group was committed to sell, but not yet sold by December 31, 2016. As of the report date, four out of the above assets held for sale are under a sale negotiation and the remaining 6 assets are also being actively marketed.

19. Deposits

Details of deposits as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Demand deposits
Demand deposits in Korean won	~~W~~	103,123,086	~~W~~	91,959,685
Demand deposits in foreign currencies		5,009,480		4,122,010

		108,132,566		96,081,695

Time deposits
Time deposits in Korean won		120,469,784		120,035,078
Fair value adjustments on fair value hedged time deposits in Korean won		—		(201)

		120,469,784		120,034,877

Time deposits in foreign currencies		4,314,783		3,623,160
Fair value adjustments on fair value hedged time deposits in foreign currencies		(61,656)		(17,672)

		4,253,127		3,605,488

		124,722,911		123,640,365

Certificates of deposits		2,880,557		4,611,447

Total deposits	~~W~~	235,736,034	~~W~~	224,333,507

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

20. Debts

Details of debts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Borrowings	~~W~~	11,952,068	~~W~~	11,684,566
Bonds sold under repurchase agreements and others		1,271,908		596,343
Call money		2,710,433		2,010,906

	~~W~~	15,934,409	~~W~~	14,291,815

Details of borrowings as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2016		2015
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	~~W~~	1,644,260	~~W~~	1,421,375
	Borrowings from the government	KEMCO and others	0.00 ~ 3.00		1,331,688		1,156,670
	Borrowings from banking institutions	Industrial Bank of Korea	—		—		180
	Borrowings from non-banking financial institutions	Korea Development Bank	0.20 ~ 2.70		320,755		284,369
	Other borrowings	Korea Gas Safety Corporation and others	0.00 ~ 7.50		2,636,273		2,830,933

					5,932,976		5,693,527

Borrowings in foreign currencies	Due to banks	JP Morgan Chase Bank and others	—		70,624		9,884
	Borrowings from banking institutions	MIZUHO bank and others	0.00 ~ 3.18		3,949,377		3,530,561
	Borrowings from other financial institutions	Export Import Bank of Korea and others	1.35 ~ 2.25		121,104		212,507
	Other borrowings	Standard Chartered Bank and others	—		1,877,987		2,238,087

					6,019,092		5,991,039

				~~W~~	11,952,068	~~W~~	11,684,566

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of bonds sold under repurchase agreements and others as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2016		2015
Bonds sold under repurchase agreements	Individuals, groups, corporations	0.00 ~ 1.21	~~W~~	1,261,371	~~W~~	568,486
Bills sold	Counter sale	0.40 ~ 1.00		10,537		27,857

			~~W~~	1,271,908	~~W~~	596,343

Details of call money as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2016		2015
Call money in Korean won	Korea Development Bank and others	1.08 ~ 1.23	~~W~~	1,525,500	~~W~~	926,400
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.08 ~ 3.30		1,184,933		1,084,506

			~~W~~	2,710,433	~~W~~	2,010,906

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

21. Debentures

Details of debentures as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2016		2015
Debentures in Korean won
Structured debentures	0.29 ~ 6.70	~~W~~	337,500	~~W~~	909,788
Subordinated fixed rate debentures in Korean won	3.08 ~ 5.12		3,196,993		4,471,829
Fixed rate debentures in Korean won	1.29 ~ 4.09		7,259,095		6,750,523
Floating rate debentures in Korean won	1.36 ~ 1.37		680,000		—

			11,473,588		12,132,140
Fair value adjustments on fair value hedged debentures in Korean won			26,724		40,170
Discount on debentures in Korean won			(9,560)		(6,412)

			11,490,752		12,165,898

Debentures in foreign currencies
Floating rate debentures	1.44~1.76		700,930		1,477,524
Fixed rate debentures	1.38~3.63		2,803,721		2,325,537

			3,504,651		3,803,061
Fair value adjustments on fair value hedged debentures in foreign currencies			(24,303)		(10,415)
Discount on debentures in foreign currencies			(11,408)		(9,410)

			3,468,940		3,783,236

		~~W~~	14,959,692	~~W~~	15,949,134

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in debentures based on face value for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	—	~~W~~	(572,288)	~~W~~	—	~~W~~	337,500
Subordinated fixed rate debentures		4,471,829		—		(1,274,836)		—		3,196,993
Fixed rate debentures		6,750,523		3,359,000		(2,850,428)		—		7,259,095
Floating rate debentures		—		680,000		—		—		680,000

		12,132,140		4,039,000		(4,697,552)		—		11,473,588

Debentures in foreign currencies
Floating rate debentures		1,477,524		35,595		(806,459)		(5,730)		700,930
Fixed rate debentures		2,325,537		1,185,480		(817,096)		109,800		2,803,721

		3,803,061		1,221,075		(1,623,555)		104,070		3,504,651

	~~W~~	15,935,201	~~W~~	5,260,075	~~W~~	(6,321,107)	~~W~~	104,070	~~W~~	14,978,239

(In millions of Korean won)	2015
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,239,238	~~W~~	120,000	~~W~~	(449,450)	~~W~~	—	~~W~~	909,788
Subordinated fixed rate debentures		4,566,124		—		(94,295)		—		4,471,829
Fixed rate debentures		6,390,553		4,080,000		(3,720,030)		—		6,750,523
Floating rate debentures		150,000		—		(150,000)		—		—

		12,345,915		4,200,000		(4,413,775)		—		12,132,140

Debentures in foreign currencies
Floating rate debentures		1,318,415		179,565		(111,939)		91,483		1,477,524
Fixed rate debentures		1,578,980		1,013,959		(378,577)		111,175		2,325,537

		2,897,395		1,193,524		(490,516)		202,658		3,803,061

	~~W~~	15,243,310	~~W~~	5,393,524	~~W~~	(4,904,291)	~~W~~	202,658	~~W~~	15,935,201

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

22. Provisions

Details of provisions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Provisions for unused loan commitments	~~W~~	124,991	~~W~~	126,282
Provisions for acceptances and guarantees		126,428		158,454
Provisions for asset retirement obligation		77,810		70,493
Others		96,055		95,169

	~~W~~	425,284	~~W~~	450,398

Changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	126,282	~~W~~	158,454	~~W~~	284,736
Effects of changes in foreign exchange rate		203		738		941
Provision(Reversal)		(1,494)		(32,764)		(34,258)

Ending	~~W~~	124,991	~~W~~	126,428	~~W~~	251,419

(In millions of Korean won)	2015
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	125,345	~~W~~	207,927	~~W~~	333,272
Effects of changes in foreign exchange rate		789		4,808		5,597
Provision(Reversal)		148		(54,281)		(54,133)

Ending	~~W~~	126,282	~~W~~	158,454	~~W~~	284,736

Changes in provisions for asset retirement obligation for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	70,493	~~W~~	68,999
Provision		3,693		1,941
Reversal		(250)		(363)
Used		(4,788)		(2,779)
Unwinding of discount		1,631		1,941
Effects of changes in discount rate		7,031		754

Ending	~~W~~	77,810	~~W~~	70,493

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Greenhouse Gas Emission liabilities[1]		Others		Total
Beginning	~~W~~	99	~~W~~	41,091	~~W~~	11,570	~~W~~	3,809	~~W~~	69	~~W~~	38,531	~~W~~	95,169
Provision (Reversal)		180		32,464		(1,456)		(1,939)		434		3,036		32,719
Used and Others		(164)		(23,159)		(1,577)		—		(145)		(6,788)		(31,833)

Ending	~~W~~	115	~~W~~	50,396	~~W~~	8,537	~~W~~	1,870	~~W~~	358	~~W~~	34,779	~~W~~	96,055

[1]	As of December 31, 2016, the estimated greenhouse gas emission is 117,831 tons.

(In millions of Korean won)
	2015
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Greenhouse Gas Emission liabilities[1]		Others		Total
Beginning	~~W~~	76	~~W~~	33,996	~~W~~	2,622	~~W~~	2,718	~~W~~	—	~~W~~	41,692	~~W~~	81,104
Provision		159		27,056		9,226		1,091		69		37,860		75,461
Used and Others		(136)		(19,961)		(278)		—		—		(41,021)		(61,396)

Ending	~~W~~	99	~~W~~	41,091	~~W~~	11,570	~~W~~	3,809	~~W~~	69	~~W~~	38,531	~~W~~	95,169

[1]	As of December 31, 2016, the estimated greenhouse gas emission is 122,542 tons.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary increase rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,260,675	~~W~~	(1,205,006)	~~W~~	55,669
Current service cost		159,268		—		159,268
Interest expense(income)		31,105		(29,723)		1,382
Remeasurements:
-Actuarial gain arising from changes in demographic assumptions		2,164		—		2,164
-Actuarial gain arising from changes in financial assumptions		(26,509)		—		(26,509)
-Actuarial loss arising from experience adjustment		4,000		—		4,000
-Return on plan assets (excluding amounts included in interest income)		—		9,655		9,655
Contributions		—		(130,000)		(130,000)
Payments from plans (benefit payments)		(45,733)		45,733		—
Payments from the Group		(4,496)		—		(4,496)
Transfer in		2,252		(2,236)		16
Transfer out		(2,508)		2,508		—
Effects of changes in foreign exchange rate		18		—		18

Ending	~~W~~	1,380,236	~~W~~	(1,309,069)	~~W~~	71,167

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,150,368	~~W~~	(1,092,875)	~~W~~	57,493
Current service cost		162,459		—		162,459
Interest expense (income)		34,147		(32,433)		1,714
Remeasurements :
-Actuarial gain arising from changes in demographic assumptions		(1,879)		—		(1,879)
-Actuarial gain arising from changes in financial assumptions		(508)		—		(508)
-Actuarial loss arising from experience adjustment		10,631		—		10,631
-Return on plan assets (excluding amounts included in interest income)		—		10,877		10,877
Contributions		—		(180,000)		(180,000)
Payments from plans (benefit payments)		(88,266)		88,266		—
Payments from the Group		(5,152)		—		(5,152)
Transfer in		1,993		(1,981)		12
Transfer out		(3,140)		3,140		—
Effects of changes in foreign exchange rate		22		—		22

Ending	~~W~~	1,260,675	~~W~~	(1,205,006)	~~W~~	55,669

Details of the net defined benefit liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Present value of defined benefit obligation	~~W~~	1,380,236	~~W~~	1,260,675
Fair value of plan assets		(1,309,069)		(1,205,006)

Net defined benefit liabilities	~~W~~	71,167	~~W~~	55,669

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Current service cost	~~W~~	159,268	~~W~~	162,459
Interest expenses of net defined benefit liabilities		1,382		1,714

Total	~~W~~	160,650	~~W~~	164,173

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Remeasurements:
-Actuarial gain(loss) arising from changes in demographic assumptions	~~W~~	(2,164)	~~W~~	1,879
-Actuarial loss arising from changes in financial assumptions		26,509		508
-Actuarial gain arising from experience adjustment		(4,000)		(10,631)
-Return on plan assets (excluding amounts included in interest income)		(9,655)		(10,877)
Income tax effects		(2,587)		4,627

Remeasurements after income tax	~~W~~	8,103	~~W~~	(14,494)

Details of fair value of plan assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	~~W~~—	~~W~~1,309,069	~~W~~1,309,069

(In millions of Korean won)	2015
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	~~W~~—	~~W~~1,205,006	~~W~~1,205,006

Key actuarial assumptions used as of December 31, 2016 and 2015, are as follows:

	Ratio (%)
	2016	2015
Discount rate	2.50	2.50
Salary increase rate	3.75	4.00
Turnover	1.00	1.00

Mortality assumptions are based on the 8th experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2016, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate	0.5% p	3.92% decrease	4.19% increase
Salary increase rate	0.5% p	3.85% increase	3.63% decrease
Turnover	0.5% p	0.31% decrease	0.33% increase

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2016, is as follows:

(In millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	~~W~~184,946	~~W~~113,342	~~W~~371,420	~~W~~759,236	~~W~~2,244,327	~~W~~3,673,271

The weighted average duration of the defined benefit obligations is 8.31 years.

Expected contributions to plan assets for the period after December 31, 2016, are estimated to be approximately ~~W~~ 140,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other financial liabilities
Other payables	~~W~~	2,782,247	~~W~~	3,016,175
Prepaid card and debit cards		1,929		2,107
Accrued expenses		2,380,057		2,538,380
Financial guarantee liabilities		22,377		12,355
Deposits for letter of guarantees and others		189,286		211,388
Domestic exchange settlement credits		1,332,503		118,599
Foreign exchanges settlement credits		116,226		53,367
Borrowings from other business accounts		5,204		47,707
Payables to trust accounts		4,430,508		2,791,404
Liabilities incurred from agency relationship		386,670		488,325
Account for agency businesses		248,253		321,557
Others		201,799		10,897

		12,097,059		9,612,261

Other non-financial liabilities
Other payables		1,193,758		68,449
Unearned revenue		35,733		39,815
Accrued expenses		191,338		176,643
Withholding taxes		103,849		108,225
Others		80,833		64,198

		1,605,511		457,330

	~~W~~	13,702,570	~~W~~	10,069,591

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

25. Equity

25.1 Capital Stock

Details of outstanding shares of the Bank as of December 31, 2016 and 2015, are as follows:

	Ordinary shares
	2016		2015
Number of shares authorized		1,000,000,000		1,000,000,000
Face value per share	~~W~~	5,000	~~W~~	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	~~W~~	2,021,896	~~W~~	2,021,896

[1]	In millions of Korean won.

25.2 Capital Surplus

Details of capital surplus as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Paid-in capital in excess of face value	~~W~~	4,604,417	~~W~~	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,389		40,389

	~~W~~	5,219,704	~~W~~	5,219,704

The gain on business combination is a gain from a bargain purchase related to the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Remeasurements of net defined benefit liabilities	~~W~~	(94,079)	~~W~~	(102,182)
Currency translation differences		27,509		32,993
Gains on valuation of available-for-sale financial assets		680,965		682,818
Losses on valuation of equity method investments		(87,577)		(87,346)
Gains on cash flow hedging instruments		337		—
Losses on hedges of a net investment in a foreign operations		(32,292)		(25,476)

	~~W~~	494,863	~~W~~	500,807

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

25.4 Retained Earnings

Retained earnings as of December 31, 2016 and 2015, consist of:

(In millions of Korean won)	2016		2015
Legal reserves	~~W~~	2,033,471	~~W~~	2,033,463
Regulatory reserve for credit losses		1,835,115		1,867,761
Voluntary reserves		10,596,846		9,893,452
Retained earnings before appropriation		1,123,107		1,210,128

	~~W~~	15,588,539	~~W~~	15,004,804

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 29.1 through 29.2 of Regulation on Supervision of Banking Business.

Details of the regulatory reserve for credit losses as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	1,835,115	~~W~~	1,867,761
Amounts estimated to be appropriated(reversed)		165,948		(32,646)

Ending	~~W~~	2,001,063	~~W~~	1,835,115

Adjustments to the regulatory reserve for credit losses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Provision (reversal) of regulatory reserve for credit losses	~~W~~	165,948	~~W~~	(32,646)
Adjusted profit after provision of regulatory reserve for credit losses[1]		798,308		1,139,884

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with Korean IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

26. Interest Income and Expense

Details of interest income, expense, and net interest income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Interest income
Due from financial institutions	~~W~~	71,659	~~W~~	112,024
Loans		7,038,659		7,380,610
Financial investments
Available-for-sale financial assets		313,850		386,427
Held-to-maturity financial assets		365,548		392,658
Others		104,440		116,663

		7,894,156		8,388,382

Interest expense
Deposits		2,455,044		3,030,091
Debts		166,488		167,785
Debentures		396,508		418,979
Others		47,206		59,780

		3,065,246		3,676,635

Net interest income	~~W~~	4,828,910	~~W~~	4,711,747

Interest income recognized on impaired loans is ~~W~~ 41,990 million (December 31, 2015: ~~W~~ 51,218 million) for the year ended December 31, 2016.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Fee and commission income
Banking activity fees	~~W~~	182,412	~~W~~	173,442
Lending activity fees		78,780		87,202
Agent activity fees		387,055		406,123
Trust and other fiduciary fees		182,405		241,246
Guarantee fees		30,538		29,924
Credit card related fees		1,293		1,420
Foreign currency related fees		97,394		97,148
Security activity commissions		157,218		160,211
Other business account commission on consignment		33,707		30,525
Debit card related fees and commissions		634		680
Others		158,946		144,133

		1,310,382		1,372,054

Fee and commission expense
Trading activity related fees[1]		11,884		10,531
Lending activity fees		23,694		21,225
Credit card related fees		1,925		1,096
Contributions to external institutions		21,988		22,318
Outsourcing related fees		59,914		62,475
Foreign currency related fees		15,694		12,286
Management fees of written-off loans		11,925		12,667
Others		75,507		73,083

		222,531		215,681

Net fee and commission income	~~W~~	1,087,851	~~W~~	1,156,373

[1]	Fees from financial assets/liabilities at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

28. Net Gains or Losses from Financial Assets/Liabilities at Fair Value Through Profit or Loss

28.1 Net gains or losses from financial instruments held for trading

Net gains or losses from financial instruments held for trading are composed of gains or losses from financial instruments held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions.

Details for the years ended December 31, 2016 and 2015, are as follows:,

(In millions of Korean won)	2016		2015
Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	203,083	~~W~~	224,641
Equity securities		5,818		11,487

		208,901		236,128

Derivatives held for trading
Interest rate		972,660		976,180
Currency		3,719,392		2,287,541
Stock or stock index		456		13,727
Other		859		803

		4,693,367		3,278,251

Financial liabilities held for trading		528		—

Other financial instruments		239		2,166

		4,903,035		3,516,545

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities		69,187		34,713
Equity securities		2,819		9,237

		72,006		43,950

Derivatives held for trading
Interest rate		924,404		988,989
Currency		3,708,355		2,178,142
Stock or stock index		7,620		12,877
Other		772		241

		4,641,151		3,180,249

Financial liabilities held for trading		2,410		—

Other financial instruments		174		2,213

		4,715,741		3,226,412

Net gain or loss from financial instruments held for trading	~~W~~	187,294	~~W~~	290,133

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

28.2 Net gains or losses from financial instruments designated at fair value through profit or loss

Net gains or losses from financial instruments designated at fair value through profit or loss includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2015		2015
Gains from financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	9,604	~~W~~	1,697
Losses from financial assets designated at fair value through profit or loss
Derivative linked securities		—		4,802

Net gains or losses from financial assets designated at fair value through profit or loss	~~W~~	9,604	~~W~~	(3,105)

29. Other operating income and expenses

Details of other operating income and expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	~~W~~	226	~~W~~	313
Gains on sale of available-for-sale financial assets		169,482		397,757

		169,708		398,070

Gains on foreign exchange transactions		3,328,516		2,422,525
Dividend income		85,339		84,538
Others		165,738		183,365

		3,749,301		3,088,498

Other operating expenses
Expense related to available-for-sale financial assets
Losses on sale of available-for-sale financial assets		27,966		2,142
Impairment losses on available-for-sale financial assets		22,225		216,027

		50,191		218,169

Losses on foreign exchange transactions		3,211,954		2,399,321
Others		888,206		892,734

		4,150,351		3,510,224

Net other operating expenses	~~W~~	(401,050)	~~W~~	(421,726)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Employee Benefits
Salaries and short-term employee benefits—salaries	~~W~~	1,469,499	~~W~~	1,442,575
Salaries and short-term employee benefits—welfare expense		659,522		696,210
Post-employment benefits—defined benefit plans		160,650		164,173
Post-employment benefits—defined contribution plans		3,729		5,085
Termination benefits		862,539		390,245
Share-based payments		19,347		11,915

		3,175,286		2,710,203

Depreciation and amortization		219,934		204,467

Other general and administrative expenses
Rental expense		240,021		237,800
Tax and dues		81,669		97,721
Communication		22,990		24,046
Electricity and utilities		23,006		23,858
Publication		12,653		13,816
Repairs and maintenance		11,875		12,085
Vehicle		7,224		7,833
Travel		3,833		3,581
Training		16,998		18,402
Service fees		89,243		87,704
Others		364,217		370,305

		873,729		897,151

	~~W~~	4,268,949	~~W~~	3,811,821

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

30.2 Share-based Payments

30.2.1 Share Options

There are no share options outstanding for the year ended December 31, 2016. The changes in the number of granted share options and the weighted average exercise price for the year ended December 31, 2015, were as follows:

(In Korean won, except shares)
	2015
	Number of granted shares						Number of exercisable shares		Exercise price per share		Remaining contractual life(Years)
Share options	Beginning		Expired		Ending
Series 22		657,498		657,498		—		—	~~W~~	—	—
Series 23		15,246		15,246		—		—		—	—

		672,744		672,744		—		—

Weighted average exercise price	~~W~~	77,268	~~W~~	77,268	~~W~~	—	~~W~~	—

There was no intrinsic value of the vested share options as of December 31, 2015

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

Details of the share grants as of December 31, 2016, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 60	2015.01.01	277,205	Service period : 2 years [2,3]
Series 61	2015.04.14	8,390	Service period : 2 years [2,3]
Series 62	2015.01.12	16,505	Service period : 2 years [2,3]
Series 64	2015.07.24	21,153	Service period : 2 years [2,3]
Series 65	2015.08.26	13,828	Service period : 2 years [2,3]
Series 66	2014.11.21	28,392	Service period : 3 years [2,4]
Series 67	2016.01.01	164,063	Service period : 2 years [2,5]
Series 68	2016.07.05	9,621	Service period : 2 years [2,5]
Deferred grant in 2013	—	22,335
Deferred grant in 2014	—	70,766
Deferred grant in 2015	—	88,848

		721,106

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[1]	Granted shares in relation to Series 60 ~ 62 and 64 ~ 68 represent the total number of shares granted to directors and employees but not vested at the end of reporting period. The number of deferred grants represents residual shares that have been vested at the end of reporting period.
[2]	Options are given to the executives and employees during the year for deferred payment schedule(after the retirement date), payment proportion and payment period. Due to these given options, the deferred payment period might be a maximum of five years after the retirement date.
[3]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of the targeted performance results, the targeted relative TSR and the targeted financial results of the Bank, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.
[4]	The 35%, 35% and 30% of the number of shares to be granted are determined upon the accomplishment of the targeted EPS, the targeted relative TSR and the targeted asset quality, respectively.
[5]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of performance results, relative TSR and evaluation by the Bank’s CEO, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.

Details of share grants linked to short-term performance as of December 31, 2016, are as follows:

Share grants[1]	Grant date	Number of vested shares	Vesting conditions
Granted shares for 2013	2013.01.01	33,999	Vested
Granted shares for 2014	2014.01.01	107,427	Vested
Granted shares for 2015	2015.01.01	140,999	Vested
Granted shares for 2016	2016.01.01	133,598	Proportion to service period

[1]	Options are given to the executives and employees during the year for deferred payment schedule(after the retirement date), payment proportion and payment period. Due to these given options, the deferred payment period might be a maximum of five years after the retirement date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2016, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long-term performance
Series 60	0.00~7.00	1.57	42,868	41,367 ~ 42,824
Series 61	0.00~3.00	1.57	42,169	42,295 ~ 42,824
Series 62	0.00~3.00	1.57	42,868	42,295 ~ 42,824
Series 64	0.00~5.00	1.57	42,288	41,673 ~ 42,824
Series 65	0.65~4.00	1.57	42,144	42,003 ~ 42,680
Series 66	0.89~3.89	1.57	48,889	41,916 ~ 42,670
Series 67	0.00~6.00	1.57	44,134	41,471 ~ 42,824
Series 68	1.51~5.00	1.58	43,273	41,673 ~ 42,380
Grant deferred in 2013	—	1.57	—	42,824
Grant deferred in 2014	0.00~1.00	1.57	—	42,680 ~ 42,824
Grant deferred in 2015	0.00~4.00	1.57	—	42,003 ~ 42,824
Linked to short-term performance
Share granted in 2013	—	1.57	—	32,810~42,824
Share granted in 2014	0.00~1.02	1.57	—	37,829~42,872
Share granted in 2015	0.00~6.00	1.57	—	41,471~42,824
Share granted in 2016	1.00~7.00	1.57	—	41,367~42,680

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant and the current stock price as of December 31, 2016, was used for the underlying asset price. Also, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2016 and 2015, the accrued expenses related to share-based payments, including share grants, amounted to ~~W~~ 41,474 million and ~~W~~ 33,754 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 19,347 million and ~~W~~ 11,915 million were incurred during the year ended December 31, 2016 and 2015, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

30.2.3 Mileage Stock

Details of Mileage Stock as of December 31, 2016, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (Years) [1]	Number of exercisable shares[2]
	2016.01.23	33,836	0.00~2.06	33,025
	2016.04.29	66	0.00~2.33	66
	2016.07.07	280	0.00~2.52	280
	2016.07.18	767	0.00~2.55	767
	2016.08.03	120	0.00~2.59	120
	2016.08.17	66	0.00~2.63	66
	2016.08.30	256	0.00~2.66	256
Share granted in 2016	2016.09.06	373	0.00~2.68	373
	2016.10.07	105	0.00~2.77	105
	2016.11.01	118	0.00~2.84	118
	2016.12.07	44	0.00~2.93	44
	2016.12.08	23	0.00~2.94	23
	2016.12.15	12	0.00~2.96	12
	2016.12.20	309	0.00~2.97	309
	2016.12.28	45	0.00~2.99	45
	2016.12.30	210	0.00~3.00	210

		36,630		35,819

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The exercisable shares are assessed based on the stock price as of December 31, 2016. These shares are vested immediately at grant date.

The accrued expenses for share-based payments in regard to mileage stock as of December 31, 2016, are ~~W~~ 1,533 million. The compensation costs amounting to ~~W~~ 1,563 million were recognized as an expense for the year ended December 31, 2016.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

31. Non-operating Income and Expenses

Details of non-operating income and expenses for years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Non-operating income
Gains of disposal in property and equipment and assets held for sale	~~W~~	1,342	~~W~~	1,017
Rent received		28,303		28,560
Others		80,927		258,716

		110,572		288,293

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		1,370		927
Donation		31,813		41,839
Restoration cost		2,421		722
Others		25,657		51,369

		61,261		94,857

Net non-operating income(expenses)	~~W~~	49,311	~~W~~	193,436

32. Income Tax Expense

Income tax expense for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Tax payable
Current tax expense	~~W~~	492,690	~~W~~	207,579
Adjustments recognized in the period for current tax of prior years		21,521		(16,207)

		514,211		191,372

Changes in deferred income tax assets (liabilities)		(204,625)		51,908
Income tax expense of overseas branches		3,447		3,827
Income tax recognized directly in equity
Changes in value of available-for-sale financial assets		961		24,707
Changes in exchange difference of foreign operation		(3,154)		—
Changes in remeasurements of net defined benefit liabilities		(2,587)		4,627
Gains on hedging investment of a net investment in a foreign operation		2,176		8,134
Gains(Losses) on cash flow hedging instruments		(108)		—
Others		74		(778)

		(2,638)		36,690

Consolidated tax effect		(18,394)		(9,806)

Tax expense	~~W~~	292,001	~~W~~	273,991

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2016 and 2015, follows:

(In millions of Korean won)	2016		2015
Profit before income tax	~~W~~	1,256,257	~~W~~	1,381,229

Tax at the applicable tax rate[1]		303,552		333,796
Non-taxable income		(8,182)		(53,443)
Non-deductible expense		13,933		13,713
Tax credit and tax exemption		(241)		(397)
Temporary difference for which no deferred tax is recognized		3,877		5,082
Tax supplementary pay(rebate) for tax of prior years		(12,954)		(21,222)
Income tax expense of overseas branches		3,447		3,827
Tax effect of investments in subsidiaries		7,143		1,241
Foreign subsidiary tax rate difference effect		(730)		(671)
Consolidated tax effect		(18,394)		(9,806)
Others		550		1,871

Tax expense	~~W~~	292,001	~~W~~	273,991

Tax expense / Profit before income tax (%)		23.24		19.84

[1]	Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, and for over ~~W~~ 20 billion is 24.2%.

Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Income tax refund receivables prior to offsetting[1]	~~W~~	(153,916)	~~W~~	(229,470)
Tax payables prior to offsetting[2]		496,910		210,024

Tax payables (receivables) after offsetting		342,994		(19,446)
Adjustment on consolidated tax payable and others[3]		(18,394)		(9,806)
Accounts receivables (payables)[4]		(319,243)		36,373

Current tax payable	~~W~~	5,357	~~W~~	7,121

[1]	Excludes current tax assets of ~~W~~ 11,400 million (2015: ~~W~~ 17,612 million) from uncertain tax position, which do not qualify for offsetting.
[2]	Includes income tax payable of ~~W~~ 5,357 million (2015: ~~W~~ 7,121 million) under current tax liabilities as of December 31, 2016, which are not to be offset against any income tax refund receivables, such as those of overseas branches.
[3]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[4]	The amount of income tax payable by the Group is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

33. Dividends

The dividend to the shareholder of the Bank in respect of the year ended December 31, 2016, of ~~W~~ 889 per share, amounting to total dividends of ~~W~~ 359,493 million, is to be proposed at the annual general shareholder’s meeting on March 23, 2017. The Group’s consolidated financial statements as of December 31, 2016, do not reflect this dividend payable.

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Changes (excluding reclassification)		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(102,182)	~~W~~	10,690	~~W~~	—	~~W~~	(2,587)	~~W~~	(94,079)
Currency translation differences		32,993		(2,330)		—		(3,154)		27,509
Gains(losses) on valuation of available-for-sale financial assets		682,818		85,219		(88,033)		961		680,965
Gains(losses) on valuation of equity method investments		(87,346)		(305)		—		74		(87,577)
Gains(losses) on cash flow hedging instruments		—		445		—		(108)		337
Gains(losses) on hedges of a net investment in a foreign operations		(25,476)		(8,992)		—		2,176		(32,292)

	~~W~~	500,807	~~W~~	84,727	~~W~~	(88,033)	~~W~~	(2,638)	~~W~~	494,863

(In millions of Korean won)	2015
	Beginning		Changes (excluding reclassification)		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(87,688)	~~W~~	(19,121)	~~W~~	—	~~W~~	4,627	~~W~~	(102,182)
Currency translation differences		(12,149)		45,142		—		—		32,993
Gains(losses) on valuation of available-for-sale financial assets		760,530		214,106		(316,525)		24,707		682,818
Gains(losses) on valuation of equity method investments		(89,882)		3,314		—		(778)		(87,346)
Gains(losses) on hedges of a net investment in a foreign operation		—		(33,610)		—		8,134		(25,476)

	~~W~~	570,811	~~W~~	209,831	~~W~~	(316,525)	~~W~~	36,690	~~W~~	500,807

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

35. Trust Accounts

Financial information of the trust accounts the Group manages as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016				2015
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	~~W~~	3,978,501	~~W~~	120,348	~~W~~	3,754,063	~~W~~	125,392
Unconsolidated		43,653,701		1,132,375		34,216,814		1,334,526

	~~W~~	47,632,202	~~W~~	1,252,723	~~W~~	37,970,877	~~W~~	1,459,918

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Group’s trust accounts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Assets
Accrued trust fees	~~W~~	28,855	~~W~~	27,796

Liabilities
Due to trust accounts		4,430,508		2,791,403
Accrued interest on due to trust accounts		6,767		6,354

	~~W~~	4,437,275	~~W~~	2,797,757

Significant revenue and expenses related to the Group’s trust for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Revenues
Fees and commissions from trust accounts	~~W~~	182,405	~~W~~	241,246
Commissions from early termination in trust accounts		65		171

	~~W~~	182,470	~~W~~	241,417

Expenses
Interest expenses on due to trust accounts	~~W~~	37,750	~~W~~	48,293

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

36. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Cash	~~W~~	2,154,729	~~W~~	2,073,741
Checks with other banks		400,422		396,955
Due from Bank of Korea		7,676,491		6,791,990
Due from other financial institutions		4,450,204		5,300,304

		14,681,846		14,562,990

Restricted due from financial institutions		(7,859,701)		(6,905,907)
Due from financial institutions with original maturities over three months		(483,987)		(1,187,577)

		(8,343,688)		(8,093,484)

	~~W~~	6,338,158	~~W~~	6,469,506

Significant non-cash transactions for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Decrease in loans due to the write-offs	~~W~~	977,988	~~W~~	979,633
Changes in accumulated other comprehensive income due to valuation of financial investments		(1,853)		(77,712)
Changes in accumulated other comprehensive income due to investment in associates		(231)		2,536
Changes in financial investments due to debt-for-equity swap		43,820		14,729
Reclassification from investments in associates to available-for-sale financial assets		220,809		—

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Activities	2016		2015
Income tax paid	Operating	~~W~~	91,082	~~W~~	99,296
Interest received	Operating		8,088,194		8,956,307
Interest paid	Operating		3,191,351		4,063,499
Dividends received	Operating		86,651		84,765
Dividends paid	Financing		380,521		230,496

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

37. Contingent Liabilities and Commitments

Acceptances and guarantees as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Confirmed acceptances and guarantees Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	~~W~~	329,051	~~W~~	422,316
Others		588,950		609,034

		918,001		1,031,350

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		234,125		250,647
Letter of guarantees		64,189		51,500
Bid bond		64,242		62,402
Performance bond		703,076		1,006,304
Refund guarantees		1,689,343		1,924,030
Others		1,593,770		1,444,618

		4,348,745		4,739,501

Financial guarantees
Acceptances and guarantee for issue of debentures		31,000		51,200
Acceptances and guarantees for mortgage		25,994		27,805
Overseas debt guarantees		272,255		374,769
International financing guarantees in foreign currencies		52,961		11,893
Others		270,000		—

		652,210		465,667

		5,918,956		6,236,518

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,068,106		2,142,496
Refund guarantees		217,272		1,019,116

		2,285,378		3,161,612

	~~W~~	8,204,334	~~W~~	9,398,130

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Acceptances and guarantees by counterparty as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	5,129,393	~~W~~	1,644,556	~~W~~	6,773,949	82.57
Small medium sized companies		623,422		479,515		1,102,937	13.44
Public and others		166,141		161,307		327,448	3.99

	~~W~~	5,918,956	~~W~~	2,285,378	~~W~~	8,204,334	100.00

(In millions of Korean won)
	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	5,238,851	~~W~~	2,489,134	~~W~~	7,727,985	82.23
Small medium sized companies		833,355		517,703		1,351,058	14.38
Public and others		164,312		154,775		319,087	3.39

	~~W~~	6,236,518	~~W~~	3,161,612	~~W~~	9,398,130	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Acceptances and guarantees by industry as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	74,282	~~W~~	3,710	~~W~~	77,992	0.95
Manufacturing		3,315,257		1,141,571		4,456,828	54.32
Service		765,051		63,847		828,898	10.10
Wholesale and retail		1,171,151		779,163		1,950,314	23.77
Construction		509,329		129,111		638,440	7.78
Public		82,646		92,445		175,091	2.13
Others		1,240		75,531		76,771	0.95

	~~W~~	5,918,956	~~W~~	2,285,378	~~W~~	8,204,334	100.00

(In millions of Korean won)
	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	108,031	~~W~~	3,664	~~W~~	111,695	1.19
Manufacturing		3,559,955		1,934,904		5,494,859	58.47
Service		584,333		68,494		652,827	6.95
Wholesale and retail		1,285,101		796,109		2,081,210	22.14
Construction		606,099		200,976		807,075	8.59
Public		73,160		106,288		179,448	1.91
Others		19,839		51,177		71,016	0.75

	~~W~~	6,236,518	~~W~~	3,161,612	~~W~~	9,398,130	100.00

Commitments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016		2015
Commitments
Corporate loan commitments	~~W~~	36,012,231	~~W~~	39,088,006
Retail loan commitments		15,727,639		15,051,360
Other acceptance and guarantees in Korean won		1,000,000		1,000,000
Purchase of securities		1,521,778		1,613,287

		54,261,648		56,752,653

Financial Guarantees
Credit line		2,418,997		3,449,749
Purchase of securities		290,100		98,700

		2,709,097		3,548,449

	~~W~~	56,970,745	~~W~~	60,301,102

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Other Matters (including litigation)

a)	The Bank has filed 80 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~ 435,413 million, and faces 116 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 382,322 million, which arose in the normal course of the business and are still pending as of December 31, 2016.

b)	The face values of the securities sold to general customers through tellers’ sale amount to ~~W~~ 5,731 million and ~~W~~ 11,254 million as of December 31, 2016 and 2015, respectively.

38. Subsidiaries

Details of subsidiaries as of December 31, 2016, are as follows:

Name of subsidiary	Ownership (%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank Hongkong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.[1]	100.00	China	Banking and foreign exchange transaction
Personal pension trust and 10 others [2]	—	Korea	Trust
KL the 1st L.L.C. and 20 others [3]	—	Korea	Asset-backed securitization and others
KB Haeorum Private securities 26 and 6 others [4]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund 1 [4]	86.00	Korea	Investment Trust
KB Star Retail Private Real Estate Master Fund 1 [3,5]	42.12	Korea	Investment Trust
KB Star Office Private Real Estate Master Fund 2 [3,5]	38.22	Korea	Investment Trust

[1]	For the year ended December 31, 2016, Kookmin Bank (China) Ltd.’s functional currency has changed from USD to CNY.
[2]	The Bank controls the trust because it has power that determines the management performance over the trust, and is exposed to variable returns to absorb losses through the guarantees of payment of principal or, payment of principal and fixed rate of return.
[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[4]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power.
[5]	Ownerships are based on total holding of the Bank and its subsidiaries.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The condensed financial information of major subsidiaries as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016

	Assets		Liabilities		Equity		Operating revenue		Profit for the period
Kookmin Bank Int’l Ltd.(London)	~~W~~	501,788	~~W~~	410,962	~~W~~	90,826	~~W~~	13,699	~~W~~	3,982
Kookmin Bank Hongkong Ltd.		926,001		760,112		165,889		19,105		5,648
Kookmin Bank Cambodia PLC.		162,133		99,510		62,623		6,858		742
Kookmin Bank (China) Ltd.		1,838,326		1,415,062		423,264		57,769		5,282
Personal pension trust and 10 others		4,016,964		3,913,743		103,221		122,195		2,899

(In millions of Korean won)
	2015
	Assets		Liabilities		Equity		Operating revenue		Profit(Loss) for the period
Kookmin Bank Int’l Ltd.(London)	~~W~~	472,941	~~W~~	388,623	~~W~~	84,318	~~W~~	10,756	~~W~~	3,484
Kookmin Bank Hongkong Ltd.		684,994		529,847		155,147		14,529		5,127
Kookmin Bank Cambodia PLC.		88,675		63,851		24,824		5,850		2,054
Kookmin Bank (China) Ltd.		1,663,788		1,231,463		432,325		42,269		(8,465)
Personal pension trust and 10 others		3,803,511		3,704,365		99,146		129,956		3,664

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank provides the capital commitment of ~~W~~ 258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ~~W~~ 185,717 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Bank has provided purchase commitment and grant of credit to the structured entities that are considered as subsidiaries. The Bank should purchase unsold commercial paper securities if there is a shortage of the investors for the commercial paper securities issued by the structured entity. If events causing the cessation of the issuance of commercial paper securities occur or if the structured entities become insolvent, the Bank should provide loans to the structured entities under certain conditions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2016
Silver Investment 2nd Inc.	~~W~~	50,000
KDL the 1st L.L.C.		50,000
KBC the 1st L.L.C.		35,000
KBM the 1st L.L.C.		50,000
KH the 4th L.L.C.		25,000
KH the 3rd L.L.C.		100,000
KH the 2nd L.L.C.		40,000
KL the International 1st L.L.C.		50,000
KL the 3rd L.L.C.		30,000
KL the 1st L.L.C.		50,000
KL Food the 1st L.L.C.		50,000
KY the 1st L.L.C.		24,000
KBY the 1st L.L.C.		15,000
KBH the 1st L.L.C.		20,000
KBH the 2nd L.L.C.		30,000
KB INO 1st L.L.C.		50,000
LIIV FOR RENTAL 1st L.L.C.		70,000

•	The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

KL the 1st L.L.C. and 16 other subsidiaries were newly consolidated during the year ended December 31, 2016.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

39. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and collection securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans related to SOC and real property Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/ Construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

As of December 31, 2016 and 2015, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities are as follows:

(In millions of Korean won)
	2016
	Asset-backed securitization		Project Financing		Investment funds		Others		Total
Total assets of the unconsolidated structured entities	~~W~~	70,019,012	~~W~~	21,562,287	~~W~~	15,125,330	~~W~~	2,140,135	~~W~~	108,846,764

Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		129,742		—		—		—		129,742
Derivative financial assets		110		—		—		—		110
Loans		438,711		2,283,110		—		146,256		2,868,077
Financial investments		6,394,577		8,595		3,654,414		17,046		10,074,632
Investments in associates		—		—		229,561		—		229,561

	~~W~~	6,963,140	~~W~~	2,291,705	~~W~~	3,883,975	~~W~~	163,302	~~W~~	13,302,122

Liabilities
Deposits	~~W~~	528,035	~~W~~	703,049	~~W~~	49,587	~~W~~	6,857	~~W~~	1,287,528

	~~W~~	528,035	~~W~~	703,049	~~W~~	49,587	~~W~~	6,857	~~W~~	1,287,528

Maximum exposure to loss
Asset[1]	~~W~~	6,963,140	~~W~~	2,291,705	~~W~~	3,883,975	~~W~~	163,302	~~W~~	13,302,122
Purchase and capital commitments		—		—		1,620,871		—		1,620,871
Unused providing lines of credit		2,420,854		—		—		—		2,420,854
Acceptances and guarantees and Loan commitments		290,100		1,475,760		—		—		1,765,860

	~~W~~	9,674,094	~~W~~	3,767,465	~~W~~	5,504,846	~~W~~	163,302	~~W~~	19,109,707

Methods of determining the maximum exposure to loss	Providing lines of credit and purchase commitments	Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees	Capital commitments	Loan commitments

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
	2015
	Asset-backed securitization		Project Financing		Investment funds		Others		Total
Total assets of the unconsolidated structured entities	~~W~~	51,915,323	~~W~~	22,279,763	~~W~~	10,208,708	~~W~~	5,969,463	~~W~~	90,373,257

Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss	~~W~~	218,496	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	218,496
Derivative financial assets		373		—		—		—		373
Loans		178,863		2,512,158		—		373,760		3,064,781
Financial investments		9,324,629		7,867		1,413,044		18,303		10,763,843
Investments in associates		—		—		407,319		—		407,319

	~~W~~	9,722,361	~~W~~	2,520,025	~~W~~	1,820,363	~~W~~	392,063	~~W~~	14,454,812

Liabilities
Deposits	~~W~~	258,554	~~W~~	728,059	~~W~~	15,159	~~W~~	19,743	~~W~~	1,021,515

	~~W~~	258,554	~~W~~	728,059	~~W~~	15,159	~~W~~	19,743	~~W~~	1,021,515

Maximum exposure to loss
Asset[1]	~~W~~	9,722,361	~~W~~	2,520,025	~~W~~	1,820,363	~~W~~	392,063	~~W~~	14,454,812
Purchase and capital commitments		98,700		14,177		1,661,862		—		1,774,739
Unused providing lines of credit		3,449,749		—		—		—		3,449,749
Acceptances and guarantees and Loan commitments		10,832		1,234,150		—		29,801		1,274,783

	~~W~~	13,281,642	~~W~~	3,768,352	~~W~~	3,482,225	~~W~~	421,864	~~W~~	20,954,083

Methods of determining the maximum exposure to loss	Providing lines of credit and purchase commitments	Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees	Capital commitments	Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

40. Finance and Operating Leases

40.1 Finance Lease

The future minimum lease payments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Net carrying amount of finance lease assets	~~W~~	24,290	~~W~~	32,583

Minimum lease payments
Within 1 year		1,572		1,983
1-5 years		54		226

	~~W~~	1,626	~~W~~	2,209

Present value of minimum lease payments
Within 1 year		1,551		1,950
1-5 years		54		222

	~~W~~	1,605	~~W~~	2,172

40.2 Operating Lease

40.2.1 The Group as Operating Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Minimum lease payments
Within 1 year		116,505	~~W~~	107,696
1-5 years		133,381		92,729
Over 5 years		34,488		34,679

	~~W~~	284,374	~~W~~	235,104

Minimum sublease payments	~~W~~	(1,891)	~~W~~	(1,340)

The lease payments reflected in profit or loss for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Lease payment reflected in profit or loss
Minimum lease payments	~~W~~	166,120	~~W~~	167,053
Sublease payments		(1,002)		(721)

	~~W~~	165,118	~~W~~	166,332

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

40.2.2 The Group as Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Minimum lease receipts
Within 1 year	~~W~~	18,383	~~W~~	9,212
1-5 years		33,031		9,866

	~~W~~	51,414	~~W~~	19,078

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
		2016		2015
Parent
KB Financial Group Inc.	Fee and commission income	~~W~~	3,422	~~W~~	719
	Other non-operating income		765		999
	Interest expense		2,262		2,429
	General and administrative expenses		203		—
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income		889		607
	Other non-operating income		3		—
	Interest expense		820		1,148
	Fee and commission expense		635		835
KB Real Estate Trust Co., Ltd.	Fee and commission income		35		4
	Other non-operating income		39		41
	Interest expense		139		904
	Fee and commission expense		1,195		956
KB Investment Co., Ltd.	Fee and commission income		11		—
	Interest expense		480		590
KB Kookmin Card Co., Ltd.	Interest income		3,307		3,010
	Fee and commission income		243,282		245,202
	Gains on financial assets/ liabilities at fair value through profit or loss		3,376		—
	Reversal of credit losses		—		1
	Other non-operating income		1,212		1,126
	Interest expense		3,010		5,690
	Fee and commission expense		176		141
	Provision for credit losses		70		—
	General and administrative expenses		163		—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

KB Credit Information Co., Ltd.	Fee and commission income	33	187
	Other non-operating income	298	324
	Interest expense	129	197
	Fee and commission expense	16,444	18,442
KB Data System Co., Ltd.	Fee and commission income	34	1
	Other non-operating income	74	47
	Interest expense	165	267
	Other non-operating expense	33	—
	General and administrative expenses	16,046	14,160
KB Life Insurance Co., Ltd.	Fee and commission income	12,380	19,591
	Gains on financial assets/ liabilities at fair value through profit or loss	2,018	—
	Other non-operating income	466	56
	Interest expense	965	1,151
	Losses on financial assets/ liabilities at fair value through profit or loss	486	—
	General and administrative expenses	1,942	—
KB Savings Bank Co., Ltd.	Fee and commission income	246	81
	Other non-operating income	39	15
KB Capital Co., Ltd.	Fee and commission income	579	243
	Other non-operating income	115	89
	Interest expense	4	2
KB Securities Co., Ltd. [2]	Interest income	1,706	159
	Fee and commission income	6,535	3,694
	Gains on financial assets/ liabilities at fair value through profit or loss	7,189	—
	Other operating income	4	—
	Reversal of credit losses	38	2
	Other non-operating income	1,645	928
	Interest expense	2,398	2,282
	Fee and commission expense	428	635
	Losses on financial assets/ liabilities at fair value through profit or loss	10,250	—
	Other operating expense	—	10
Hanbando BTL Private Special Asset Fund	Fee and commission income	179	203
KB Senior Loan Private Fund No.1	Fee and commission income	32	23
KB Mezzanine Private Securities Fund[1]	Fee and commission income	52	203
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	3	3
	Interest expense	92	73
Incheon Bridge Co., Ltd.	Interest income	14,534	12,843
	Reversal of credit losses	—	2
	Interest expense	369	436
	Provision for credit losses	30	—
MJT&I Corp.	Interest income	2	—
Doosung Metal Co., Ltd.	Interest income	1	—
Jaeyang Industry Co., Ltd.	Reversal of credit losses	37	—
KB12-1 Venture Investment Partnership	Interest expense	35	107

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Interest expense	10	—
KB High-tech Company Investment Fund	Interest expense	76	—
Aju Good Technology Venture Fund	Interest expense	4	—
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	87	92
UAMCO., Ltd.[1]	Fee and commission income Interest expense	5 1	14 8
United PF 1st Recovery Private Equity Fund[1]	Interest expense	1	49
Associate of parent
KB Insurance Co., Ltd.	Interest income	63	50
	Fee and commission income	12,019	2,456
	Gains on financial assets/ liabilities at fair value through profit or loss	4,822	2,761
	Reversal of credit losses	30	—
	Other non-operating income	110	10
	Interest expense	1,057	164
	Losses on financial assets/ liabilities at fair value through profit or loss	3,384	164
	General and administrative expenses	11,154	2,633
Associates of parent’s subsidiaries
KB No.3 Special Purpose Acquisition Company[1]	Interest expense	—	5
KB No.4 Special Purpose Acquisition Company[1]	Interest expense	—	25
KB No.5 Special Purpose Acquisition Company[1]	Interest expense	19	44
KB No.6 Special Purpose Acquisition Company[1]	Interest expense	14	66
KB No.7 Special Purpose Acquisition Company[1]	Interest expense	18	38
KB No.8 Special Purpose Acquisition Company	Interest expense	35	21
KB No.9 Special Purpose Acquisition Company	Interest expense	40	7
KB No.10 Special Purpose Acquisition Company	Interest expense	8	—
SY Auto Capital Co., Ltd.	Interest income	193	—
	Interest expense	19	24
	Provision for credit losses	61	—
RAND Bio Science Co., Ltd.	Interest expense	14	—
KB IC 3rd Private Equity Fund	Interest expense	12	23
SAWNICS Inc. [1]	Interest expense	—	1
E-clear International Co., Ltd.[1]	Interest income	—	18
Other
Retirement pension	Fee and commission income	717	611
	Interest expense	749	955

[1]	Not considered to be the Group’s related party as of December 31, 2016.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[2]	During the year, Hyundai Securities Co., Ltd. and KB Investment and Securities Co., Ltd. merged. Therefore the profit and loss of Hyundai Securities Co., Ltd after Hyundai Securities Co.,Ltd. became the related party of the Group was included.

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016		2015
Parent
KB Financial Group Inc.	Other assets	~~W~~	3,313	~~W~~	41,442
	Deposits		57,967		324,947
	Other liabilities		426,522		54,619
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets		226		169
	Deposits		73,279		74,062
	Other liabilities		410		438
KB Real Estate Trust Co., Ltd.	Deposits		21,211		24,025
	Other liabilities		353		405
KB Investment Co., Ltd.	Deposits		23,954		37,125
	Other liabilities		55		117
KB Kookmin Card Co., Ltd.	Other assets		25,573		26,891
	Derivative assets[2]		3,376		—
	Deposits		160,002		385,060
	Provisions		485		415
	Other liabilities		50,231		64,136
KB Credit Information Co., Ltd.	Other assets		6		183
	Deposits		3,465		5,864
	Other liabilities		6,439		6,226
KB Data System Co., Ltd.	Other assets		2,312		893
	Deposits		10,926		18,028
	Other liabilities		2,366		1,242
KB Life Insurance Co., Ltd.	Other assets		976		1,218
	Derivative assets[3]		2,018		—
	Deposits		700		255
	Debts		25,000		25,000
	Other liabilities		3,136		103
KB Savings Bank Co., Ltd.	Other assets		77		17
	Other liabilities		378		371
KB Capital Co., Ltd.	Other assets		17		11
	Deposits		9,075		741
KB Securities Co., Ltd.	Cash and due from financial institutions		284		282
	Gross amounts of loans		—		8,438
	Allowances		—		3
	Other assets		395		402
	Derivative assets[4]		2,739		—
	Deposits		116,893		117,257
	Debentures		300		—
	Provisions		234		13
	Other liabilities		191,719		5,134
	Derivative liabilities[4]		2,018		—
Hanbando BTL Private Special Asset Fund	Other assets		44		46
KB Senior Loan Private Fund No.1	Other assets		8		11
KB Mezzanine Private Securities Fund[1]	Other assets		—		27

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Associates
JSC Bank CenterCredit	Cash and due from financial institutions	8	1,225
Korea Credit Bureau Co., Ltd.	Deposits	26,827	19,435
	Other liabilities	75	22
Incheon Bridge Co., Ltd.	Gross amounts of loans	209,094	231,653
	Allowances	330	300
	Other assets	821	970
	Deposits	38,556	35,916
	Other liabilities	166	153
Terra Corporation	Deposits	—	1
Jungdong Steel Co., Ltd.	Deposits	3	—
Doosung Metal Co., Ltd.	Deposits	—	1
EJADE Co., Ltd.	Deposits	2	12
DPAPS Co., Ltd.	Deposits	—	3
Jaeyang Industry Co., Ltd.	Gross amounts of loans	303	—
	Allowances	6	—
	Other assets	7	—
KB12-1 Venture Investment Partnership	Deposits	4,562	5,753
	Other liabilities	2	4
KB High-tech Company Investment Fund	Deposits	4,643	—
	Other liabilities	4	—
Aju Good Technology Venture Fund	Deposits	1,201	—
	Other liabilities	1	—
KB Star office Private real estate Investment Trust No.1	Deposits	6,682	7,446
	Other liabilities	50	56
UAMCO., Ltd [1]	Deposits	—	815
Associates of Parent
KB Insurance Co., Ltd.	Other assets	8,372	6,503
	Derivative assets[5]	3,941	2,059
	Deposits	9,883	8,415
	Debts	20,000	20,000
	Provisions	—	30
	Other liabilities	1,240	789
	Derivative liabilities[5]	2,811	219
Associates of Parent’s subsidiaries
KB No.5 Special Purpose Acquisition Company[1]	Deposits	—	2,323
	Other liabilities	—	39
KB No.6 Special Purpose Acquisition Company [1]	Deposits	—	4,195
	Other liabilities	—	68
KB No.7 Special Purpose Acquisition Company[1]	Deposits	—	2,336
	Other liabilities	—	37
KB No.8 Special Purpose Acquisition Company	Deposits	2,342	2,373
	Other liabilities	3	21
KB No.9 Special Purpose Acquisition Company	Deposits	2,399	2,973
	Other liabilities	6	7
KB No.10 Special Purpose Acquisition Company	Deposits	1,754	—
	Other liabilities	8	—
SY Auto Capital Co., Ltd.	Gross amounts of loans	10,000	—
	Allowances	32	—
	Other assets	6	—
	Deposits	3,997	1,845
	Provisions	29	—
	Other liabilities	6	—
RAND Bio Science Co., Ltd.	Deposits	2,356	—
	Other liabilities	12	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Inno Lending Co.,Ltd.	Deposits	1,902	—
isMedia Co.,Ltd.	Provisions	4	—
KB IC 3rd Private Equity Fund	Deposits	700	850
	Other liabilities	1	9
SAWNICS Inc. [1]	Deposits	—	319
Key management	Gross amounts of loans	1,938	2,280
	Other assets	2	3
	Deposits	8,043	4,114
	Other liabilities	138	29
Others
Retirement pension	Other assets	304	264
	Deposits	1,464	51,920
	Other liabilities	16,497	37,969

[1]	Not considered to be the Group’s related party as at December 31, 2016.
[2]	Notional amount related to derivative assets and liabilities is ~~W~~ 90,425 million as of December 31, 2016.
[3]	Notional amount related to derivative assets and liabilities is ~~W~~ 25,076 million as of December 31, 2016.
[4]	Notional amount related to derivative assets and liabilities is ~~W~~ 226,678 million as of December 31, 2016.
[5]	Notional amount related to derivative assets and liabilities is ~~W~~ 251,833 million as of December 31, 2016.

In accordance with Korean IFRS 1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent company and the executive directors (vice presidents and above) of the Bank and companies where the directors and /or their close family members have control or joint control.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Significant loan transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016[1]
	Beginning		Loans		Repayments		Others		Ending
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	~~W~~	—	~~W~~	1,910	~~W~~	1,910	~~W~~	—	~~W~~	—
KB Securities Co., Ltd.		8,438		—		8,438		—		—
Associate
Incheon Bridge Co., Ltd.		231,653		4,000		26,559		—		209,094
Associate of Parent’s subsidiary
SY Auto Capital Co., Ltd.		—		10,000		—		—		10,000

(In millions of Korean won)	2015[1]
	Beginning		Loans		Repayments		Others		Ending
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	~~W~~	—	~~W~~	4,005	~~W~~	4,005	~~W~~	—	~~W~~	—
KB Securities Co., Ltd.		34,997		14,094		40,653		—		8,438
Associate
Incheon Bridge Co., Ltd.		247,870		8,000		24,217		—		231,653

[1]	Transactions and balances arising from operating activities between related parties, such as settlements, are excluded.

The settlement transactions and deposits arising from operating activities with related parties are excluded and there are no other borrowing transactions.

Unused commitments provided to related parties as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016		2015
Parent’s subsidiaries
KB Investment Co., Ltd.	Purchase of securities	~~W~~	200	~~W~~	600
	Loss sharing agreements		1,000		1,000
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won Other commitments in Korean won		520,000 1,000,000		520,000 1,000,000
KB Securities Co., Ltd.	Loan commitment in Korean won		192,500		39,062
Hanbando BTL Private Special Asset Fund	Purchase of securities		15,931		15,931
Hope Sharing BTL Private Special Asset Fund	Purchase of securities		48,045		48,045
KB Mezzanine Private Security Investment Trust No.2	Purchase of securities		30,589		51,048
KB Senior Loan Private Fund No.1	Purchase of securities		35,958		64,964
KB Mezzanine Private Securities Fund[1]	Purchase of securities		—		18,359
Associates
JSC Bank CenterCredit	Loan commitment in foreign currencies		—		117,200
Balhae Infrastructure Fund	Purchase of securities		13,371		18,098

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Incheon Bridge Co., Ltd.	Loan commitment in Korean won	50,000	38,963
KoFC KBIC Frontier Champ 2010-5 (PEF)	Purchase of securities	1,290	1,290
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Purchase of securities	10,040	13,040
Future Planning KB Start-up Creation Fund	Purchase of securities	4,000	8,000
KB High-tech Company Investment Fund	Purchase of securities	10,000	—
Aju Good Technology Venture Fund	Purchase of securities	18,000	—
UAMCO., Ltd. [1]	Purchase of securities	—	89,950
United PF 1st Recovery Private Equity Fund [1]	Purchase of securities	—	49,383
Associates of Parent
KB Insurance Co., Ltd.	Loan commitment in Korean won	—	20,000
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loan commitment in Korean won	10,000	—
isMedia Co.,Ltd.	Loan commitment in Korean won	1,260	—
Key management	Loan commitment in Korean won	437	223

[1]	Not considered to be the Group’s related party as of December 31, 2016.

Unused commitments received from related parties as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016		2015
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	~~W~~	10,967	~~W~~	8,539
KB Real Estate Trust Co., Ltd.	Purchase of securities		4,319		4,319
KB Life Insurance Co., Ltd.	Purchase of securities		21,595		21,595
KB Securities Co., Ltd.	Purchase of securities		4,319		4,319
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won		77,967		80,316

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Compensation to key management for the years ended December 31, 2016 and 2015, consists of:

(In millions of Korean won)	2016
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	909	~~W~~	40	~~W~~	1,191	~~W~~	2,140
Registered directors (non-executive)		303		—		—		303
Non-registered directors		4,009		156		4,724		8,889

	~~W~~	5,221	~~W~~	196	~~W~~	5,915	~~W~~	11,332

(In millions of Korean won)	2015
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	987	~~W~~	59	~~W~~	632	~~W~~	1,678
Registered directors (non-executive)		304		—		—		304
Non-registered directors		3,943		57		2,814		6,814

	~~W~~	5,234	~~W~~	116	~~W~~	3,446	~~W~~	8,796

Significant operating transactions occurring between the Group and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Collateral offered to related parties as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)		2016				2015
	Assets pledged	Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	~~W~~	74,964	~~W~~	75,000	~~W~~	54,042	~~W~~	54,000
KB Life Insurance Co., Ltd.	Securities Building / Land		26,197		25,000		16,263		15,000
			217,369		32,500		426,885		45,500
Parent’s associates
KB Insurance Co., Ltd.	Securities Building / Land		50,000		50,000		—		—
			217,369		26,000		216,284		26,000

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Collateral received from related parties as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)		2016		2015
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits/ Beneficiary right certificate	~~W~~	206,250	~~W~~	52,000
	Securities		20,000		—
KB Life Insurance Co., Ltd.	Securities		10,000		—
KB Kookmin Card Co., Ltd.	Time deposits		22,000		22,000
Associate
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment		65,000		65,000
Parent’s associates
KB Insurance Co., Ltd.	Securities		50,000		—
Key management	Time deposits and others		251		249
	Real estate		2,759		2,662

As of December 31, 2016, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collateral in respect to collateralized amount for ~~W~~ 816,400 million to a financial syndicate consisting of the Bank and four other institutions, and as subordinated collateral in respect to collateralized amount for ~~W~~ 201,110 million to subordinated debt holders consisting of the Bank and two other institutions.

The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the payables of the Bank before the spin-off date.

42. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2016, was approved by the Board of Directors on February 8, 2017.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2016 and 2015

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc)

Index

December 31, 2016 and 2015

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholder and Board of Directors of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

We have audited the accompanying separate financial statements of Kookmin Bank (the Bank), which comprise the separate statements of financial position as at December 31, 2016 and 2015, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Bank’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as at December 31, 2016 and 2015, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean IFRS.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Samil PricewaterhouseCoopers

Seoul, Korea

March 8, 2017

This report is effective as of March 8, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2016 and 2015

(In millions of Korean won)	Notes	2016		2015
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	13,763,284	~~W~~	13,546,149
Financial assets at fair value through profit or loss	4,6,8,12		3,682,228		2,366,189
Derivative financial assets	4,6,9		2,797,145		2,185,951
Loans	4,6,8,10,11		235,204,056		222,410,080
Financial investments	4,6,8,12		36,125,369		33,442,365
Investments in associates and subsidiaries	13,38		1,012,578		1,235,724
Property and equipment	14		3,085,717		2,906,786
Investment property	14		78,930		87,889
Intangible assets	15		206,299		175,554
Current income tax assets	32		12,118		18,307
Deferred income tax assets	16, 32		84,466		—
Assets held for sale	18		26,527		33,795
Other assets	4,6,17		5,126,290		7,119,582

Total assets		~~W~~	301,205,007	~~W~~	285,528,371

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	73,238	~~W~~	69,465
Derivative financial liabilities	4,6,9		2,833,997		2,138,717
Deposits	4,6,19		231,263,615		220,239,666
Debts	4,6,20		15,783,151		14,210,939
Debentures	4,6,21		14,210,692		15,949,134
Provisions	22		425,150		449,368
Net defined benefit liabilities	23		71,135		55,638
Current income tax liabilities	32		135		282
Deferred income tax liabilities	16,32		—		121,897
Other liabilities	4,6,24,30		13,351,614		9,712,849

Total liabilities			278,012,727		262,947,955

Equity	25
Capital stock			2,021,896		2,021,896
Capital surplus			5,220,031		5,220,031
Accumulated other comprehensive income	34		600,837		576,218
Retained earnings	33		15,349,516		14,762,271
(Provision of regulatory reserve for credit losses
December 31, 2016 : ~~W~~1,826,653 million
December 31, 2015 : ~~W~~1,852,396 million)
(Amounts estimated to be appropriated(reveresd)
December 31, 2016 : ~~W~~162,963 million
December 31, 2015 : ~~W~~(25,743) million)

Total equity			23,192,280		22,580,416

Total liabilities and equity		~~W~~	301,205,007	~~W~~	285,528,371

The accompanying notes are an integral part of these separate financial statements.

3

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years Ended December 31, 2016 and 2015

(In millions of Korean won)	Notes	2016		2015
Interest income		~~W~~	7,819,550	~~W~~	8,329,583
Interest expense			(2,950,625)		(3,565,310)

Net interest income	26		4,868,925		4,764,273

Fee and commission income			1,316,127		1,378,037
Fee and commission expense			(213,892)		(206,985)

Net fee and commission income	27		1,102,235		1,171,052

Net gains on financial assets/liabilities at fair value through profit or loss	28		91,997		144,155

Net other operating expenses	29		(397,788)		(399,886)

General and administrative expenses	14,15,23,30,39		(4,232,446)		(3,775,995)

Operating profit before provision for credit losses			1,432,923		1,903,599

Provision for credit losses	11,17,22		(247,629)		(740,028)

Operating profit			1,185,294		1,163,571
Net non-operating income	31		67,138		151,096

Profit before income tax expense			1,252,432		1,314,667
Income tax expense	32		(284,666)		(259,011)

Profit for the year			967,766		1,055,656

(Adjusted profit after provision of regulatory reserve for credit losses	25
2016 : ~~W~~804,803 million
2015 : ~~W~~1,081,399 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		8,103		(14,494)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustments			2,391		1,957
Gains(losses) on valuation of financial investments			13,788		(77,645)
Gains on cash flow hedging instruments			337		—

Other comprehensive income for the year, net of tax	34		24,619		(90,182)

Total comprehensive income for the year		~~W~~	992,385	~~W~~	965,474

The accompanying notes are an integral part of these separate financial statements.

4

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years Ended December 31, 2016 and 2015

					Accumulated Other
(In millions of Korean won)	Capital Stock		Capital Surplus		Comprehensive Income (loss)		Retained Earnings		Total Equity
Balance at January 1, 2015	~~W~~	2,021,896	~~W~~	5,220,031	~~W~~	666,400	~~W~~	13,937,111	~~W~~	21,845,438

Comprehensive income for the year
Profit for the year		—		—		—		1,055,656		1,055,656
Remeasurements of net defined benefit liabilities		—		—		(14,494)		—		(14,494)
Currency translation adjustments		—		—		1,957		—		1,957
Losses on valuation of financial investments		—		—		(77,645)		—		(77,645)

Total comprehensive income for the year		—		—		(90,182)		1,055,656		965,474

Transactions with shareholder
Dividends		—		—		—		(230,496)		(230,496)

Total transactions with shareholder		—		—		—		(230,496)		(230,496)

Balance at December 31, 2015	~~W~~	2,021,896	~~W~~	5,220,031	~~W~~	576,218	~~W~~	14,762,271	~~W~~	22,580,416

Balance at January 1, 2016	~~W~~	2,021,896	~~W~~	5,220,031	~~W~~	576,218	~~W~~	14,762,271	~~W~~	22,580,416

Comprehensive income for the year
Profit for the year		—		—		—		967,766		967,766
Remeasurements of net defined benefit liabilities		—		—		8,103		—		8,103
Currency translation adjustments		—		—		2,391		—		2,391
Gains on valuation of financial investments		—		—		13,788		—		13,788
Gains on cash flow hedging instruments		—		—		337		—		337

Total comprehensive income for the year		—		—		24,619		967,766		992,385

Transactions with shareholder
Dividends		—		—		—		(380,521)		(380,521)

Total transactions with shareholder		—		—		—		(380,521)		(380,521)

Balance at December 31, 2016	~~W~~	2,021,896	~~W~~	5,220,031	~~W~~	600,837	~~W~~	15,349,516	~~W~~	23,192,280

The accompanying notes are an integral part of these separate financial statements.

5

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(in millions of Korean won)	Notes	2016		2015
Cash flows from operating activities
Profit for the year		~~W~~	967,766	~~W~~	1,055,656

Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss			(22,352)		(24,802)
Losses on derivative financial investments for hedging purposes			62,332		39,381
Adjustment of fair value of derivative financial instruments			338		1,771
Provision for credit loss			247,629		740,028
Net gains on financial investments			(119,480)		(201,811)
Net losses on subsidiaries and associates			1,023		30,624
Depreciation and amortization expense			213,311		198,079
Other net losses on property and equipment/intangible assets			6,892		7,557
Share-based payment			19,347		11,915
Post-employment benefits			160,645		164,175
Net interest income			328,146		430,696
Losses on foreign currency translation			209,883		244,780
Other expense(income)			(166)		54,409

			1,107,548		1,696,802

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(1,318,418)		(344,482)
Derivative financial instrument			24,234		91,296
Loans			(13,153,549)		(12,635,077)
Current income tax assets			5,494		287,524
Deffered income tax assets			(84,466)		—
Other assets			2,384,321		(502,619)
Financial liabilities at fair value through profit or loss			3,746		17,742
Deposits			10,859,333		12,399,535
Deferred income tax liabilities			(128,886)		78,293
Other liabilities			1,148,229		(759,204)

			(259,962)		(1,366,992)

Net cash inflow from operating activities			1,815,352		1,385,466

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			509		—
Disposal of financial investments			25,777,299		21,518,082
Acquisition of financial investments			(28,160,016)		(23,159,824)
Decrease in investments in associates and subsidiaries			65,866		24,226
Acquisition of investments in associates and subsidiaries			(64,553)		(27,999)
Disposal of property and equipment			642		1,754
Acquisition of property and equipment			(348,650)		(174,014)
Disposal of intangible assets			4,166		3,519
Acquisition of intangible assets			(73,032)		(25,844)
Others			55,034		97,075

Net cash outflow from investing activities			(2,742,735)		(1,743,025)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			21,118		(3,849)
Net increase (decrease) in debts			1,416,105		(265,356)
Increase in debentures			4,495,976		5,383,612
Decrease in debentures			(6,322,089)		(4,905,441)
Payment of dividends			(380,521)		(230,496)
Net increase in other payables from trust accounts			1,670,611		173,332
Others			(24,706)		20,033

Net cash inflow from financing activities			876,494		171,835

Exchange gains on cash and cash equivalents			73,971		40,096

Net increase (decrease) in cash and cash equivalents			23,082		(145,628)
Cash and cash equivalents at the beginning of the year	36		6,014,432		6,160,060

Cash and cash equivalents at the end of the year	36	~~W~~	6,037,514	~~W~~	6,014,432

The accompanying notes are an integral part of these separate financial statements.

6

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholder of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2016, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2016, the Bank operates 1,130 domestic branches and offices, and four overseas branches (excluding four subsidiaries and three offices).

7

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Bank’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The Bank has prepared the separate financial statements in accordance with Korean IFRS 1027 Separate Financial Statements.

The Bank newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2016, and this application does not have a material impact on the separate financial statements.

•	Amendment to Korean IFRS 1001 Presentation of Financial Statements

•	Amendment to Korean IFRS 1027 Separate Financial Statements

•	Amendment to Korean IFRS 1110 Consolidated Financial Statements, and Korean IFRS 1112, Disclosures of Interests in Other Entities: Exemption for consolidation of investee, and Korean IFRS 1028, Investments in Associates and Joint Arrangements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial period beginning January 1, 2016, and not early adopted are as follows:

•	Amendment to Korean IFRS 1007 Statement of Cash Flows

This amendment requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows. The Bank will apply this amendment for annual reporting periods beginning on or after January 1, 2017 with early application permitted. The Bank does not expect the amendment to have a significant impact on the separate financial statements.

8

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

•	Amendments to Korean IFRS 1012 Income Tax

This amendment clarifies how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendment issued clarifies the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Bank will apply the amendment for annual periods beginning on or after January 1, 2017 with early application permitted. The Bank does not expect the amendment to have a significant impact on the separate financial statements.

•	Amendments to Korean IFRS 1102 Share-based Payment

This amendment clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Bank will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Bank does not expect the amendment to have a significant impact on the separate financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Bank will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korea IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Bank’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Bank and macroeconomic variables.

9

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Within the Bank, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since September 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Bank is analyzing financial impacts of Korean IFRS 1109 on its consolidated financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Bank’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, if the Bank is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]

Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income[1]	Recognized at fair value through profit or loss[2]

Hold for trading	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

10

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result in an increased fluctuation in profit or loss.

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 that impaired assets if there is an objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109 ‘expected loss’ model, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Bank will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date)

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument)
3	Credit-impaired

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

11

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Bank’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

•	Korean IFRS 1115, Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2

12

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Income Taxes

The Bank is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If a certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Bank is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Bank’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Bank uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for Credit Losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

13

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.4.4 Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated Impairment of Goodwill

The Bank tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Investments in Associates and Subsidiaries

Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Associates are entities over which the Bank has significant influence in the financial and operating policy decisions. If the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS 1027. Beneficiary certificates in private equity fund which is consolidated is classified as available-for-sale financial assets in accordance with Korean IFRS 1039, and accounted for at fair value method in accordance with Korean IFRS 1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying value and recognizes the amount as ‘non-operating expense’ in the statement of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign Currency Transactions and Balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

14

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial Recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Bank classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables or other financial assets. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the separate financial statements.

15

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent Measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

16

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Bank has not retained control. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

17

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial Assets at Fair Value through Profit or Loss

This category comprises two sub-categories: financial assets classified as held for trading and financial assets designated by the Bank as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Bank may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Bank’s key management personnel.

•	A contract contains one or more embedded derivatives; the Bank may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039 Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

18

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and Receivables

Non-derivative financial assets which meet all of following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Bank does not intend to sell immediately or in the near term.

•	Those that the Bank, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Bank assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

19

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Objective evidence that a financial asset or group of assets is impaired includes the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Bank considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and Receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Bank first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant.

If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

20

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-For-Sale Financial Assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly deducted from the carrying amount.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-Maturity Financial Assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

21

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments within the separate financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of changes in fair value and cash flow of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge and cash flow hedge).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative Financial Instruments Held for Trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair Value Hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

22

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.7.3 Cash Flow Hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and the ineffective portion is recognized in gain or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Embedded Derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.5 Day One Gain and Loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

23

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.8 Property and Equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Bank will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

24

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment Properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	2~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Bank carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

25

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent Expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance Lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Bank recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

26

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Bank adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating Lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Bank measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Bank and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the separate statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

27

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.13 Impairment of Non-Financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

28

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.16 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.17 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

29

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018 Revenue.

3.18 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19 Revenue Recognition

3.19.1 Interest Income and Expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and Commission Income

The Bank recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

30

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging transfer and acquisition of business is recognized as revenue when the transaction has been completed.

A syndication fee received by the Bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend Income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee Compensation and Benefits

3.20.1 Post-employment Benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

31

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Bank introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term Employee Benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Bank has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based Payment

The Bank has share grant and mileage stock programs to directors and employees of the Bank. The Bank has a choice of whether to settle share grant in cash or by issuing equity instruments of KB Financial Group Inc., the ultimate parent company, at the date of settlement, while the Bank shall settle the mileage stock in cash based on the stock price.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank determines that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the fair value of the employee service is recognized as expense and accrued expenses over the vesting period. Also, the Bank accounts for the mileage stock in accordance with the requirements of cash-settled share-based payment transactions, and recognizes the corresponding liability and expenses at the vesting period.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.20.4 Termination Benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Bank shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

32

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.21 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

3.21.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred Income Tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the separate financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Bank and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

33

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities when the Bank has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain Tax Positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Bank recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.22 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.23 Operating Segments

Operating segments are components of the Bank where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

34

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Bank is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Bank’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks. These risks are measured in Internal Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

Risk Management Subcommittee

The Risk Management Subcommittee enforces decisions made by Risk Management Council, and makes practical decisions to implement risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee approves exotic and hybrid products accompanying credit risk and reviews newly developed products accompanying credit risk. Also, it reviews and approves the exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

35

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Bank’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Bank’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Bank measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Bank manages credit risk by allocating credit risk internal capital limits.

In addition, the Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Bank has organized a credit risk management group that focuses on credit risk management in accordance with the Bank’s credit risk management policy. The Bank’s credit group, customer service group and SME/SOHO group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models

36

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

4.2.3 Maximum Exposure to Credit Risk

The Bank’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Financial assets
Due from financial institutions	~~W~~	11,211,865	~~W~~	11,080,443
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		3,655,129		2,334,710
Derivatives		2,797,145		2,185,951
Loans[2]		235,204,056		222,410,080
Financial investments
Available-for-sale financial assets		21,592,815		18,164,970
Held-to-maturity financial assets		8,427,498		11,748,794
Other financial assets[2]		4,961,260		6,855,956

		287,849,768		274,780,904

Off-balance sheet items
Acceptances and guarantees contracts		7,540,345		9,070,506
Financial guarantee contracts		4,334,112		4,143,876
Commitments		54,590,025		56,931,426

		66,464,482		70,145,808

	~~W~~	354,314,250	~~W~~	344,926,712

[1]	The amounts of ~~W~~ 72,349 million and ~~W~~ 69,060 million as of December 31, 2016 and 2015, respectively, related to financial instruments indexed to the price of gold are included.
[2]	Loans and other financial assets are presented net of allowance for loan losses.

4.2.4 Credit Risk of Loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

Loans are categorized as follows:

(In millions of Korean won)
	2016
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	122,410,061	98.97	~~W~~	111,545,682	98.63	~~W~~	233,955,743	98.81
Past due but not impaired		823,509	0.67		187,401	0.17		1,010,910	0.43
Impaired		453,314	0.36		1,352,015	1.20		1,805,329	0.76

		123,686,884	100.00		113,085,098	100.00		236,771,982	100.00
Allowances		(332,743)	0.27		(1,235,183)	1.09		(1,567,926)	0.66

Carrying amount	~~W~~	123,354,141		~~W~~	111,849,915		~~W~~	235,204,056

37

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
	2015
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	114,191,081	98.61	~~W~~	106,446,835	98.01	~~W~~	220,637,916	98.31
Past due but not impaired		1,093,954	0.94		283,238	0.26		1,377,192	0.61
Impaired		526,345	0.45		1,875,623	1.73		2,401,968	1.08

		115,811,380	100.00		108,605,696	100.00		224,417,076	100.00
Allowances		(431,967)	0.37		(1,575,029)	1.45		(2,006,996)	0.89

Carrying amount	~~W~~	115,379,413		~~W~~	107,030,667		~~W~~	222,410,080

Credit qualities of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Total
Grade 1	~~W~~	105,878,555	~~W~~	53,442,177	~~W~~	159,320,732
Grade 2		14,292,822		48,959,393		63,252,215
Grade 3		1,519,409		7,188,281		8,707,690
Grade 4		507,938		1,608,931		2,116,869
Grade 5		211,337		346,900		558,237

	~~W~~	122,410,061	~~W~~	111,545,682	~~W~~	233,955,743

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Grade 1	~~W~~	100,443,451	~~W~~	48,560,791	~~W~~	149,004,242
Grade 2		11,581,264		45,892,288		57,473,552
Grade 3		1,422,572		9,803,903		11,226,475
Grade 4		502,457		1,777,648		2,280,105
Grade 5		241,337		412,205		653,542

	~~W~~	114,191,081	~~W~~	106,446,835	~~W~~	220,637,916

Credit qualities of loans graded according to internal credit ratings are as follows:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

38

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	~~W~~	704,032	~~W~~	79,884	~~W~~	39,593	~~W~~	823,509
Corporate		126,377		38,210		22,814		187,401

	~~W~~	830,409	~~W~~	118,094	~~W~~	62,407	~~W~~	1,010,910

(In millions of Korean won)
	2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	~~W~~	934,027	~~W~~	108,645	~~W~~	51,282	~~W~~	1,093,954
Corporate		214,332		55,832		13,074		283,238

	~~W~~	1,148,359	~~W~~	164,477	~~W~~	64,356	~~W~~	1,377,192

Impaired loans are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Total
Loans	~~W~~	453,314	~~W~~	1,352,015	~~W~~	1,805,329
Allowances		(146,218)		(879,293)		(1,025,511)
Individual		—		(755,880)		(755,880)
Collective		(146,218)		(123,413)		(269,631)

	~~W~~	307,096	~~W~~	472,722	~~W~~	779,818

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Loans	~~W~~	526,345	~~W~~	1,875,623	~~W~~	2,401,968
Allowances		(208,557)		(1,119,808)		(1,328,365)
Individual		—		(939,717)		(939,717)
Collective		(208,557)		(180,091)		(388,648)

	~~W~~	317,788	~~W~~	755,815	~~W~~	1,073,603

39

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	21,168	~~W~~	118,611	~~W~~	186,762	~~W~~	52,125,100	~~W~~	52,451,641
Deposits and savings		10,000		6,026		25,763		1,383,249		1,425,038
Property and equipment		4,280		1,531		142		1,511,179		1,517,132
Real estate		169,829		313,863		588,573		136,730,392		137,802,657

	~~W~~	205,277	~~W~~	440,031	~~W~~	801,240	~~W~~	191,749,920	~~W~~	193,196,468

(In millions of Korean won)
	2015
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	26,150	~~W~~	130,774	~~W~~	248,709	~~W~~	42,470,128	~~W~~	42,875,761
Deposits and savings		—		9,875		24,884		1,572,259		1,607,018
Property and equipment		7,888		3,626		181		1,280,866		1,292,561
Real estate		170,659		406,196		826,632		128,798,193		130,201,680

	~~W~~	204,697	~~W~~	550,471	~~W~~	1,100,406	~~W~~	174,121,446	~~W~~	175,977,020

4.2.5 Credit Quality of Securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Securities that are neither past due nor impaired	~~W~~	33,603,093	~~W~~	32,179,414
Impaired securities		—		—

	~~W~~	33,603,093	~~W~~	32,179,414

The credit quality of securities excluding equity securities that are neither past due nor impaired as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)
	2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	3,576,671	~~W~~	6,109	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,582,780
Available-for-sale financial assets		21,482,789		110,026		—		—		—		21,592,815
Held-to-maturity financial assets		8,427,498		—		—		—		—		8,427,498

	~~W~~	33,486,958	~~W~~	116,135	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	33,603,093

40

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
	2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	2,259,592	~~W~~	6,058	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,265,650
Available-for-sale financial assets		17,825,259		339,711		—		—		—		18,164,970
Held-to-maturity financial assets		11,748,794		—		—		—		—		11,748,794

	~~W~~	31,833,645	~~W~~	345,769	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,179,414

The credit qualities of securities excluding equity securities, according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	FN	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

4.2.6 Credit Risk Mitigation of Derivative Financial Instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016		2015
Deposits and savings, securities and others	~~W~~	444,170	~~W~~	424,559

41

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

4.2.7 Credit Risk Concentration Analysis

Details of the Bank’s loans by country as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	~~W~~	123,626,526	~~W~~	111,807,966	~~W~~	235,434,492	99.44	~~W~~	(1,553,253)	~~W~~	233,881,239
Japan		1,352		90,977		92,329	0.04		(10,384)		81,945
United States		—		984,472		984,472	0.42		(2,031)		982,441
Others		59,006		201,683		260,689	0.10		(2,258)		258,431

Total	~~W~~	123,686,884	~~W~~	113,085,098	~~W~~	236,771,982	100.00	~~W~~	(1,567,926)	~~W~~	235,204,056

(In millions of Korean won)
	2015
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	~~W~~	115,780,280	~~W~~	107,364,603	~~W~~	223,144,883	99.44	~~W~~	(1,983,038)	~~W~~	221,161,845
Japan		1,737		138,278		140,015	0.06		(21,404)		118,611
United States		—		925,391		925,391	0.41		(1,056)		924,335
Others		29,363		177,424		206,787	0.09		(1,498)		205,289

Total	~~W~~	115,811,380	~~W~~	108,605,696	~~W~~	224,417,076	100.00	~~W~~	(2,006,996)	~~W~~	222,410,080

Details of the Bank’s corporate loans by industry as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,413,846	8.32	~~W~~	(3,799)	~~W~~	9,410,047
Manufacturing		35,355,838	31.26		(510,674)		34,845,164
Service		47,487,544	41.99		(293,612)		47,193,932
Wholesale & Retail		13,668,637	12.09		(107,927)		13,560,710
Construction		2,880,810	2.55		(291,243)		2,589,567
Public		805,262	0.71		(6,238)		799,024
Others		3,473,161	3.08		(21,690)		3,451,471

	~~W~~	113,085,098	100.00	~~W~~	(1,235,183)	~~W~~	111,849,915

42

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
	2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,111,088	8.39	~~W~~	(11,860)	~~W~~	9,099,228
Manufacturing		35,021,700	32.25		(784,365)		34,237,335
Service		43,625,104	40.17		(337,162)		43,287,942
Wholesale & Retail		13,407,672	12.35		(151,224)		13,256,448
Construction		3,349,278	3.08		(265,605)		3,083,673
Public		754,288	0.69		(5,169)		749,119
Others		3,336,566	3.07		(19,644)		3,316,922

	~~W~~	108,605,696	100.00	~~W~~	(1,575,029)	~~W~~	107,030,667

Details of the Bank’s retail loans by type as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	58,724,099	47.48	~~W~~	(17,938)	~~W~~	58,706,161
General purpose		64,962,785	52.52		(314,805)		64,647,980

	~~W~~	123,686,884	100.00	~~W~~	(332,743)	~~W~~	123,354,141

(In millions of Korean won)
	2015
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	53,674,213	46.35	~~W~~	(23,344)	~~W~~	53,650,869
General purpose		62,137,167	53.65		(408,623)		61,728,544

	~~W~~	115,811,380	100.00	~~W~~	(431,967)	~~W~~	115,379,413

43

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of the Bank’s securities, excluding equity securities, and derivative financial instruments by industry as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	1,706,005	47.62
Finance and Insurance		1,808,055	50.47
Others		68,720	1.91

		3,582,780	100.00

Derivative financial assets
Government and government funded institutions		91,705	3.28
Finance and Insurance		2,501,114	89.42
Others		204,326	7.30

		2,797,145	100.00

Available-for-sale financial assets
Government and government funded institutions		9,394,127	43.51
Finance and Insurance		11,004,569	50.96
Others		1,194,119	5.53

		21,592,815	100.00

Held-to-maturity financial assets
Government and government funded institutions		3,166,355	37.57
Finance and Insurance		5,110,783	60.64
Others		150,360	1.79

		8,427,498	100.00

	~~W~~	36,400,238

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	951,934	42.02
Finance and Insurance		1,310,274	57.83
Others		3,442	0.15

		2,265,650	100.00

Derivative financial assets
Government and government funded institutions		56,652	2.59
Finance and Insurance		1,917,104	87.70
Others		212,195	9.71

		2,185,951	100.00

Available-for-sale financial assets
Government and government funded institutions		5,223,923	28.76
Finance and Insurance		11,532,344	63.48
Others		1,408,703	7.76

		18,164,970	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,219,388	44.42
Finance and Insurance		6,168,345	52.50
Others		361,061	3.08

		11,748,794	100.00

	~~W~~	34,365,365

44

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of the Bank’s securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	3,357,976	93.73
Others		224,804	6.27

		3,582,780	100.00

Derivative financial assets
Korea		1,956,522	69.95
United States		242,763	8.68
United Kingdom		117,318	4.19
France		202,001	7.22
Others		278,541	9.96

		2,797,145	100.00

Available-for-sale financial assets
Korea		21,225,221	98.30
Others		367,594	1.70

		21,592,815	100.00

Held-to-maturity financial assets
Korea		7,279,423	86.38
Others		1,148,075	13.62

		8,427,498	100.00

	~~W~~	36,400,238

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Korea	~~W~~	2,233,892	98.60
Others		31,758	1.40

		2,265,650	100.00

Derivative financial assets
Korea		1,198,262	54.82
United States		297,323	13.60
United Kingdom		227,235	10.40
France		195,005	8.92
Others		268,126	12.26

		2,185,951	100.00

Available-for-sale financial assets
Korea		17,854,957	98.29
Others		310,013	1.71

		18,164,970	100.00

Held-to-maturity financial assets
Korea		11,373,754	96.81
Others		375,040	3.19

		11,748,794	100.00

	~~W~~	34,365,365

45

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2 Liquidity Risk Management and Indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Bank.

The Bank has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

4.3.3 Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in the separate financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

46

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedge, as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,005,555	~~W~~	—	~~W~~	—	~~W~~	32,048	~~W~~	—	~~W~~	—	~~W~~	6,037,603
Financial assets held for trading[2]		3,682,228		—		—		—		—		—		3,682,228
Derivatives held for trading[2]		2,737,539		—		—		—		—		—		2,737,539
Derivatives held for fair value hedging[3]		—		4,039		1,722		1,791		(3,473)		53,185		57,264
Loans		—		14,807,571		23,364,748		81,913,293		63,166,272		88,526,476		271,778,360
Available-for-sale financial assets[4]		5,947,328		535,212		1,520,324		5,456,661		12,956,393		2,365,520		28,781,438
Held-to-maturity financial assets		—		172,694		408,549		1,035,711		4,918,815		3,426,234		9,962,003
Other financial assets		—		3,198,976		—		1,120,829		—		—		4,319,805

	~~W~~	18,372,650	~~W~~	18,718,492	~~W~~	25,295,343	~~W~~	89,560,333	~~W~~	81,038,007	~~W~~	94,371,415	~~W~~	327,356,240

Financial liabilities
Financial liabilities held for trading[2]	~~W~~	73,238	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	73,238
Derivatives held for trading[2]		2,770,074		—		—		—		—		—		2,770,074
Derivatives held for fair value hedging[3]		—		3,462		(5,306)		(8,333)		(39,870)		—		(50,047)
Deposits[5]		114,521,554		13,064,212		24,547,952		71,155,752		9,178,987		2,272,656		234,741,113
Debts		1,027		5,928,283		1,749,005		3,752,657		4,022,231		500,633		15,953,836
Debentures		52,188		1,126,867		789,926		3,773,687		7,192,288		2,306,476		15,241,432
Other financial liabilities		—		9,635,576		717		77,912		54		—		9,714,259

	~~W~~	117,418,081	~~W~~	29,758,400	~~W~~	27,082,294	~~W~~	78,751,675	~~W~~	20,353,690	~~W~~	5,079,765	~~W~~	278,443,905

Off-balance sheet items
Commitments[6]	~~W~~	54,590,025	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	54,590,025
Financial guarantee contracts[7]		4,334,112		—		—		—		—		—		4,334,112

	~~W~~	58,924,137	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	58,924,137

47

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,938,350	~~W~~	264	~~W~~	377,416	~~W~~	403,621	~~W~~	—	~~W~~	—	~~W~~	6,719,651
Financial assets held for trading[2]		2,366,189		—		—		—		—		—		2,366,189
Derivatives held for trading[2]		2,093,387		—		—		—		—		—		2,093,387
Derivatives held for fair value hedging[3]		—		5,391		18,885		13,558		38,972		111,268		188,074
Loans		—		14,785,693		21,136,556		77,337,956		58,865,097		87,267,435		259,392,737
Available-for-sale financial assets[4]		3,369,923		834,850		1,614,007		4,557,609		10,834,030		1,326,841		22,537,260
Held-to-maturity financial assets		—		380,043		1,052,763		2,342,242		6,857,869		2,582,091		13,215,008
Other financial assets		—		5,344,198		1,438		1,159,067		—		—		6,504,703

	~~W~~	13,767,849	~~W~~	21,350,439	~~W~~	24,201,065	~~W~~	85,814,053	~~W~~	76,595,968	~~W~~	91,287,635	~~W~~	313,017,009

Financial liabilities
Financial liabilities held for trading[2]	~~W~~	69,465	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	69,465
Derivatives held for trading[2]		2,116,746		—		—		—		—		—		2,116,746
Derivatives held for fair value hedging[3]		—		1,981		945		(10,279)		(25,096)		(35,050)		(67,499)
Deposits [5]		100,456,920		14,193,828		24,920,702		72,968,606		9,938,123		1,599,544		224,077,723
Debts		668		4,202,549		1,745,931		4,176,109		3,733,690		537,209		14,396,156
Debentures		68,852		401,430		768,923		5,164,794		8,065,069		2,761,403		17,230,471
Other financial liabilities		—		7,007,546		807		72,725		226		—		7,081,304

	~~W~~	102,712,651	~~W~~	25,807,334	~~W~~	27,437,308	~~W~~	82,371,955	~~W~~	21,712,012	~~W~~	4,863,106	~~W~~	264,904,366

Off-balance sheet items
Commitments[6]	~~W~~	56,931,426	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	56,931,426
Financial guarantee contracts[7]		4,143,876		—		—		—		—		—		4,143,876

	~~W~~	61,075,302	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	61,075,302

[1]	The amounts of ~~W~~ 7,725,977 million and ~~W~~ 6,831,806 million, which are restricted amount due from the financial institutions as of December 31, 2016 and 2015, respectively, are excluded.
[2]	Financial instruments held for trading and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.

48

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The remaining contractual cash flows of derivatives held for cash flow hedging as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received of net settlement derivatives	~~W~~	69	~~W~~	—	~~W~~	152	~~W~~	—	~~W~~	—	~~W~~	221
Cash flow to be paid of net settlement derivatives		60		3		—		—		—		63

There were no balances of derivatives held for cash flow hedging as of December 31, 2015.

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Bank is exposed to interest rate risks associated with non-trading positions. The Bank classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk management

The Bank sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Bank maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

49

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The Asset-Liability Management Committee (ALCO) determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies, and enacts and amends relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Bank’s risk management.

Observation method on market risk arising from trading positions

The Bank calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Bank manages market risk on the trading portfolio. In addition, the Bank controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Bank uses the Value-at-Risk methodology to measure the market risk of trading positions.

The Bank now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

50

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Bank uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Bank uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Bank compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Bank uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period during 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	14,969	~~W~~	10,550	~~W~~	22,137	~~W~~	13,884
Stock price risk		53		19		106		72
Foreign exchange rate risk		16,493		10,123		22,206		10,123
Deduction of diversification effect								(7,759)

Total VaR	~~W~~	11,204	~~W~~	6,998	~~W~~	18,412	~~W~~	16,320

51

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	16,902	~~W~~	12,093	~~W~~	20,534	~~W~~	18,732
Stock price risk		336		27		4,413		32
Foreign exchange rate risk		12,429		8,322		21,935		21,935
Deduction of diversification effect								(26,965)

Total VaR	~~W~~	8,918	~~W~~	4,091	~~W~~	14,170	~~W~~	13,734

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016		2015
Interest rate risk	~~W~~	753	~~W~~	34
Stock price risk		2,930		118

	~~W~~	3,683	~~W~~	152

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Bank manages interest rate risk on major trading portfolios using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Bank does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolios in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese yuan. The Bank sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading Position

i. Definition of non-trading position

Managed interest rate risk in non-trading position includes on or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

52

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

ii. Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Bank manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

iii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.90%(December 31, 2015 : 99.94%) confidence level. The measurement results of risk as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Interest Rate VaR	~~W~~	80,262	~~W~~	99,993

4.4.5 Financial Assets and Liabilities in Foreign Currencies

Financial assets and liabilities in foreign currencies as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	1,701,413	~~W~~	202,007	~~W~~	138,193	~~W~~	12,633	~~W~~	65,345	~~W~~	255,972	~~W~~	2,375,563
Financial assets held for trading		158,599		123,733		2,545		—		—		—		284,877
Derivatives held for trading		71,432		—		—		—		—		—		71,432
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,778,172		342,100		931,814		5,798		8,389		178,361		12,244,634
Available-for-sale financial assets		1,330,052		91,017		—		—		—		871		1,421,940
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		908,182		245,827		35,880		30,792		139,180		69,838		1,429,699

	~~W~~	16,101,842	~~W~~	1,004,684	~~W~~	1,108,432	~~W~~	49,223	~~W~~	212,914	~~W~~	505,042	~~W~~	18,982,137

Financial liabilities
Derivatives held for trading	~~W~~	73,379	~~W~~	—	~~W~~	29	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	73,408
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		6,783,642		590,912		457,416		47,723		57,477		399,309		8,336,479
Debts		6,943,211		169,507		115,447		1,011		4,581		36,993		7,270,750
Debentures		3,468,940		—		—		—		—		—		3,468,940
Other financial liabilities		1,435,578		52,108		532,919		967		143,397		34,970		2,199,939

	~~W~~	18,768,384	~~W~~	812,527	~~W~~	1,105,811	~~W~~	49,701	~~W~~	205,455	~~W~~	471,272	~~W~~	21,413,150

Off-balance sheet items	~~W~~	13,456,191	~~W~~	822	~~W~~	13,297	~~W~~	—	~~W~~	110,650	~~W~~	75,500	~~W~~	13,656,460

53

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	996,504	~~W~~	227,546	~~W~~	114,154	~~W~~	14,891	~~W~~	91,694	~~W~~	182,757	~~W~~	1,627,546
Financial assets held for trading		35,025		—		2,616		—		—		—		37,641
Derivatives held for trading		64,631		—		354		—		—		—		64,985
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,704,105		507,615		458,483		19,365		4,329		136,560		13,830,457
Available-for-sale financial assets		1,116,821		60,591		—		—		—		871		1,178,283
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		979,429		182,766		216,546		5,381		192,667		145,218		1,722,007

	~~W~~	16,280,165	~~W~~	978,518	~~W~~	792,153	~~W~~	39,637	~~W~~	288,690	~~W~~	465,406	~~W~~	18,844,569

Financial liabilities
Derivatives held for trading	~~W~~	92,108	~~W~~	—	~~W~~	458	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	92,566
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		5,637,084		496,224		384,116		22,674		58,848		374,717		6,973,663
Debts		6,802,240		217,887		143,060		7,916		4,511		110,535		7,286,149
Debentures		3,519,615		—		106,284		—		—		157,337		3,783,236
Other financial liabilities		1,685,956		98,431		160,867		10,454		185,652		26,639		2,167,999

	~~W~~	17,758,464	~~W~~	812,542	~~W~~	794,785	~~W~~	41,044	~~W~~	249,011	~~W~~	669,228	~~W~~	20,325,074

Off-balance sheet items	~~W~~	14,978,230	~~W~~	3,612	~~W~~	6,403	~~W~~	4,861	~~W~~	38,607	~~W~~	81,206	~~W~~	15,112,919

4.5. Operational Risk

4.5.1 Concept

The Bank defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management so that eventually mitigate operational risk of the company. In addition, the Bank established Business Continuity Planning (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as of December 31, 2016. Capital Conservation Buffer of 0.625% and Capital Requirement of Domestic Systemically Important Bank(D-SIB) of 0.25% are additionally applied. Therefore, the Bank is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 5.375% (December 31, 2015 : 4.5%), a Tier 1 Ratio of 6.875% (December 31, 2015 : 6.0%), and a Total Regulatory Capital Ratio of 8.875% (December 31, 2015 : 8.0%)).

54

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The Bank’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common Equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Bank, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Bank that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Bank. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Bank should cover. The Bank calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation. The Bank and its subsidiaries complied with external capital adequacy requirements as of December 31, 2016 and 2015.

In addition to the capital ratio, the Bank assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Bank). The Bank monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The internal capital is calculated by adding the stress testing results and other required items to the total internal capitals which are calculated for each risk.

The Risk Management Council of the Bank determines the Bank’s risk appetite and allocates internal capital by risk type and business group. Each business group efficiently operates its capital within range of granted internal capital. The Risk Management Department of the Bank monitors a management of the limit on internal capital and reports the results to management and the Risk Management Council. The Bank maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits.

55

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of the Bank’s capital adequacy calculation in line with Basel III requirements as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Equity Capital	~~W~~	24,578,862	~~W~~	23,685,782
Tier I Capital		22,343,308		20,331,795
Common Equity Tier 1 Capital		22,343,308		20,331,795
Tier II Capital		2,235,554		3,353,987
Risk-weighted assets:		150,648,459		147,972,883
Credit risk[1]		136,469,707		133,389,054
Market risk[2]		3,883,542		4,189,408
Operational risk[3]		10,295,210		10,394,421
Equity Capital (%):		16.32		16.01
Tier I Capital (%)		14.83		13.74
Common Equity Tier 1 Capital (%)		14.83		13.74

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

56

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Financial information by business segment as of and for the year ended December 31, 2016 is as follows:

(In millions of Korean won)	2016
	Corporate Banking		Retail Banking		Others		Total
Operating revenues from external customers	~~W~~	1,758,195	~~W~~	2,248,035	~~W~~	1,659,139	~~W~~	5,665,369

Net interest income		2,245,474		2,353,232		270,219		4,868,925
Interest income		3,220,105		3,740,601		858,844		7,819,550
Interest expense		(974,631)		(1,387,369)		(588,625)		(2,950,625)
Net fee and commission income		225,042		504,259		372,934		1,102,235
Fee and commission income		280,004		583,048		453,075		1,316,127
Fee and commission expense		(54,962)		(78,789)		(80,141)		(213,892)
Net gains on financial assets/liabilities at fair value through profit or loss		—		—		91,997		91,997
Net other operating income(expenses)		(712,321)		(609,456)		923,989		(397,788)
General and administrative expenses		(915,171)		(2,102,384)		(1,214,891)		(4,232,446)
Operating profit before provision for credit losses		843,024		145,651		444,248		1,432,923
Provision(reversal) for credit losses		(276,891)		(2,615)		31,877		(247,629)
Operating profit		566,133		143,036		476,125		1,185,294
Net other non-operating income(expenses)		(752)		—		67,890		67,138
Segment profit before income tax expense		565,381		143,036		544,015		1,252,432
Income tax expense		(136,822)		(34,614)		(113,230)		(284,666)
Profit for the period		428,559		108,422		430,785		967,766
Total assets[1]		105,316,738		122,806,490		73,081,779		301,205,007
Total liabilities[1]		88,244,066		140,082,958		49,685,703		278,012,727

[1]	Amounts before intra-group transaction adjustment.

57

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Financial information by business segment as of and for the year ended December 31, 2015 is as follows:

(In millions of Korean won)	2015
	Corporate Banking		Retail Banking		Others		Total
Operating revenues from external customers	~~W~~	1,681,146	~~W~~	2,115,837	~~W~~	1,882,611	~~W~~	5,679,594

Net interest income		2,285,709		2,102,326		376,238		4,764,273
Interest income		3,455,911		3,858,102		1,015,570		8,329,583
Interest expense		(1,170,202)		(1,755,776)		(639,332)		(3,565,310)
Net fee and commission income		223,715		569,832		377,505		1,171,052
Fee and commission income		284,918		671,184		421,935		1,378,037
Fee and commission expense		(61,203)		(101,352)		(44,430)		(206,985)
Net gains on financial assets/liabilities at fair value through profit or loss		—		—		144,155		144,155
Net other operating income(expenses)		(828,278)		(556,321)		984,713		(399,886)
General and administrative expenses		(814,033)		(2,004,800)		(957,162)		(3,775,995)
Operating profit before provision for credit losses		867,113		111,037		925,449		1,903,599
Provision(reversal) for credit losses		(713,797)		(80,213)		53,982		(740,028)
Operating profit		153,316		30,824		979,431		1,163,571
Net other non-operating income		720		—		150,376		151,096
Segment profit before income tax expense		154,036		30,824		1,129,807		1,314,667
Income tax expense		(37,277)		(7,460)		(214,274)		(259,011)
Profit for the period		116,759		23,364		915,533		1,055,656
Total assets[1]		100,131,929		114,849,508		70,546,934		285,528,371
Total liabilities[1]		87,079,957		130,631,229		45,236,769		262,947,955

[1]	Amounts before intra-group transaction adjustment.

58

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

5.2 Services and Geographical Segments

5.2.1 Services Information

Operating revenues from external customers by services for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Corporate banking service	~~W~~	1,758,195	~~W~~	1,681,146
Retail banking service		2,248,035		2,115,837
Other service		1,659,139		1,882,611

	~~W~~	5,665,369	~~W~~	5,679,594

5.2.2 Geographical Information

Geographical operating revenues from external customers for the years ended December 31, 2016 and 2015, and major non-current assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	~~W~~	5,639,148	~~W~~	3,368,294	~~W~~	5,648,537	~~W~~	3,167,958
United States		10,955		282		11,847		276
New Zealand		5,422		128		5,143		209
Japan		5,624		1,964		10,709		1,547
Vietnam		4,220		278		3,358		239

	~~W~~	5,665,369	~~W~~	3,370,946	~~W~~	5,679,594	~~W~~	3,170,229

59

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	13,763,284	~~W~~	13,763,482	~~W~~	13,546,149	~~W~~	13,546,151
Financial assets held for trading		3,682,228		3,682,228		2,366,189		2,366,189
Debt securities		3,582,780		3,582,780		2,265,650		2,265,650
Equity securities		27,099		27,099		31,479		31,479
Others		72,349		72,349		69,060		69,060
Derivatives held for trading		2,746,679		2,746,679		2,093,399		2,093,399
Derivatives held for hedging		50,466		50,466		92,552		92,552
Loans		235,204,056		234,879,073		222,410,080		222,383,248
Available-for-sale financial assets		27,697,871		27,697,871		21,693,571		21,693,571
Debt securities		21,592,815		21,592,815		18,164,970		18,164,970
Equity securities		6,104,556		6,104,556		3,528,101		3,528,101
Others		500		500		500		500
Held-to-maturity financial assets		8,427,498		8,578,025		11,748,794		12,072,793
Other financial assets		4,961,260		4,961,260		6,855,956		6,855,956

	~~W~~	296,533,342	~~W~~	296,359,084	~~W~~	280,806,690	~~W~~	281,103,859

Financial liabilities
Financial liabilities held for trading	~~W~~	73,238	~~W~~	73,238	~~W~~	69,465	~~W~~	69,465
Derivatives held for trading		2,770,117		2,770,117		2,116,760		2,116,760
Derivatives held for hedging		63,880		63,880		21,957		21,957
Deposits		231,263,615		231,825,585		220,239,666		220,920,457
Debts		15,783,151		15,783,026		14,210,939		14,240,914
Debentures		14,210,692		14,585,856		15,949,134		16,436,457
Other financial liabilities		11,758,465		11,758,474		9,265,238		9,265,251

	~~W~~	275,923,158	~~W~~	276,860,176	~~W~~	261,873,159	~~W~~	263,071,261

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

60

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation and the Tree model or independent third-party valuation service. For OTC derivatives, the credit risk of counterparty and the Bank’s own credit risk are applied through Credit Valuation Adjustment(CVA).

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

61

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Debentures	Fair value is determined by using the valuations (DCF Model) of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

62

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2016 and 2015, is as follows:

	2016
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	2,403,886	~~W~~	1,178,894	~~W~~	—	~~W~~	3,582,780
Equity securities		—		27,099		—		27,099
Others		72,349		—		—		72,349

		2,476,235		1,205,993		—		3,682,228

Derivatives held for trading		—		2,736,732		9,947		2,746,679

Derivatives held for hedging		—		49,003		1,463		50,466

Available-for-sale financial assets
Debt securities		10,123,920		11,468,895		—		21,592,815
Equity securities[1]		1,001,541		3,249,968		1,853,047		6,104,556
Others		—		500		—		500

		11,125,461		14,719,363		1,853,047		27,697,871

	~~W~~	13,601,696	~~W~~	18,711,091	~~W~~	1,864,457	~~W~~	34,177,244

Financial liabilities
Financial liabilities held for trading	~~W~~	73,238	~~W~~	—	~~W~~	—	~~W~~	73,238
Derivatives held for trading		—		2,770,074		43		2,770,117
Derivatives held for hedging		—		63,694		186		63,880

	~~W~~	73,238	~~W~~	2,833,768	~~W~~	229	~~W~~	2,907,235

63

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

	2015
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	1,502,069	~~W~~	763,581	~~W~~	—	~~W~~	2,265,650
Equity securities		3,173		28,306		—		31,479
Others		69,060		—		—		69,060

		1,574,302		791,887		—		2,366,189

Derivatives held for trading		—		2,092,802		597		2,093,399

Derivatives held for hedging		—		91,341		1,211		92,552

Available-for-sale financial assets
Debt securities		5,788,898		12,376,072		—		18,164,970
Equity securities[1]		818,227		1,097,393		1,612,481		3,528,101
Others		—		500		—		500

		6,607,125		13,473,965		1,612,481		21,693,571

	~~W~~	8,181,427	~~W~~	16,449,995	~~W~~	1,614,289	~~W~~	26,245,711

Financial liabilities
Financial liabilities held for trading	~~W~~	69,465	~~W~~	—	~~W~~	—	~~W~~	69,465
Derivatives held for trading		—		2,114,603		2,157		2,116,760
Derivatives held for hedging		—		21,460		497		21,957

	~~W~~	69,465	~~W~~	2,136,063	~~W~~	2,654	~~W~~	2,208,182

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~ 54,522 million and ~~W~~ 24,541 million as of December 31, 2016 and 2015, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, a company established to prepare for establishment of online bank, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Bank has no plan to dispose of the financial instruments in the near future.

64

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statements of financial position and classified as Level 2 as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	2016		2015
Financial assets
Financial assets held for trading
Debt securities	~~W~~	1,178,894	~~W~~	763,581	DCF model	Discount rate
Equity securities		27,099		28,306	Net asset value method	Price of the underlying asset such as debenture, stock and others

		1,205,993		791,887

Derivatives held for trading		2,736,732		2,092,802	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging		49,003		91,341	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities		11,468,895		12,376,072	DCF model	Discount rate
Equity securities		3,249,968		1,097,393	Net asset value method	Price of the underlying asset such as debenture, stock and others
Others		500		500	DCF model	Discount rate

		14,719,363		13,473,965

	~~W~~	18,711,091	~~W~~	16,449,995

Financial liabilities
Derivatives held for trading	~~W~~	2,770,074	~~W~~	2,114,603	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging		63,694		21,460	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	~~W~~	2,833,768	~~W~~	2,136,063

65

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2016 and 2015, is as follows:

	2016
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,551,419	~~W~~	11,121,555	~~W~~	90,508	~~W~~	13,763,482
Loans		—		—		234,879,073		234,879,073
Held-to-maturity financial assets		1,431,622		7,146,403		—		8,578,025
Other financial assets[2]		—		—		4,961,260		4,961,260

	~~W~~	3,983,041	~~W~~	18,267,958	~~W~~	239,930,841	~~W~~	262,181,840

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	109,000,208	~~W~~	122,825,377	~~W~~	231,825,585
Debts[1]		—		70,624		15,712,402		15,783,026
Debentures		—		14,585,856		—		14,585,856
Other financial liabilities[3]		—		—		11,758,474		11,758,474

	~~W~~	—	~~W~~	123,656,688	~~W~~	150,296,253	~~W~~	273,952,941

	2015
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,465,706	~~W~~	10,244,365	~~W~~	836,080	~~W~~	13,546,151
Loans		—		—		222,383,248		222,383,248
Held-to-maturity financial assets		1,775,755		10,297,038		—		12,072,793
Other financial assets[2]		—		—		6,855,956		6,855,956

	~~W~~	4,241,461	~~W~~	20,541,403	~~W~~	230,075,284	~~W~~	254,858,148

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	96,813,522	~~W~~	124,106,935	~~W~~	220,920,457
Debts[1]		—		9,884		14,231,030		14,240,914
Debentures		—		16,436,457		—		16,436,457
Other financial liabilities[3]		—		—		9,265,251		9,265,251

	~~W~~	—	~~W~~	113,259,863	~~W~~	147,603,216	~~W~~	260,863,079

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as of December 31, 2016 and 2015.
[3]	The ~~W~~ 11,756,860 million and ~~W~~ 9,263,066 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2016 and 2015, respectively.

66

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	2016		2015
Financial assets
Held-to-maturity financial assets	~~W~~	7,146,403	~~W~~	10,297,038	DCF model	Discount rate
Financial liabilities
Debentures		14,585,856		16,436,457	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs	Unobservable inputs
	2016		2015
Financial assets
Cash and due from financial institutions	~~W~~	90,508	~~W~~	836,080	DCF model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans		234,879,073		222,383,248	DCF model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	~~W~~	234,969,581	~~W~~	223,219,328

Financial liabilities
Deposits	~~W~~	122,825,377	~~W~~	124,106,935	DCF model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Debts		15,712,402		14,231,030	DCF model	Other spread, interest rate	Other spread
Other financial liabilities		1,614		2,185	DCF model	Other spread, interest rate	Other spread

	~~W~~	138,539,393	~~W~~	138,340,150

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process of Level 3 Fair Value

The Bank uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Bank’s assets at the end of every reporting period.

67

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in Market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Financial investments		Net derivatives
	Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	~~W~~	1,612,481	~~W~~	(1,560)	~~W~~	714
Total gains or losses
- Profit or loss		17,085		(14,919)		676
- Other comprehensive income(expenses)		45,731		—		—
Purchases		405,290		15,534		—
Sales		(209,616)		—		—
Settlements		—		2,034		(113)
Transfers into Level 3[1]		—		8,815		—
Transfers out of Level 3[1]		(17,924)		—		—

Ending balance	~~W~~	1,853,047	~~W~~	9,904	~~W~~	1,227

(In millions of Korean won)	2015
	Financial investments		Net derivatives
	Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	~~W~~	1,626,720	~~W~~	23,997	~~W~~	(2,021)
Total gains or losses
- Profit or loss		200,889		(1,447)		2,735
- Other comprehensive loss		(87,120)		—		—
Purchases		415,603		277		—
Sales		(545,271)		—		—
Settlements		—		(24,387)		—
Transfers into Level 3[1]		24,850		—		—
Transfers out of Level 3[1]		(23,190)		—		—

Ending balance	~~W~~	1,612,481	~~W~~	(1,560)	~~W~~	714

[1]	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

68

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Net losses on financial assets/liabilities at fair value through profit or loss		Other operating income (losses)
Total gains or losses included in profit or loss for the period	~~W~~	(14,919)	~~W~~	17,761
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(6,448)		(5,338)

(In millions of Korean won)	2015
	Net income(losses) from financial investments at fair value through profit or loss		Other operating income (losses)
Total gains or losses included in profit or loss for the period	~~W~~	(1,447)	~~W~~	203,624
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		1,767		(15,372)

69

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2016, is as follows:

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Stock and index	~~W~~	2,433	Tree Model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	16.64 ~ 27.95	Higher the volatility, higher the fair value fluctuation
Currency and Interest		807	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	0.80 ~ 0.84	Higher the loss rate, lower the fair value
Others		6,707	MonteCarlo Simulation, Tree Model	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	14.82 ~ 30.97	Higher the volatility, higher the fair value fluctuation
					Volatility of interest rate	0.57	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		1,463	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	5.04	Higher the volatility, higher the fair value fluctuation
Available-for-sale
Equity securities		1,853,047	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 0.50	Higher the growth rate, higher the fair value
					Discount rate	1.49 ~ 18.49	Lower the discount rate, higher the fair value
					Volatilities of real estate price	0.70	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value
	~~W~~	1,864,457

Financial liabilities
Derivatives held for trading
Others	~~W~~	43	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	14.82	Higher the volatility, higher the fair value fluctuation
					Volatility of interest rate	0.57	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		186	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.74	Higher the volatility, higher the fair value fluctuation
	~~W~~	229

70

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Information about fair value measurements using unobservable inputs as of December 31, 2015, is as follows:

	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Stock and index	~~W~~	321	Tree model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	17.10	Higher the volatility, higher the fair value fluctuation
Currency and interest		264	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	5.56 ~ 100.00	Higher the loss rate, lower the fair value
Others		12	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	40.02	Higher the volatility, higher the fair value fluctuation
					Volatility of interest rate	0.45	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		1,211	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	5.96	Higher the volatility, higher the fair value fluctuation
Available-for-sale
Equity securities		1,612,481	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 3.00	Higher the growth rate, higher the fair value
					Discount rate	1.72 ~ 20.65	Lower the discount rate, higher the fair value
					Volatilities of real estate price	0.70	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value
	~~W~~	1,614,289

71

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Financial liabilities
Derivatives held for trading
Stock and index	~~W~~	2,143	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets (Correlation of rates of Return on stocks), dividend yield	Volatility of the underlying asset	31.00 ~ 33.80	Higher the volatility, higher the fair value fluctuation
					Correlation of rates of return on stocks	11.96	Higher the correlation, higher the fair value fluctuation
Others		14	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	40.02	Higher the volatility, higher the fair value fluctuation
					Volatility of interest rate	0.45	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		497	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.93	Higher the volatility, higher the fair value fluctuation
	~~W~~	2,654

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, there are equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities and private equity funds whose fair value changes are recognized in profit or loss or other comprehensive income and loss.

72

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Sensitivity analysis by type of instrument as a result of varying input parameters are as follows:

	2016
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	~~W~~	399	~~W~~	(308)
Derivatives held for hedging[1]		9		(6)
Available-for-sale financial assets[2]		—		—

	~~W~~	408	~~W~~	(314)

Financial liabilities
Derivatives held for trading[1]	~~W~~	27	~~W~~	(51)
Derivatives held for hedging[1]		3		(3)

	~~W~~	30	~~W~~	(54)

	2016
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Available-for-sale financial assets[2]	~~W~~	115,583	~~W~~	(61,556)

	2015
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	~~W~~	337	~~W~~	(10)
Derivatives held for hedging[1]		81		(71)
Available-for-sale financial assets[2]		—		—

	~~W~~	418	~~W~~	(81)

Financial liabilities
Derivatives held for trading[1]	~~W~~	8	~~W~~	(13)
Derivatives held for hedging[1]		17		(16)

	~~W~~	25	~~W~~	(29)

73

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

	2015
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Available-for-sale financial assets[2]	~~W~~	146,452	~~W~~	(76,614)

[1]	For derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the price of the underlying asset, the volatility of the stock price, and the volatility of interest rate by ± 10% or the loss given default ratio by ± 1%.
[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, liquidation value, recovery rate of receivables’ acquisition cost (-1~1%) and growth rate (0~0.5%). There were no significant inter-relationships between unobservable inputs that materially affect fair values.

6.2.4 Day One Gain or Loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference are as follows:

(In millions of Korean won)	2016		2015
Balance at the beginning of the period (A)	~~W~~	9	~~W~~	187
New transactions (B)		174		—
Amounts recognized in profit or loss during the period (C= a+b)		(183)		(178)
a. Amortization		—		(20)
b. Settlement		(183)		(158)

Balance at the end of the period (A+B+C)	~~W~~	—	~~W~~	9

74

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of December 31, 2016, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	13,763,284	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	13,763,284
Financial assets at fair value through profit or loss		3,682,228		—		—		—		—		3,682,228
Derivatives		2,746,679		—		—		—		50,466		2,797,145
Loans		—		235,204,056		—		—		—		235,204,056
Financial investments		—		—		27,697,871		8,427,498		—		36,125,369
Other financial assets		—		4,961,260		—		—		—		4,961,260

	~~W~~	6,428,907	~~W~~	253,928,600	~~W~~	27,697,871	~~W~~	8,427,498	~~W~~	50,466	~~W~~	296,533,342

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	73,238	~~W~~	—	~~W~~	—	~~W~~	73,238
Derivatives		2,770,117		—		63,880		2,833,997
Deposits		—		231,263,615		—		231,263,615
Debts		—		15,783,151		—		15,783,151
Debentures		—		14,210,692		—		14,210,692
Other financial liabilities		—		11,758,465		—		11,758,465

	~~W~~	2,843,355	~~W~~	273,015,923	~~W~~	63,880	~~W~~	275,923,158

75

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The carrying amounts of financial assets and liabilities by category as of December 2015, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	13,546,149	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	13,546,149
Financial assets at fair value through profit or loss		2,366,189		—		—		—		—		2,366,189
Derivatives		2,093,399		—		—		—		92,552		2,185,951
Loans		—		222,410,080		—		—		—		222,410,080
Financial investments		—		—		21,693,571		11,748,794		—		33,442,365
Other financial assets		—		6,855,956		—		—		—		6,855,956

	~~W~~	4,459,588	~~W~~	242,812,185	~~W~~	21,693,571	~~W~~	11,748,794	~~W~~	92,552	~~W~~	280,806,690

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	69,465	~~W~~	—	~~W~~	—	~~W~~	69,465
Derivatives		2,116,760		—		21,957		2,138,717
Deposits		—		220,239,666		—		220,239,666
Debts		—		14,210,939		—		14,210,939
Debentures		—		15,949,134		—		15,949,134
Other financial liabilities		—		9,265,238		—		9,265,238

	~~W~~	2,186,225	~~W~~	259,664,977	~~W~~	21,957	~~W~~	261,873,159

76

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

6.4 Transfer of Financial Assets

6.4.1 Transferred Financial Assets that are Derecognized in Their Entirety

The Bank transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets	~~W~~	7	~~W~~	7
AP 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		1,393		1,393
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		6,876		6,876
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		12,302		12,302
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets		15,212		15,212
AP 3B ABS Ltd.	Subordinated debt	Available-for-sale financial assets		14,374		14,374
AP 4D ABS Ltd. [1]	Senior debt	Loans and receivables		13,626		13,689
	Subordinated debt	Available-for-sale financial assets		14,450		14,450

			~~W~~	78,240	~~W~~	78,303

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~ 6,705 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~4,406 million as of December 31, 2016.

77

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)		2015
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets	~~W~~	48	~~W~~	48
AP 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		10,335		10,335
Discovery 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		10,448		10,448
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		22,359		22,359
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets		41,810		41,810
AP 3B ABS Ltd.[1]	Senior debt	Loans and receivables		11,496		11,548
	Subordinated debt	Available-for-sale financial assets		27,377		27,377

			~~W~~	123,873	~~W~~	123,925

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~ 10,639 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 4,281 million as of December, 2016.

6.4.2 Securities under Repurchase Agreements and Loaned Securities

The Bank continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Bank substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	~~W~~	1,289,064	~~W~~	1,225,871
Loaned securities		108,062		—
Government and public bonds		108,062		—

	~~W~~	1,397,126	~~W~~	1,225,871

78

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	~~W~~	554,888	~~W~~	518,086
Loaned securities		200,389		—
Government and public bonds		200,389		—

	~~W~~	755,277	~~W~~	518,086

6.5 Offsetting financial assets and financial liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Bank’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central counterparty are included in the other financial instruments. As the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Gross amounts of recognized		Gross amounts of recognized financial liabilities offset in the statement of		Net amounts of financial assets presented in the statement of		Related amounts not offset in the statement of financial position				Net amount
	financial assets		financial position		financial position		Financial instruments		Cash collateral
Derivatives held for trading	~~W~~	2,737,539	~~W~~	—	~~W~~	2,737,539	~~W~~	(1,622,582)	~~W~~	(2,711)	~~W~~	1,112,246
Derivatives held for hedging		50,466		—		50,466		(10,616)		—		39,850
Receivable spot exchange		2,524,685		—		2,524,685		(2,522,845)		—		1,840
Reverse repurchase		2,913,700		—		2,913,700		(2,913,700)		—		—
Domestic exchange settlement debits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		904		(897)		7		—		—		7

	~~W~~	28,081,905	~~W~~	(19,324,315)	~~W~~	8,757,590	~~W~~	(7,069,743)	~~W~~	(2,711)	~~W~~	1,685,136

79

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Gross amounts of recognized		Gross amounts of recognized financial liabilities offset in the statement		Net amounts of financial assets presented in the statement of		Related amounts not offset in the statement of financial position				Net amount
	financial assets		of financial position		financial position		Financial instruments		Cash collateral
Derivatives held for trading	~~W~~	2,093,066	~~W~~	—	~~W~~	2,093,066	~~W~~	(1,594,838)	~~W~~	(22,220)	~~W~~	476,008
Derivatives held for hedging		92,552		—		92,552		(15,650)		—		76,902
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase		2,016,900		—		2,016,900		(2,016,900)		—		—
Domestic exchange settlement debits		20,124,480		(17,986,079)		2,138,401		—		—		2,138,401
Other financial instruments		1,282		(1,262)		20		—		—		20

	~~W~~	27,170,225	~~W~~	(17,987,341)	~~W~~	9,182,884	~~W~~	(6,467,868)	~~W~~	(22,220)	~~W~~	2,692,796

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Gross amounts of recognized		Gross amounts of recognized financial assets offset in the statement of		Net amounts of financial liabilities presented in the statement of		Related amounts not offset in the statement of financial position				Net amount
	financial liabilities		financial position		financial position		Financial instruments		Cash collateral pledged
Derivatives held for trading	~~W~~	2,769,785	~~W~~	—	~~W~~	2,769,785	~~W~~	(1,803,390)	~~W~~	(207,797)	~~W~~	758,598
Derivatives held for hedging		63,880		—		63,880		(22,758)		(11,922)		29,200
Payable spot exchange		2,523,273		—		2,523,273		(2,522,845)		—		428
Repurchase[1]		1,225,871		—		1,225,871		(1,225,871)		—		—
Domestic exchange settlement credits		20,655,921		(19,323,418)		1,332,503		(1,332,503)		—		—
Other financial instruments		928		(897)		31		(31)		—		—

	~~W~~	27,239,658	~~W~~	(19,324,315)	~~W~~	7,915,343	~~W~~	(6,907,398)	~~W~~	(219,719)	~~W~~	788,226

80

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Gross amounts of recognized		Gross amounts of recognized financial assets offset in the statement of		Net amounts of financial liabilities presented in the statement of		Related amounts not offset in the statement of financial position				Net amount
	financial liabilities		financial position		financial position		Financial instruments		Cash collateral pledged
Derivatives held for trading	~~W~~	2,116,480	~~W~~	—	~~W~~	2,116,480	~~W~~	(1,618,253)	~~W~~	(4,633)	~~W~~	493,594
Derivatives held for hedging		21,957		—		21,957		(14,417)		—		7,540
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase[1]		518,086		—		518,086		(518,086)		—		—
Domestic exchange settlement credits		18,104,678		(17,986,079)		118,599		(118,599)		—		—
Other financial instruments		1,314		(1,262)		52		(52)		—		—

	~~W~~	23,604,922	~~W~~	(17,987,341)	~~W~~	5,617,581	~~W~~	(5,109,887)	~~W~~	(4,633)	~~W~~	503,061

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions

Details of due from Financial Institutions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate (%)	2016		2015
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.27	~~W~~	7,259,264	~~W~~	6,376,961
	Due from banking institutions	KEB Hana Bank and others	—		183		700,822
	Due from others	KB Securities Co., Ltd. and others	0.00~1.00		2,104,144		2,818,913

					9,363,591		9,896,696

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,758,147		1,053,137
	Time deposits in foreign currencies	Shinhan Bank Japan and others	0.14~1.72		56,129		93,662
	Due from others	Bank of Japan and others	—		33,998		36,948

					1,848,274		1,183,747

				~~W~~	11,211,865	~~W~~	11,080,443

81

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Restricted due from financial institutions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Financial Institutions	2016		2015		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	7,259,264	~~W~~	6,376,961	Bank of Korea Act
	Due from others	Morgan Stanley Bank International Ltd		—		4,646	Derivatives margin account

				7,259,264		6,381,607

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		430,846		427,662	Bank of Korea Act and others
	Time deposits in foreign currencies	Sumitomo Mitsui New York and others		24,170		17,580	New York State Banking Law
	Due from others	Samsung Futures Inc. and others		11,490		4,868	Derivatives margin account and others

				466,506		450,110

			~~W~~	7,725,770	~~W~~	6,831,717

8. Assets Pledged as Collateral

Details of assets pledged as collateral as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
		2016
Assets pledged	Pledgee	Carrying amount		Reason for the pledge
Available-for-sale financial assets	Korea Securities Depository and others	~~W~~	1,288,571	Repurchase agreements
	Bank of Korea		490,297	Borrowings from Bank of Korea
	Bank of Korea		493,896	Settlement risk of Bank of Korea
	KEB Hana Bank and others		957,241	Derivatives transaction
	Others		19,957	Others

			3,249,962

Held-to-maturity financial assets	Korea Securities Depository and others		35,035	Repurchase agreements
	Bank of Korea		1,251,011	Borrowings from Bank of Korea
	Bank of Korea		1,178,800	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others		209,022	Derivatives transaction
	Others		261,850	Others

			2,935,718

Mortgage loans	Others		2,252,315	Covered Bond

		~~W~~	8,437,995

82

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
		2015
Assets pledged	Pledgee	Carrying amount		Reason for the pledge
Available-for-sale financial assets	Korea Securities Depository and others	~~W~~	481,937	Repurchase agreements
	Bank of Korea		594,020	Borrowings from Bank of Korea
	Bank of Korea		61,410	Settlement risk of Bank of Korea
	Deutsche Bank AG. and others		408,951	Derivatives transaction
	Others		5,604	Others

			1,551,922

Held-to-maturity financial assets	Korea Securities Depository and others		101,942	Repurchase agreements
	Bank of Korea		820,872	Borrowings from Bank of Korea
	Bank of Korea		922,733	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		200,625	Derivatives transaction
	Others		174,984	Others

			2,221,156

Mortgage loans	Others		1,745,823	Covered Bond

		~~W~~	5,518,901

The fair value of collateral available to sell or repledge regardless of debtor’s default as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	2,976,603	~~W~~	—

(In millions of Korean won)	2015
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	2,034,275	~~W~~	—

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Bank’s own assets and liabilities. In particular, the Bank applies fair value hedge accounting using interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, structured deposits in Korean won, structured deposits in foreign currencies and debt securities in foreign currencies. Also, the Bank applies cash flow hedge accounting using interest rate swaps to hedge cash flow risk of floating rate notes in Korean won.

83

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of derivative financial instruments for trading as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,029,244	~~W~~	—	~~W~~	—
Swaps		87,406,447		639,120		553,173
Options		5,202,000		38,216		150,753

		93,637,691		677,336		703,926

Currency
Forwards		56,486,111		1,302,620		1,152,025
Futures[1]		299,913		—		—
Swaps		28,107,538		752,636		909,277
Options		487,313		4,947		4,558

		85,380,875		2,060,203		2,065,860

Stock and index
Futures[1]		—		—		—
Options		58,770		2,433		288

		58,770		2,433		288

Others		892,416		6,707		43

	~~W~~	179,969,752	~~W~~	2,746,679	~~W~~	2,770,117

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	528,941	~~W~~	—	~~W~~	—
Swaps		91,041,542		908,965		889,934
Options		5,874,500		73,724		133,087

		97,444,983		982,689		1,023,021

Currency
Forwards		33,672,557		511,513		304,877
Futures[1]		576,263		—		—
Swaps		25,303,179		596,668		782,912
Options		373,241		2,196		3,526

		59,925,240		1,110,377		1,091,315

Stock and index
Futures[1]		26,588		—		—
Options		40,571		321		2,410

		67,159		321		2,410

Others		703,200		12		14

	~~W~~	158,140,582	~~W~~	2,093,399	~~W~~	2,116,760

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

84

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Fair value hedge

The fair value of derivative financial instruments designated as hedging instruments as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,130,646	~~W~~	48,424	~~W~~	63,634
Other		140,000		1,464		186

	~~W~~	3,270,646	~~W~~	49,888	~~W~~	63,820

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,108,538	~~W~~	91,341	~~W~~	21,460
Other		140,000		1,211		497

	~~W~~	3,248,538	~~W~~	92,552	~~W~~	21,957

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains(losses) on hedging instruments	~~W~~	(81,290)	~~W~~	(39,381)
Gains(losses) on the hedged item attributable to the hedged risk		81,884		40,002

	~~W~~	594	~~W~~	621

Cash flow hedge

The fair value of derivative financial instruments designated as hedging instruments as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	680,000	~~W~~	578	~~W~~	60

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	—	~~W~~	—	~~W~~	—

85

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016		2015
Gains(losses) on hedging instruments	~~W~~	503	~~W~~	—
Effective gain(loss) from cash flow hedging instruments		445		—
Ineffective gain(loss) from cash flow hedging instruments		58		—

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016		2015
Other comprehensive income	~~W~~	445	~~W~~	—
Reclassification to profit or loss		—		—
Income tax effect		(108)		—

	~~W~~	337	~~W~~	—

As of December 31, 2016, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until July 13, 2017.

10. Loans

Loans as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Loans	~~W~~	236,201,458	~~W~~	223,842,412
Deferred loan origination fees and costs		570,524		574,664
Allowances		(1,567,926)		(2,006,996)

Carrying amount	~~W~~	235,204,056	~~W~~	222,410,080

Loans to banks as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Loans	~~W~~	6,322,651	~~W~~	7,335,310
Allowances		(66)		(39)

Carrying amount	~~W~~	6,322,585	~~W~~	7,335,271

86

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Loans to customers other than banks as of December 31, 2016 and 2015, consist of:

(In millions of Korean won)	2016
	Retail		Corporate		Total
Loans in Korean won	~~W~~	123,626,526	~~W~~	96,814,325	~~W~~	220,440,851
Loans in foreign currencies		60,358		1,454,985		1,515,343
Domestic import usance bills		—		2,962,676		2,962,676
Off-shore funding loans		—		559,915		559,915
Call loans		—		261,255		261,255
Bills bought in Korean won		—		5,568		5,568
Bills bought in foreign currencies		—		2,826,114		2,826,114
Guarantee payments under payment guarantee		—		11,327		11,327
Reverse repurchase agreements		—		1,213,700		1,213,700
Privately placed bonds		—		652,582		652,582

		123,686,884		106,762,447		230,449,331
Proportion (%)		53.67		46.33		100.00

Allowances		(332,743)		(1,235,117)		(1,567,860)

	~~W~~	123,354,141	~~W~~	105,527,330	~~W~~	228,881,471

(In millions of Korean won)	2015
	Retail		Corporate		Total
Loans in Korean won	~~W~~	115,780,280	~~W~~	91,272,182	~~W~~	207,052,462
Loans in foreign currencies		31,100		1,927,848		1,958,948
Domestic import usance bills		—		3,445,301		3,445,301
Off-shore funding loans		—		584,914		584,914
Call loans		—		195,000		195,000
Bills bought in Korean won		—		5,257		5,257
Bills bought in foreign currencies		—		2,811,817		2,811,817
Guarantee payments under payment guarantee		—		26,129		26,129
Reverse repurchase agreements		—		216,700		216,700
Privately placed bonds		—		785,238		785,238

		115,811,380		101,270,386		217,081,766
Proportion (%)		53.35		46.65		100

Allowances		(431,967)		(1,574,990)		(2,006,957)

	~~W~~	115,379,413	~~W~~	99,695,396	~~W~~	215,074,809

87

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in deferred loan origination fees and costs for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Increase		Decrease		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	594,518	~~W~~	297,671	~~W~~	(309,710)	~~W~~	582,479
Other origination costs		470		230		(405)		295

		594,988		297,901		(310,115)		582,774

Deferred loan origination fees
Loans in Korean won		15,972		3,056		(9,060)		9,968
Other origination fees		4,352		902		(2,972)		2,282

		20,324		3,958		(12,032)		12,250

	~~W~~	574,664	~~W~~	293,943	~~W~~	(298,083)	~~W~~	570,524

(In millions of Korean won)	2015
	Beginning		Increase		Decrease		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	572,108	~~W~~	422,396	~~W~~	(399,986)	~~W~~	594,518
Other origination costs		598		491		(619)		470

		572,706		422,887		(400,605)		594,988

Deferred loan origination fees
Loans in Korean won		21,993		3,091		(9,112)		15,972
Other origination fees		5,011		1,929		(2,588)		4,352

		27,004		5,020		(11,700)		20,324

	~~W~~	545,702	~~W~~	417,867	~~W~~	(388,905)	~~W~~	574,664

88

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Retail		Corporate		Total
Beginning	~~W~~	431,967	~~W~~	1,575,029	~~W~~	2,006,996
Written-off		(252,642)		(725,346)		(977,988)
Recoveries from written-off loans		151,242		198,972		350,214
Sale		(3,924)		(37,535)		(41,459)
Other changes		(4,579)		(46,322)		(50,901)
Provision[1]		10,679		270,385		281,064

Ending	~~W~~	332,743	~~W~~	1,235,183	~~W~~	1,567,926

(In millions of Korean won)	2015
	Retail		Corporate		Total
Beginning	~~W~~	476,517	~~W~~	1,434,202	~~W~~	1,910,719
Written-off		(295,642)		(683,463)		(979,105)
Recoveries from written-off loans		176,616		156,531		333,147
Sale		(4,051)		(45,619)		(49,670)
Other changes		(1,324)		(876)		(2,200)
Provision[1]		79,851		714,254		794,105

Ending	~~W~~	431,967	~~W~~	1,575,029	~~W~~	2,006,996

[1]	Provision for credit losses(gains) in statements of comprehensive income also includes provision(reversal) for unused commitments and guarantees (Note 22), provision(reversal) for financial guarantee contracts (Note 22), and provision(reversal) for other financial assets (Note 17).

89

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

12. Financial Assets at Fair Value Through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Financial assets held for trading
Debt securities
Government and public bonds	~~W~~	1,706,005	~~W~~	951,934
Financial bonds		1,808,055		1,310,274
Corporate bonds		68,720		3,442
Equity securities
Stocks		—		1,986
Beneficiary certificates		27,099		29,493
Others		72,349		69,060

Total financial assets at fair value through profit or loss	~~W~~	3,682,228	~~W~~	2,366,189

Available-for-sale financial assets
Debt securities
Government and public bonds	~~W~~	6,590,766	~~W~~	3,202,350
Financial bonds		8,274,819		6,351,616
Corporate bonds		3,997,481		3,430,276
Asset-backed securities		2,729,749		5,180,728
Equity securities
Stocks		1,760,783		1,426,301
Equity investments		148,400		41,314
Beneficiary certificates		4,195,373		2,060,486
Others		500		500

		27,697,871		21,693,571

Held-to-maturity financial assets
Debt securities
Government and public bonds		1,534,324		1,870,481
Financial bonds		1,528,268		2,024,444
Corporate bonds		1,782,391		3,709,968
Asset-backed securities		3,582,515		4,143,901

		8,427,498		11,748,794

Total financial investments	~~W~~	36,125,369	~~W~~	33,442,365

90

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(22,225)	~~W~~	—	~~W~~	(22,225)

(In millions of Korean won)	2015
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(216,027)	~~W~~	—	~~W~~	(216,027)

13. Investments in Associates and Subsidiaries

Investments in associates and subsidiaries as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won, In thousands of US dollars)	2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	130,189	~~W~~	133,200	~~W~~	133,850	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,853		2,769	Credit information	Korea
JSC Bank CenterCredit
Ordinary shares [2,6]	29.56		954,104		(32,191)		30,111	Banking	Kazakhstan
Preferred shares [2,6]	93.15
KB12-1 Venture Investment Partnership[3]	80.00		27,200		38,797		27,200	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		14,391		15,063		12,085	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		104,204		89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		728		24,677	Operation of highways and related facilities	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00		18,160		19,831		18,160	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		10,700		15,202		10,700	Investment finance	Korea
Shinla Construction Co., Ltd.	20.17		—		(543)		—	Specialty construction	Korea
Terra Corporation[5]	24.06		—		44		—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [5]	22.89		—		(542)		—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [5]	42.65		—		(420)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd[5]	26.49		—		(51)		—	Manufacture of metal door, windows, shutter and relevant products	Korea

91

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Shinhwa Underwear Co., Ltd[5]	26.05		—		(137)		—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [5]	38.62		—		151		—	Wholesale of paper	Korea
EJADE Co., Ltd. [5]	25.67		—		(520)		—	Wholesale of underwear	Korea
Jaeyang Industry Co., Ltd. [5]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[5]	41.01		—		(351)		—	Screen printing	Korea
KB High-tech Company Investment Fund [3]	50.00		15,000		15,140		15,000	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		1,997		1,949		1,997	Investment finance	Korea

Subsidiaries		~~W~~	1,290,042	~~W~~	313,885	~~W~~	365,673

Kookmin Bank Int’l Ltd.(London) [4]	100.00	USD	30,392		90,826		67,396	Banking	United Kingdom
Kookmin Bank Hongkong Ltd. [4]	100.00	USD	20,000		165,889		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC.[4]	100.00	USD	47,846		62,623		55,711	Banking	Cambodia
Kookmin Bank(China) Ltd. [4]	100.00	USD	383,875		423,264		418,155	Banking	China

		USD	482,113		742,602		646,905

				~~W~~	1,056,487	~~W~~	1,012,578

(In millions of Korean won, In thousands of US dollars)	2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	125,462	~~W~~	128,275	~~W~~	129,123	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,580		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		125,822		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary shares [2]	29.56		954,104		(21,990)		31,134	Banking	Kazakhstan
Preferred shares [2]	93.15
KB12-1 Venture Investment Partnership[3]	80.00		40,000		50,670		40,000	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		16,131		15,537		13,825	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.73		172,441		187,596		172,441	Other finance	Korea
Shinla Construction Co., Ltd.	20.17		—		(516)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		102,530		89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(1,879)		24,677	Operation of highways and related facilities	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00		24,760		23,272		24,760	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		12,000		11,860		12,000	Investment finance	Korea

92

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Terra Corporation[5]	24.06		—		37		—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [5]	22.89		—		(580)		—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [5]	42.65		—		86		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd[5]	26.49		—		(47)		—	Manufacture of metal door, windows, shutter and relevant products	Korea
Myeongwon Tech Co., Ltd. [5]	25.62		—		(447)		—	Manufacture of other automotive parts	Korea
Shinhwa Underwear Co., Ltd[5]	26.05		—		(184)		—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [5]	38.62		—		339		—	Wholesale of paper	Korea
EJADE Co., Ltd. [5]	25.67		—		591		—	Wholesale of underwear	Korea

		~~W~~	1,548,249	~~W~~	625,552	~~W~~	624,645

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [4]	100.00	USD	30,392		84,318		67,396	Banking	United Kingdom
Kookmin Bank Hongkong Ltd. [4]	100.00	USD	20,000		155,147		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [4]	100.00	USD	17,846		24,824		19,885	Banking	Cambodia
Kookmin Bank(China) Ltd. [4]	100.00	USD	383,875		432,325		418,155	Banking	China

		USD	452,113		696,614		611,079

				~~W~~	1,322,166	~~W~~	1,235,724

[1]	As of December 31, 2016 and 2015, the Bank is represented in the governing bodies of its associates. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Bank determined that ordinary shares and convertible preferred shares issued by JSC Bank CenterCredit are the same in economic substance except for voting rights, and therefore, ordinary shares and convertible preferred shares are not presented separately. The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2016 and 2015, amounts to ~~W~~ 29,358 million and ~~W~~ 21,863 million, respectively.
[3]	As of December 31, 2016 and 2015, the Bank is a partner in a limited partnership and does not have the right to control over these entities.
[4]	Acquisition costs of investments in subsidiaries are presented in US dollars.
[5]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.
[6]	On February 10, 2017, the Bank entered into a share purchase agreement with Tsesnabank consortium in Kazakhstan to sell the entire shares (48,023,250 ordinary shares and 36,561,465 convertible preferred shares) of JSC Bank CenterCredit held by the Bank.

93

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in investments in associates and subsidiaries for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisition and others		Disposal and others		Impairment		Ending
Associates
Balhae Infrastructure Fund	~~W~~	129,123	~~W~~	4,727	~~W~~	—	~~W~~	—	~~W~~	133,850
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		(84,792)		—		—
JSC Bank CenterCredit[1]		31,134		—		—		(1,023)		30,111
KB12-1 Venture Investment Partnership		40,000		—		(12,800)		—		27,200
KoFC KBIC Frontier Champ 2010-5 (PEF)		13,825		—		(1,740)		—		12,085
United PF 1st Recovery Private Equity Fund		172,441		—		(172,441)		—		—
KB GwS Private Securities Investment Trust		89,124		—		—		—		89,124
Incheon Bridge Co., Ltd.		24,677		—		—		—		24,677
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund		24,760		3,000		(9,600)		—		18,160
Future Planning KB Start-up Creation Fund		12,000		4,000		(5,300)		—		10,700
KB High-tech Company Investment Fund		—		15,000		—		—		15,000
Aju Good Technology Venture Fund		—		2,000		(3)		—		1,997
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hongkong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		19,885		35,826		—		—		55,711
Kookmin Bank(China) Ltd.		418,155		—		—		—		418,155

	~~W~~	1,235,724	~~W~~	64,553	~~W~~	(286,676)	~~W~~	(1,023)	~~W~~	1,012,578

(In millions of Korean won)	2015
	Beginning		Acquisition and others		Disposal and others		Impairment		Ending
Associates
Balhae Infrastructure Fund	~~W~~	126,284	~~W~~	2,839	~~W~~	—	~~W~~	—	~~W~~	129,123
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		84,792
JSC Bank CenterCredit[1]		61,758		—		—		(30,624)		31,134
KB12-1 Venture Investment Partnership		28,800		11,200		—		—		40,000
KoFC KBIC Frontier Champ 2010-5 (PEF)		16,675		—		(2,850)		—		13,825

94

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

United PF 1st Recovery Private Equity Fund		191,617		—		(19,176)		—		172,441
KB GwS Private Securities Investment Trust		89,124		—		—		—		89,124
Incheon Bridge Co., Ltd.		24,677		—		—		—		24,677
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund		21,000		5,960		(2,200)		—		24,760
Future Planning KB Start-up Creation Fund		4,000		8,000		—		—		12,000
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hongkong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		19,885		—		—		—		19,885
Kookmin Bank(China) Ltd.		418,155		—		—		—		418,155

	~~W~~	1,262,575	~~W~~	27,999	~~W~~	(24,226)	~~W~~	(30,264)	~~W~~	1,235,724

[1]	Asset quality of Kazakhstan banks has been deteriorating due to extended depression of its domestic economy mainly driven by the financial crisis in Russia and decline in oil prices. The Bank recognized impairment loss in its investment in JSC Bank CenterCredit because the Bank determined that the recovery of JSC Bank CenterCredit’s financial soundness is delayed and assessed the economic condition in Kazakhstan as not to recover in the near future.

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2016 and 2015 are as follows:

	2016
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,042,623	~~W~~	—	~~W~~	(1,018)	~~W~~	2,041,605
Buildings		1,223,538		(402,967)		(5,859)		814,712
Leasehold improvements		647,758		(585,017)		—		62,741
Equipment and vehicles		1,186,938		(1,032,253)		—		154,685
Construction in-progress		4,013		—		—		4,013
Finance lease assets		22,391		(14,430)		—		7,961

	~~W~~	5,127,261	~~W~~	(2,034,667)	~~W~~	(6,877)	~~W~~	3,085,717

95

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

	2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,883,316	~~W~~	—	~~W~~	(1,018)	~~W~~	1,882,298
Buildings		1,198,045		(376,214)		(5,859)		815,972
Leasehold improvements		593,566		(546,572)		—		46,994
Equipment and vehicles		1,386,452		(1,237,956)		—		148,496
Construction in-progress		443		—		—		443
Finance lease assets		21,785		(9,202)		—		12,583

	~~W~~	5,083,607	~~W~~	(2,169,944)	~~W~~	(6,877)	~~W~~	2,906,786

Changes in property and equipment for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,882,298	~~W~~	98,311	~~W~~	61,103	~~W~~	(127)	~~W~~	—	~~W~~	20	~~W~~	2,041,605
Buildings		815,972		1,187		26,837		(545)		(28,803)		64		814,712
Leasehold improvements		46,994		883		49,375		(648)		(44,576)		10,713		62,741
Equipment and vehicles		148,496		103,075		—		(179)		(96,714)		7		154,685
Construction-in-progress		443		144,588		(141,020)		—		—		2		4,013
Finance lease assets		12,583		606		—		—		(5,228)		—		7,961

	~~W~~	2,906,786	~~W~~	348,650	~~W~~	(3,705)	~~W~~	(1,499)	~~W~~	(175,321)	~~W~~	10,806	~~W~~	3,085,717

(In millions of Korean won)
	2015
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,884,029	~~W~~	50	~~W~~	(1,496)	~~W~~	(297)	~~W~~	—	~~W~~	12	~~W~~	1,888,298
Buildings		805,644		568		39,221		(898)		(28,057)		(506)		815,972
Leasehold improvements		46,939		—		30,689		(383)		(33,925)		3,674		46,994
Equipment and vehicles		128,542		106,034		—		(669)		(85,420)		9		148,496
Construction-in-progress		606		67,362		(67,526)		—		—		1		443
Finance lease assets		20,517		554		—		—		(8,474)		(14)		12,583

	~~W~~	2,886,277	~~W~~	174,568	~~W~~	888	~~W~~	(2,247)	~~W~~	(155,876)	~~W~~	3,176	~~W~~	2,906,786

[1]	Including transfers from investment property and assets held for sale.

96

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
2016
Beginning		Impairment		Reversal		Others		Ending
~~W~~	(6,877)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(6,877)

(In millions of Korean won)
2015
Beginning		Impairment		Reversal		Others		Ending
~~W~~	(2,117)	~~W~~	(557)	~~W~~	—	~~W~~	(4,203)	~~W~~	(6,877)

Details of investment properties as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	59,604	~~W~~	—	~~W~~	59,604
Buildings		29,321		(9,995)		19,326

	~~W~~	88,925	~~W~~	(9,995)	~~W~~	78,930

(In millions of Korean won)	2015
	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	66,806	~~W~~	—	~~W~~	66,806
Buildings		31,237		(10,154)		21,083

	~~W~~	98,043	~~W~~	(10,154)	~~W~~	87,889

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
	Fair Value		Valuation technique	Inputs
Land and Buildings	~~W~~	86,428	Cost approach value	- Price per square meter - Replacement cost

As of December 31, 2016 and 2015, fair values of the investment properties amount to ~~W~~ 86,428 million and ~~W~~ 91,775 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

97

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Rental income from the above investment properties for the years ended December 31, 2016 and 2015, amounts to ~~W~~ 663 million and ~~W~~ 639 million, respectively.

Changes in investment properties for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Beginning		Transfers		Depreciation		Ending
Land	~~W~~	66,806	~~W~~	(7,203)	~~W~~	—	~~W~~	59,603
Buildings		21,083		(1,057)		(699)		19,327

	~~W~~	87,889	~~W~~	(8,260)	~~W~~	(699)	~~W~~	78,930

(In millions of Korean won)	2015
	Beginning		Transfers		Depreciation		Ending
Land	~~W~~	64,554	~~W~~	2,252	~~W~~	—	~~W~~	66,806
Buildings		20,788		1,040		(745)		21,083

	~~W~~	85,342	~~W~~	3,292	~~W~~	(745)	~~W~~	87,889

15. Intangible Assets

Details of intangible assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	~~W~~	65,288	~~W~~	—	~~W~~	—	~~W~~	65,288
Other intangible assets		814,665		(669,779)		(3,875)		141,011

	~~W~~	879,953	~~W~~	(669,779)	~~W~~	(3,875)	~~W~~	206,299

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	~~W~~	65,288	~~W~~	—	~~W~~	—	~~W~~	65,288
Other intangible assets		750,344		(632,608)		(7,470)		110,266

	~~W~~	815,632	~~W~~	(632,608)	~~W~~	(7,470)	~~W~~	175,554

The goodwill arose from the merger of Housing & Commercial Bank (“H&CB”), and there is no change in goodwill for the years ended December 31, 2016 and 2015.

98

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2015, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking		Corporate Banking		Total
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	65,288
Recoverable amount exceeded carrying amount		11,517,237		2,726,509		14,243,746
Discount rate (%)		12.70		12.91
Permanent growth rate (%)		1.00		1.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the amount of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% annually for Retail Banking and Corporate Banking. The key assumptions used for the estimation of the future cash flows are the market size and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

99

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of intangible assets, excluding goodwill, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,022	~~W~~	(900)	~~W~~	—	~~W~~	122
Software		672,907		(590,044)		—		82,863
Other intangible assets		115,423		(69,851)		(3,875)		41,697
Finance leases assets		25,313		(8,984)		—		16,329

	~~W~~	814,665	~~W~~	(669,779)	~~W~~	(3,875)	~~W~~	141,011

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	975	~~W~~	(850)	~~W~~	—	~~W~~	125
Software		607,971		(563,652)		—		44,319
Other intangible assets		116,793		(63,501)		(7,470)		45,822
Finance leases assets		24,605		(4,605)		—		20,000

	~~W~~	750,344	~~W~~	(632,608)	~~W~~	(7,470)	~~W~~	110,266

Changes in intangible assets, excluding goodwill, for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	~~W~~	125	~~W~~	47	~~W~~	—	~~W~~	(50)	~~W~~	—	~~W~~	122
Software		44,319		64,936		—		(26,392)		—		82,863
Other intangible assets[1]		45,822		8,049		(3,810)		(6,470)		(1,894)		41,697
Finance leases assets		20,000		708		—		(4,379)		—		16,329

	~~W~~	110,266	~~W~~	73,740	~~W~~	(3,810)	~~W~~	(37,291)	~~W~~	(1,894)	~~W~~	141,011

(In millions of Korean won)
	2015
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	~~W~~	131	~~W~~	38	~~W~~	—	~~W~~	(44)	~~W~~	—	~~W~~	125
Software		53,689		20,695		—		(30,065)		—		44,319
Other intangible assets[1]		56,691		5,111		(3,384)		(7,096)		(5,500)		45,822
Finance leases assets		23,621		647		—		(4,253)		(15)		20,000

	~~W~~	134,132	~~W~~	26,491	~~W~~	(3,384)	~~W~~	(41,458)	~~W~~	(5,515)	~~W~~	110,266

100

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

[1]	Impairment losses for membership rights of other intangible assets with indefinite useful lives was recognized when their recoverable amount is lower than their carrying amount and reversal of impairment losses was recognized when their recoverable amount is higher than their carrying amount.

Changes in accumulated impairment losses on intangible assets for the years ended December 31, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Beginning		Impairment		Reversal		Others		Ending
Accumulated impairment losses on other intangible assets	~~W~~	(7,470)	~~W~~	(1,944)	~~W~~	15	~~W~~	5,224	~~W~~	(3,875)

	2015
(In millions of Korean won)	Beginning		Impairment		Reversal		Others		Ending
Accumulated impairment losses on other intangible assets	~~W~~	(5,529)	~~W~~	(5,531)	~~W~~	6	~~W~~	3,584	~~W~~	(7,470)

Changes in emission rights for the year ended December 31, 2016, are as follows:

(KAU, In millions of Korean won)
	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	116,799	~~W~~	—	112,137	~~W~~	—	109,140	~~W~~	—	338,076	~~W~~	—
Cancel	(4,056)		—	(4,336)		—	(4,220)		—	(12,612)		—
Borrowing	8,518		—	(8,518)		—	—		—	—		—
Surrendered to government	(121,261)		—	—		—	—		—	(121,261)		—

Ending	—	~~W~~	—	99,283	~~W~~	—	104,920	~~W~~	—	204,203	~~W~~	—

101

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Assets		Liabilities		Net amount
Other provisions	~~W~~	70,507	~~W~~	—	~~W~~	70,507
Impairment losses on property and equipment		5,037		—		5,037
Interest on equity index-linked deposits		41		—		41
Share-based payments		10,408		—		10,408
Provisions for guarantees		30,569		—		30,569
Gains on valuation of derivatives		—		(10,235)		(10,235)
Present value discount		—		(22)		(22)
Losses on fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(43,842)		(43,842)
Deferred loan origination fees and costs		—		(120,310)		(120,310)
Gains on revaluation		—		(270,890)		(270,890)
Investments in subsidiaries and associates		1,091		(25,539)		(24,448)
Gains on valuation of security investment		68,455		—		68,455
Defined benefit liabilities		300,059		—		300,059
Accrued expenses		232,207		—		232,207
Retirement insurance expense		—		(270,808)		(270,808)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Others		157,660		(20,445)		137,215

		876,034		(791,568)		84,466
Offsetting of deferred income tax assets and liabilities		(791,568)		791,568		—

Total	~~W~~	84,466	~~W~~	—	~~W~~	84,466

102

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Assets		Liabilities		Net amount
Other provisions	~~W~~	68,633	~~W~~	—	~~W~~	68,633
Impairment losses on property and equipment		5,019		—		5,019
Interest on equity index-linked deposits		69		—		69
Share-based payments		8,168		—		8,168
Provisions for guarantees		38,225		—		38,225
Gains on valuation of derivatives		—		(30,391)		(30,391)
Present value discount		—		(25)		(25)
Losses on fair value hedged		2,876		—		2,876
Accrued interest		—		(43,414)		(43,414)
Deferred loan origination fees and costs		—		(120,375)		(120,375)
Gains on revaluation		—		(272,696)		(272,696)
Investments in subsidiaries and associates		—		(22,125)		(22,125)
Gains on valuation of security investment		68,962		—		68,962
Defined benefit liabilities		270,752		—		270,752
Accrued expenses		46,035		—		46,035
Retirement insurance expense		—		(235,539)		(235,539)
Adjustments to the prepaid contributions		—		(21,938)		(21,938)
Others		134,622		(18,755)		115,867

		643,361		(765,258)		(121,897)
Offsetting of deferred income tax assets and liabilities		(643,361)		643,361		—

Total	~~W~~	—	~~W~~	(121,897)	~~W~~	(121,897)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of December 31, 2016.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 762,105 million associated with investments in associates and subsidiaries as of December 31, 2016, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 80,204 million and ~~W~~ 21,797 million associated with loss on SPE repurchase and others, respectively, as of December 31, 2016, due to the uncertainty that these will be realized in the future.

103

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in cumulative temporary differences for the years ended December 31, 2016 and 2015, are as follows.

(In millions of Korean won)	2016
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses from fair value hedge	~~W~~	11,882	~~W~~	11,882	~~W~~	—	~~W~~	—
Other provisions		283,672		283,672		291,350		291,350
Impairment losses on property and equipment		20,738		20,738		20,812		20,812
Interest on equity index-linked deposits		287		287		168		168
Share-based payments		33,754		33,754		43,008		43,008
Provisions for guarantees		157,954		157,954		126,319		126,319
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		763,072		—		3,542		766,614
Gains on valuation of security investment		284,965		284,965		282,872		282,872
Defined benefit liabilities		1,118,809		48,247		169,352		1,239,914
Accrued expenses		190,228		190,228		959,532		959,532
Others		577,684		70,847		163,683		670,520

		3,523,249	~~W~~	1,102,574	~~W~~	2,060,638		4,481,313

Unrecognized deferred income tax assets
Other provisions		67						—
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		763,072						762,105
Others		21,393						21,797

		2,658,513						3,617,207

Tax rate (%)		24.20						24.20

Total deferred income tax assets from deductible temporary differences	~~W~~	643,361					~~W~~	876,034

104

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2016
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Losses from fair value hedge	~~W~~	—	~~W~~	—	~~W~~	(59,235)	~~W~~	(59,235)
Accrued interest		(179,394)		(128,025)		(129,797)		(181,166)
Deferred loan origination fees and costs		(497,418)		(497,418)		(497,149)		(497,149)
Gains on valuation of derivatives		(125,582)		(125,582)		(42,294)		(42,294)
Present value discount		(104)		(104)		(92)		(92)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains on revaluation		(1,126,842)		(7,463)		—		(1,119,379)
Investments in subsidiaries and associates		(109,195)		(3,661)		—		(105,534)
Retirement insurance expense		(973,303)		(48,247)		(193,986)		(1,119,042)
Adjustments to the prepaid contributions		(90,653)		(90,653)		(62,569)		(62,569)
Others		(77,501)		(21,271)		(28,253)		(84,483)

		(3,245,280)	~~W~~	(922,424)	~~W~~	(1,013,375)		(3,336,231)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(17,771)						—

		(3,162,221)						(3,270,943)

Tax rate (%)		24.20						24.20

Total deferred income tax liabilities from taxable temporary differences	~~W~~	(765,258)					~~W~~	(791,568)

105

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses from fair value hedge	~~W~~	53,033	~~W~~	53,033	~~W~~	11,882	~~W~~	11,882
Other provisions		268,931		268,931		283,672		283,672
Impairment losses on property and equipment		22,363		22,363		20,738		20,738
Interest on equity index-linked deposits		758		758		287		287
Share-based payments		32,256		32,256		33,754		33,754
Provisions for guarantees		207,087		207,087		157,954		157,954
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		732,446		—		30,626		763,072
Gains on valuation of security investment		257,478		257,478		284,965		284,965
Defined benefit liabilities		1,006,115		91,406		204,100		1,118,809
Accrued expenses		144,968		144,968		190,228		190,228
Others		886,914		376,885		67,655		577,684

		3,692,553	~~W~~	1,455,165	~~W~~	1,285,861		3,523,249

Unrecognized deferred income tax assets
Other provisions		199						67
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		732,446						763,072
Others		18,185						21,393

		2,861,519					~~W~~	2,658,513

Tax rate (%)		24.20						24.20

Total deferred income tax assets from deductible temporary differences	~~W~~	692,487					~~W~~	643,361

106

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	~~W~~	(198,424)	~~W~~	(158,989)	~~W~~	(139,959)	~~W~~	(179,394)
Deferred loan origination fees and costs		(455,207)		(455,207)		(497,418)		(497,418)
Gains on valuation of derivatives		(211,434)		(211,434)		(125,582)		(125,582)
Present value discount		(140)		(140)		(104)		(104)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains on revaluation		(1,126,842)		—		—		(1,126,842)
Investment in subsidiaries and associates		(109,195)		—		—		(109,195)
Retirement insurance expense		(887,946)		(91,406)		(176,763)		(973,303)
Adjustments to the prepaid contributions		(114,108)		(114,108)		(90,653)		(90,653)
Others		(77,728)		(15,481)		(15,254)		(77,501)

		(3,246,312)	~~W~~	(1,046,765)	~~W~~	(1,045,733)	~~W~~	(3,245,280)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(17,771)						(17,771)

		(3,163,253)					~~W~~	(3,162,221)

Tax rate (%)		24.20						24.20

Total deferred income tax liabilities from taxable temporary differences	~~W~~	(765,507)					~~W~~	(765,258)

107

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

17. Other Assets

Details of other assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other financial assets
Other receivables	~~W~~	2,625,262	~~W~~	3,177,704
Accrued income		737,741		650,968
Guarantee deposits		1,119,467		1,159,067
Domestic exchange settlement debits		531,193		2,138,401
Others		9,397		17,587
Allowances for loan losses		(59,805)		(286,714)
Present value discount		(1,995)		(1,057)

		4,961,260		6,855,956

Other non-financial assets
Other receivables		39		42,291
Prepaid expenses		106,483		136,870
Guarantee deposits		3,246		3,627
Others		78,567		103,966
Allowances on other assets		(23,305)		(23,128)

		165,030		263,626

	~~W~~	5,126,290	~~W~~	7,119,582

Changes in allowances for loan losses on other assets for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	286,714	~~W~~	23,128	~~W~~	309,842
Provision		1,886		717		2,603
Written-off		(269,949)		(540)		(270,489)
Others		41,154		—		41,154

Ending	~~W~~	59,805	~~W~~	23,205	~~W~~	83,110

(In millions of Korean won)	2015
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	288,205	~~W~~	23,174	~~W~~	311,379
Provision (reversal)		(1,034)		838		(196)
Written-off		(2,375)		(884)		(3,259)
Others		1,918		—		1,918

Ending	~~W~~	286,714	~~W~~	23,128	~~W~~	309,842

108

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

18. Assets Held for Sale

Details of assets held for sale as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost[1]		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land	~~W~~	27,787	~~W~~	(8,177)	~~W~~	19,610	~~W~~	21,182
Buildings		12,675		(5,758)		6,917		7,201

	~~W~~	40,462	~~W~~	(13,935)	~~W~~	26,527	~~W~~	28,383

(In millions of Korean won)	2015
	Acquisition cost[1]		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land	~~W~~	35,996	~~W~~	(8,531)	~~W~~	27,465	~~W~~	28,658
Buildings		11,660		(5,330)		6,330		6,789

	~~W~~	47,656	~~W~~	(13,861)	~~W~~	33,795	~~W~~	35,447

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2016, are as follows:

(In millions of Korean won)
2016
	Fair value		Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs(%)	Effect of unobservable inputs on fair value
Land and buildings	~~W~~	28,700	Market comparison approach model and others	Adjustment index Adjustment ratio	0.27 ~ 1.05 -20.00 ~ 0.00	Fair value increases as the adjustment index rises Fair value decreases as the absolute value of adjustment ratio rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.

[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

109

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
2016
Beginning		Provision		Reversal		Others		Ending
~~W~~	(13,861)	~~W~~	(5,268)	~~W~~	96	~~W~~	5,098	~~W~~	(13,935)

(In millions of Korean won)
2015
Beginning	Provision		Reversal		Others		Ending
~~W~~(20,246)	~~W~~	(2,110)	~~W~~	399	~~W~~	8,096	~~W~~	(13,861)

As of December 31, 2016, assets held for sale consist of 10 real estates of closed offices, which the management of the Bank was committed to sell, but not yet sold by December 31, 2016. As of the report date, four out of the above assets held for sale are under negotiation and the remaining 6 assets are also being actively marketed.

19. Deposits

Details of deposits as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Demand deposits
Demand deposits in Korean won	~~W~~	103,125,286	~~W~~	91,962,003
Demand deposits in foreign currencies		4,911,210		3,957,576

		108,036,496		95,919,579

Time deposits
Time deposits in Korean won		116,921,293		116,692,754
Fair value adjustments on fair value hedged time deposits in Korean won		—		(201)

		116,921,293		116,692,553
Time deposits in foreign currencies		3,486,925		3,033,759
Fair value adjustments on fair value hedged time deposits in foreign currencies		(61,656)		(17,672)

		3,425,269		3,016,087

		120,346,562		119,708,640

Certificates of deposits		2,880,557		4,611,447

Total deposits	~~W~~	231,263,615	~~W~~	220,239,666

110

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

20. Debts

Details of debts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Borrowings	~~W~~	11,953,740	~~W~~	11,814,654
Bonds sold under repurchase agreements and others		1,236,408		545,943
Call money		2,593,003		1,850,342

	~~W~~	15,783,151	~~W~~	14,210,939

Details of borrowings as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2016		2015
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,644,260	~~W~~	1,421,375
	Borrowings from the government	KEMCO and others	0.00~3.00		1,331,688		1,156,670
	Borrowings from banking institutions	Industrial Bank of Korea	—		—		180
	Borrowings from non- banking financial institutions	Korea Development Bank	0.20~2.70		320,755		284,369
	Other borrowings	Korea Gas Safety Corporation and others	0.00~3.88		2,453,790		2,648,453

					5,750,493		5,511,047

Borrowings in foreign currencies	Due to banks	JP Morgan Chase Bank and others	—		70,624		9,884
	Borrowings from banking institutions	MIZUHO bank and others	0.24~1.75		3,506,982		3,252,856
	Borrowings from other financial institutions	Export Import Bank of Korea and others	1.35~2.25		121,104		212,507
	Other borrowings	Standard Chartered Bank and others	—		2,504,537		2,828,360

					6,203,247		6,303,607

				~~W~~	11,953,740	~~W~~	11,814,654

111

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of bonds sold under repurchase agreements and others as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
		Annual interest
	Lenders	rate (%)	2016	2015
Bonds sold under repurchase agreements	Individuals, groups, corporations	1.21	~~W~~1,225,871	~~W~~518,086
Bills sold	Counter sale	0.40~1.00	10,537	27,857

			~~W~~1,236,408	~~W~~545,943

Details of call money as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
		Annual interest
	Lenders	rate (%)	2016	2015
Call money in Korean won	Korea Development Bank and others	1.08~1.23	~~W~~1,525,500	~~W~~926,400
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.59~2.50	1,067,503	923,942

			~~W~~2,593,003	~~W~~1,850,342

112

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

21. Debentures

Details of debentures as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2016		2015
Debentures in Korean won
Structured debentures	0.29~6.70	~~W~~	337,500	~~W~~	909,788
Subordinated fixed rate debentures in Korean won	3.08~5.12		3,196,993		4,471,829
Fixed rate debentures in Korean won	1.29~4.09		6,510,095		6,750,523
Floating rate debentures in Korean won	1.36~1.37		680,000		—

			10,724,588		12,132,140
Fair value adjustments on fair value hedged debentures in Korean won			26,724		40,170
Discount on debentures in Korean won			(9,560)		(6,412)

			10,741,752		12,165,898

Debentures in foreign currencies
Floating rate debentures	1.44~1.76		700,930		1,477,524
Fixed rate debentures	1.38~3.63		2,803,721		2,325,537

			3,504,651		3,803,061
Fair value adjustments on fair value hedged debentures in foreign currencies			(24,303)		(10,415)
Discount on debentures in foreign currencies			(11,408)		(9,410)

			3,468,940		3,783,236

		~~W~~	14,210,692	~~W~~	15,949,134

113

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in debentures based on face value for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	—	~~W~~	(572,288)	~~W~~	—	~~W~~	337,500
Subordinated fixed rate debentures		4,471,829		—		(1,274,836)		—		3,196,993
Fixed rate debentures		6,750,523		2,610,000		(2,850,428)		—		6,510,095
Floating rate debentures		—		680,000		—		—		680,000

		12,132,140		3,290,000		(4,697,552)		—		10,724,588

Debentures in foreign currencies
Floating rate debentures		1,477,524		35,595		(806,459)		(5,730)		700,930
Fixed rate debentures		2,325,537		1,185,480		(817,096)		109,800		2,803,721

		3,803,061		1,221,075		(1,623,555)		104,070		3,504,651

	~~W~~	15,935,201	~~W~~	4,511,075	~~W~~	(6,321,107)	~~W~~	104,070	~~W~~	14,229,239

(In millions of Korean won)	2015
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,239,238	~~W~~	120,000	~~W~~	(449,450)	~~W~~	—	~~W~~	909,788
Subordinated fixed rate debentures		4,566,124		—		(94,295)		—		4,471,829
Fixed rate debentures		6,390,553		4,080,000		(3,720,030)		—		6,750,523
Floating rate debentures		150,000		—		(150,000)		—		—

		12,345,915		4,200,000		(4,413,775)		—		12,132,140

Debentures in foreign currencies
Floating rate debentures		1,318,415		179,565		(111,939)		91,483		1,477,524
Fixed rate debentures		1,578,980		1,013,959		(378,577)		111,175		2,325,537

		2,897,395		1,193,524		(490,516)		202,658		3,803,061

	~~W~~	15,243,310	~~W~~	5,393,524	~~W~~	(4,904,291)	~~W~~	202,658	~~W~~	15,935,201

22. Provisions

Details of provisions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Provisions for unused loan commitments	~~W~~	124,966	~~W~~	125,752
Provisions for acceptances and guarantees		126,319		157,954
Provisions for asset retirement obligation		77,810		70,493
Others		96,055		95,169

	~~W~~	425,150	~~W~~	449,368

114

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	125,752	~~W~~	157,954	~~W~~	283,706
Effects of changes in foreign exchange rate		205		756		961
Provision(Reversal)		(991)		(32,391)		(33,382)

Ending	~~W~~	124,966	~~W~~	126,319	~~W~~	251,285

(In millions of Korean won)	2015
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	125,209	~~W~~	207,087	~~W~~	332,296
Effects of changes in foreign exchange rate		767		4,777		5,544
Reversal		(224)		(53,910)		(54,134)

Ending	~~W~~	125,752	~~W~~	157,954	~~W~~	283,706

Changes in provisions for asset retirement obligation for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	70,493	~~W~~	68,999
Provision		3,693		1,941
Reversal		(250)		(363)
Used		(4,788)		(2,779)
Unwinding of discount		1,631		1,941
Effects of changes in discount rate		7,031		754

Ending	~~W~~	77,810	~~W~~	70,493

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

115

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in other provisions for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Greenhouse Gas Emission liabilities[1]		Others		Total
Beginning	~~W~~	99	~~W~~	41,091	~~W~~	11,570	~~W~~	3,809	~~W~~	69	~~W~~	38,531	~~W~~	95,169
Provision (Reversal)		180		32,464		(1,456)		(1,939)		434		3,036		32,719
Used and Others		(164)		(23,159)		(1,577)		—		(145)		(6,788)		(31,833)

Ending	~~W~~	115	~~W~~	50,396	~~W~~	8,537	~~W~~	1,870	~~W~~	358	~~W~~	34,779	~~W~~	96,055

[1]	As of December 31, 2016, the estimated greenhouse gas emission is 117,831 tons.

	2015
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Greenhouse Gas Emission liabilities[1]		Others		Total
Beginning	~~W~~	76	~~W~~	33,996	~~W~~	2,622	~~W~~	2,718	~~W~~	—	~~W~~	41,692	~~W~~	81,104
Provision		159		27,056		9,226		1,091		69		37,860		75,461
Used and Others		(136)		(19,961)		(278)		—		—		(41,021)		(61,396)

Ending	~~W~~	99	~~W~~	41,091	~~W~~	11,570	~~W~~	3,809	~~W~~	69	~~W~~	38,531	~~W~~	95,169

[1]	As of December 31, 2015, the estimated greenhouse gas emission is 122,542 tons.

23. Net Defined Benefit Liabilities

Defined benefit plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Bank.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary increase rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

116

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in the net defined benefit liabilities for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,260,644	~~W~~	(1,205,006)	~~W~~	55,638
Current service cost		159,263		—		159,263
Interest expense(income)		31,105		(29,723)		1,382
Remeasurements :
-Actuarial gain arising from changes in demographic assumptions		2,164		—		2,164
-Actuarial gain arising from changes in financial assumptions		(26,509)		—		(26,509)
-Actuarial loss arising from experience adjustment		4,000		—		4,000
-Return on plan assets (excluding amounts included in interest income)		—		9,655		9,655
Contributions		—		(130,000)		(130,000)
Payments from plans (benefit payments)		(45,733)		45,733		—
Payments from the Bank		(4,492)		—		(4,492)
Transfer in		2,252		(2,236)		16
Transfer out		(2,508)		2,508		—
Effects of changes in foreign exchange rate		18		—		18

Ending	~~W~~	1,380,204	~~W~~	(1,309,069)	~~W~~	71,135

117

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,150,338	~~W~~	(1,092,875)	~~W~~	57,463
Current service cost		162,461		—		162,461
Interest expense(income)		34,147		(32,433)		1,714
Remeasurements :
-Actuarial gain arising from changes in demographic assumptions		(1,879)		—		(1,879)
-Actuarial gain arising from changes in financial assumptions		(508)		—		(508)
-Actuarial loss arising from experience adjustment		10,631		—		10,631
-Return on plan assets (excluding amounts included in interest income)		—		10,877		10,877
Contributions		—		(180,000)		(180,000)
Payments from plans (benefit payments)		(88,266)		88,266		—
Payments from the Bank		(5,152)		—		(5,152)
Transfer in		1,993		(1,981)		12
Transfer out		(3,140)		3,140		—
Effects of changes in foreign exchange rate		19		—		19

Ending	~~W~~	1,260,644	~~W~~	(1,205,006)	~~W~~	55,638

Details of the net defined benefit liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Present value of defined benefit obligation	~~W~~	1,380,204	~~W~~	1,260,644
Fair value of plan assets		(1,309,069)		(1,205,006)

Net defined benefit liabilities	~~W~~	71,135	~~W~~	55,638

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Current service cost	~~W~~	159,263	~~W~~	162,461
Interest expenses of net defined benefit liabilities		1,382		1,714

Total	~~W~~	160,645	~~W~~	164,175

118

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Remeasurements:
-Actuarial gain(loss) arising from changes in demographic assumptions	~~W~~	(2,164)	~~W~~	1,879
-Actuarial loss arising from changes in financial assumptions		26,509		508
-Actuarial gain arising from experience adjustment		(4,000)		(10,631)
-Return on plan assets (excluding amounts included in interest income)		(9,655)		(10,877)
Income tax effects		(2,587)		4,627

Remeasurements after income tax	~~W~~	8,103	~~W~~	(14,494)

Details of fair value of plan assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	~~W~~	—	~~W~~	1,309,069	~~W~~	1,309,069

(In millions of Korean won)	2015
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	~~W~~	—	~~W~~	1,205,006	~~W~~	1,205,006

Key actuarial assumptions used as of December 31, 2016 and 2015, are as follows:

	Ratio (%)
	2016	2015
Discount rate	2.50	2.50
Salary increase rate	3.75	4.00
Turnover	1.00	1.00

Mortality assumptions are based on the 8th experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2016, is as follows:

			Effect on defined benefit obligation
	Changes in principal assumption		Increase in principal assumption		Decrease in principal assumption
Discount rate	0.5	% p	3.92	% decrease	4.19	% increase
Salary increase rate	0.5	% p	3.85	% increase	3.63	% decrease
Turnover	0.5	% p	0.31	% decrease	0.33	% increase

119

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2016, is as follows:

(In millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	~~W~~184,946	~~W~~113,342	~~W~~371,420	~~W~~759,236	~~W~~2,244,327	~~W~~3,673,271

The weighted average duration of the defined benefit obligations is 8.31 years.

Expected contributions to plan assets for the period after December 31, 2016, is estimated to be approximately ~~W~~ 140,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other financial liabilities
Other payables	~~W~~	2,657,351	~~W~~	2,922,955
Prepaid card and debit cards		1,929		2,107
Accrued expenses		2,009,653		2,171,748
Financial guarantee liabilities		34,675		12,355
Deposits for letter of guarantees and others		178,638		199,551
Domestic exchange settlement credits		1,332,503		118,599
Foreign exchanges settlement credits		115,109		53,367
Borrowings from other business accounts		5,204		47,707
Payables to trust accounts		4,586,681		2,916,070
Liabilities incurred from agency relationship		386,670		488,325
Account for agency businesses		248,253		321,557
Others		201,799		10,897

		11,758,465		9,265,238

Other non-financial liabilities
Other payables		1,193,758		68,449
Unearned revenue		25,898		31,554
Accrued expenses		191,338		176,643
Withholding taxes		103,663		107,873
Others		78,492		63,092

		1,593,149		447,611

	~~W~~	13,351,614	~~W~~	9,712,849

120

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

25. Equity

25.1 Capital Stock

Details of outstanding shares of the Bank as of December 31, 2016 and 2015, are as follows:

	Ordinary shares
	2016		2015
Number of shares authorized		1,000,000,000		1,000,000,000
Face value per share	~~W~~	5,000	~~W~~	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	~~W~~	2,021,896	~~W~~	2,021,896

[1]	In millions of Korean won.

25.2 Capital Surplus

Details of capital surplus as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Paid-in capital in excess of face value	~~W~~	4,604,417	~~W~~	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,716		40,716

	~~W~~	5,220,031	~~W~~	5,220,031

The gain on business combination is a gain from a bargain purchase related to the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Remeasurements of net defined benefit liabilities	~~W~~	(94,079)	~~W~~	(102,182)
Currency translation differences		4,320		1,929
Gain on valuation of available-for-sale financial assets		690,259		676,471
Losses on cash flow hedging instruments		337		—

	~~W~~	600,837	~~W~~	576,218

121

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

25.4 Retained Earnings

Retained earnings as of December 31, 2016 and 2015, consist of:

(In millions of Korean won)	2016		2015
Legal reserves	~~W~~	2,033,381	~~W~~	2,033,372
Regulatory reserve for credit losses		1,826,653		1,852,396
Voluntary reserves		10,521,693		9,820,838
Retained earnings before appropriation		967,789		1,055,665

	~~W~~	15,349,516	~~W~~	14,762,271

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

The appropriation of retained earnings for the years ended December 31, 2016 and 2015, (Dates of appropriation: March 23, 2017 and March 24, 2016 for the years ended December 31, 2016 and 2015, respectively) is follows:

(In millions of Korean won)
	2016				2015
Retained earnings before appropriation
Unappropriated retained earnings carried forward from prior year	~~W~~	23			~~W~~	9
Net income		967,766	~~W~~	967,789		1,055,656	~~W~~	1,055,665

Transfers such as voluntary reserves
Reserve for research and manpower development		924				6,519
Revaluation of property and equipment		6,139				124
Regulatory reserve for credit losses		—		7,063		25,743		32,386

Appropriation
Legal reserve		—				—
Voluntary reserves		452,100				707,500
Regulatory reserve for credit losses		162,963				—
Cash dividends (dividends per share(%) 2016 : ~~W~~889 (17.78%) 2015 : ~~W~~941 (18.82%))		359,493				380,521
Other reserve		245		974,801		7		1,088,028

Unappropriated retained earnings carried forward to subsequent year			~~W~~	51			~~W~~	23

122

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 29.1 through 29.2 of Regulation on supervision of Banking Business.

Details of the regulatory reserve for credit losses as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	1,826,653	~~W~~	1,852,396
Amounts estimated to be appropriated(reversed)		162,963		(25,743)

Ending	~~W~~	1,989,616	~~W~~	1,826,653

Adjustments to the regulatory reserve for credit losses for years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Provision(Reversal) of regulatory reserve for credit losses	~~W~~	162,963	~~W~~	(25,743)
Adjusted profit after provision of regulatory reserve for credit losses[1]	~~W~~	804,803	~~W~~	1,081,399

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with Korean IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit.

26. Interest Income and Expense

Details of interest income, expense, and net interest income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Interest income
Due from financial institutions	~~W~~	56,002	~~W~~	95,371
Loans		6,982,306		7,340,230
Financial investments
Available-for-sale financial assets		311,322		384,879
Held-to-maturity financial assets		365,548		392,658
Others		104,372		116,445

		7,819,550		8,329,583

Interest expense
Deposits		2,357,296		2,924,987
Debts		152,490		157,892
Debentures		391,182		418,979
Others		49,657		63,452

		2,950,625		3,565,310

Net interest income	~~W~~	4,868,925	~~W~~	4,764,273

123

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Interest income recognized on impaired loans is ~~W~~ 41,667 million (December 31, 2015: ~~W~~ 50,738 million) for the year ended December 31, 2016.

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Fee and commission income
Banking activity fees	~~W~~	182,412	~~W~~	173,442
Lending activity fees		78,780		87,202
Agent activity fees		386,638		406,123
Trust and other fiduciary fees		197,969		258,250
Guarantee fees		30,844		30,300
Credit card related fees		1,293		1,420
Foreign currency related fees		84,852		85,676
Security activity commissions		157,218		160,211
Other business account commission on consignment		33,707		30,525
Debit card related fees and commissions		634		680
Others		161,780		144,208

		1,316,127		1,378,037

Fee and commission expense
Trading activity related fees[1]		11,874		10,503
Lending activity fees		23,694		21,225
Credit card related fees and commissions		1,925		1,096
Contributions to external institutions		21,988		22,318
Outsourcing related fees		59,913		61,495
Foreign currency related fees		12,287		10,735
Management fees of written-off loans		11,865		12,584
Others		70,346		67,029

		213,892		206,985

Net fee and commission income	~~W~~	1,102,235	~~W~~	1,171,052

[1]	Fees from financial assets/liabilities at fair value through profit or loss.

124

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

28. Net Gains or Losses from Financial Assets/Liabilities at Fair value Through Profit or Loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss are composed of gains or losses from financial instruments held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions.

Details for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	88,286	~~W~~	65,334
Equity securities		1,060		6,662

		89,346		71,996

Derivatives held for trading
Interest rate		972,398		975,530
Currency		3,719,391		2,287,541
Stock or stock index		456		13,727
Other		859		803

		4,693,104		3,275,601

Financial liabilities held for trading		528		—

Other financial instruments		239		2,166

		4,783,217		3,349,763

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities		48,707		19,914
Equity securities		272		6,085

		48,979		25,999

Derivatives held for trading
Interest rate		922,989		986,138
Currency		3,708,355		2,178,140
Stock or stock index		7,620		12,877
Other		693		241

		4,639,657		3,177,396

Financial liabilities held for trading		2,410		—

Other financial instruments		174		2,213

		4,691,220		3,205,608

Net gains or losses from financial instruments held for trading	~~W~~	91,997	~~W~~	144,155

125

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

29. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	~~W~~	226	~~W~~	313
Gains on sale of available-for-sale financial assets		169,445		419,667

		169,671		419,980

Gains on foreign exchange transactions		3,313,969		2,418,550
Dividend income		95,141		102,517
Others		165,585		183,335

		3,744,366		3,124,382

Other operating expenses
Expense related to available-for-sale financial assets
Losses on sale of available-for-sale financial assets		27,966		2,142
Impairment losses on available-for-sale financial assets		22,225		216,027

		50,191		218,169

Losses on foreign exchange transactions		3,214,968		2,423,747
Others		876,995		882,352

		4,142,154		3,524,268

Net other operating expenses	~~W~~	(397,788)	~~W~~	(399,886)

126

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Employee Benefits
Salaries and short-term employee benefits—salaries	~~W~~	1,457,632	~~W~~	1,431,440
Salaries and short-term employee benefits—welfare expense		656,357		693,297
Post employment benefits—defined benefit plans		160,645		164,175
Post employment benefits—defined contribution plans		3,729		5,085
Termination benefits		862,539		390,245
Share-based payments		19,347		11,915

		3,160,249		2,696,157

Depreciation and amortization		213,311		198,079

Other general and administrative expenses
Rental expense		231,908		228,831
Tax and dues		80,063		96,232
Communication		22,809		23,841
Electricity and utilities		22,836		23,693
Publication		12,556		13,732
Repairs and maintenance		11,772		11,991
Vehicle		7,097		7,710
Travel		3,434		3,143
Training		16,961		18,348
Service fees		88,709		87,219
Others		360,741		367,019

		858,886		881,759

	~~W~~	4,232,446	~~W~~	3,775,995

127

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

30.2 Share-based Payments

30.2.1 Share options

There are no share options outstanding for the year ended December 31, 2016. The changes in the number of granted share options and the weighted average exercise price for the year ended December 31, 2015, were as follows:

(In Korean won, except shares)
	2015
	Number of granted shares
Share options	Beginning		Expired		Ending		Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
Series 22		657,498		657,498		—		—	—	—
Series 23		15,246		15,246		—		—	—	—

		672,744		672,744		—		—

Weighted average exercise price	~~W~~	77,268	~~W~~	77,268	~~W~~	—	~~W~~	—

There was no intrinsic value of the vested share options as of December 31, 2015.

30.2.2 Share Grants

The Bank changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

Details of the share grants as of December 31, 2016, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 60	2015.01.01	277,205	Service period : 2 years [2,3]
Series 61	2015.04.14	8,390	Service period : 2 years [2,3]
Series 62	2015.01.12	16,505	Service period : 2 years [2,3]
Series 64	2015.07.24	21,153	Service period : 2 years [2,3]
Series 65	2015.08.26	13,828	Service period : 2 years [2,3]
Series 66	2014.11.21	28,392	Service period : 3 years [2,4]
Series 67	2016.01.01	164,063	Service period : 2 years [2,5]
Series 68	2016.07.05	9,621	Service period : 2 years [2,5]
Deferred grant in 2013	—	22,335
Deferred grant in 2014	—	70,766
Deferred grant in 2015	—	88,848

		721,106

128

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

[1]	Granted shares in relation to Series 60 ~ 62 and 64 ~ 68 represent the total number of shares granted to directors and employees but not vested at the end of reporting period. The number of deferred grants represents residual shares that have been vested at the end of reporting period.
[2]	Options are given to the executives and employees during the year for deferred payment schedule(after the retirement date), payment proportion and payment period. Due to these given options, the deferred payment period might be a maximum of five years after the retirement date.
[3]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of the targeted performance results, the targeted relative TSR and the targeted financial results of the Bank, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.
[4]	The 35%, 35% and 30% of the number of shares to be granted are determined upon the accomplishment of the targeted EPS, the targeted relative TSR and the targeted asset quality, respectively.
[5]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of performance results, relative TSR and evaluation by the Bank’s CEO, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.

Details of share grants linked to short-term performance as of December 31, 2016, are as follows:

Share grants[1]	Grant date	Number of vested shares	Vesting conditions
Granted shares for 2013	2013.01.01	33,999	Vested
Granted shares for 2014	2014.01.01	107,427	Vested
Granted shares for 2015	2015.01.01	140,999	Vested
Granted shares for 2016	2016.01.01	133,598	Proportion to service period

[1]	Options are given to the executives and employees during the year for deferred payment schedule(after the retirement date), payment proportion and payment period. Due to these given options, the deferred payment period might be a maximum of five years after the retirement date.

129

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2016, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long-term performance
Series 60	0.00~7.00	1.57	42,868	41,367 ~ 42,824
Series 61	0.00~3.00	1.57	42,169	42,295 ~ 42,824
Series 62	0.00~3.00	1.57	42,868	42,295 ~ 42,824
Series 64	0.00~5.00	1.57	42,288	41,673 ~ 42,824
Series 65	0.65~4.00	1.57	42,144	42,003 ~ 42,680
Series 66	0.89~3.89	1.57	48,889	41,916 ~ 42,670
Series 67	0.00~6.00	1.57	44,134	41,471 ~ 42,824
Series 68	1.51~5.00	1.58	43,273	41,673 ~ 42,380
Grant deferred in 2013	—	1.57	—	42,824
Grant deferred in 2014	0.00~1.00	1.57	—	42,680 ~ 42,824
Grant deferred in 2015	0.00~4.00	1.57	—	42,003 ~ 42,824
Linked to short-term performance
Share granted in 2013	—	1.57	—	32,810 ~ 42,824
Share granted in 2014	0.00~1.02	1.57	—	37,829 ~ 42,872
Share granted in 2015	0.00~6.00	1.57	—	41,471 ~ 42,824
Share granted in 2016	1.00~7.00	1.57	—	41,367 ~ 42,680

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant and the current stock price as of December 31, 2016, was used for the underlying asset price. Also, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2016 and 2015, the accrued expenses related to share-based payments including share grants, amounted to ~~W~~ 41,474 million and ~~W~~ 33,754 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 19,347 million and ~~W~~ 11,915 million were incurred during the years ended December 31, 2016 and 2015, respectively.

130

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

30.2.3 Mileage Stock

Details of Mileage stock as of December 31, 2016, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (Years)[1]	Number of exercisable shares[2]
	2016.01.23	33,836	0.00~2.06	33,025
	2016.04.29	66	0.00~2.33	66
	2016.07.07	280	0.00~2.52	280
	2016.07.18	767	0.00~2.55	767
	2016.08.03	120	0.00~2.59	120
	2016.08.17	66	0.00~2.63	66
	2016.08.30	256	0.00~2.66	256
Share granted in 2016	2016.09.06	373	0.00~2.68	373
	2016.10.07	105	0.00~2.77	105
	2016.11.01	118	0.00~2.84	118
	2016.12.07	44	0.00~2.93	44
	2016.12.08	23	0.00~2.94	23
	2016.12.15	12	0.00~2.96	12
	2016.12.20	309	0.00~2.97	309
	2016.12.28	45	0.00~2.99	45
	2016.12.30	210	0.00~3.00	210

		36,630		35,819

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The exercisable shares are assessed based on the stock price as of December 31, 2016. These shares are vested immediately at grant date.

The accrued expenses for share-based payments in regard to mileage stock as of December 31, 2016, are ~~W~~1,533 million. The compensation costs amounting to ~~W~~1,563 million were recognized as an expense for the year ended December 31, 2016.

131

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

31. Non-operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Non-operating income
Gains of disposal in property and equipment and assets held for sale	~~W~~	1,223	~~W~~	1,017
Rent received		7,474		6,947
Dividend income of securities under equity method		38,507		10,474
Others		81,408		257,721

		128,612		276,159

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		1,369		927
Donation		31,813		41,839
Restoration cost		2,421		722
Others		25,871		81,575

		61,474		125,063

Net non-operating income (expenses)	~~W~~	67,138	~~W~~	151,096

32. Income Tax Expense

Income tax expense for the years ended December 31, 2016 and 2015, are as follows

(In millions of Korean won)	2016		2015
Tax payable
Current tax expense	~~W~~	491,552	~~W~~	202,904
Adjustments recognized in the period for current tax of prior years		21,521		(16,207)

		513,073		186,697

Changes in deferred income tax assets(liabilities)		(206,363)		48,877

Income tax expense of overseas branches		3,447		3,827

Income tax recognized directly in equity
Changes in value of available-for-sale financial assets		(4,402)		24,789
Gains(losses) on cash flow hedging instruments		(108)		—
Changes in remeasurements of net defined benefit liabilities		(2,587)		4,627

		(7,097)		29,416

Consolidated tax effect		(18,394)		(9,806)

Tax expense	~~W~~	284,666	~~W~~	259,011

132

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2016 and 2015, follows:

(In millions of Korean won)	2016		2015
Profit before income tax	~~W~~	1,252,432	~~W~~	1,314,667

Tax at the applicable tax rate[1]		302,656		317,731
Non-taxable income		(8,182)		(53,443)
Non-deductible expense		13,933		13,713
Tax credit and tax exemption		(241)		(397)
Temporary difference for which no deferred tax is recognized		3,877		8,155
Tax supplementary pay (rebate) for tax of prior years		(12,954)		(21,222)
Income tax expense of overseas branch		3,447		3,827
Separate tax effect		(18,394)		(9,806)
Others		524		453

Tax expense		284,666		259,011

Tax expense / Profit before income tax (%)		22.73		19.70

[1]	Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, and for over ~~W~~ 20 billion is 24.2%.

Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Income tax refund receivables prior to offsetting[1]	~~W~~	(153,916)	~~W~~	(229,470)
Tax payables prior to offsetting[2]		491,688		203,185

Tax payables (receivables) after offsetting		337,772		(26,285)
Adjustment on consolidated tax payable and others[3]		(18,394)		(9,806)
Accounts receivables (payables)[4]		(319,243)		36,373

Current tax payable	~~W~~	135	~~W~~	282

[1]	Excludes current tax assets of ~~W~~ 11,400 million (2015: ~~W~~ 17,612 million) from the uncertain tax position, which do not qualify for offsetting.
[2]	Includes income tax payable of ~~W~~ 135 million (2015: ~~W~~ 282 million) under current tax liabilities as of December 31, 2016, which are not to be offset against any income tax refund receivables, such as those of overseas branches.
[3]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[4]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

133

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

33. Dividends

The dividend to the shareholder of the parent company in respect of the year ended December 31, 2016, of ~~W~~ 889 per share, amounting to total dividends of ~~W~~ 359,493 million, is to be proposed at the annual general shareholder’s meeting on March 23, 2017. The Bank’s financial statements as of December 31, 2016, do not reflect this dividend payable.

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Changes (excluding reclassification)		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(102,182)	~~W~~	10,690	~~W~~	—	~~W~~	(2,587)	~~W~~	(94,079)
Currency translation differences		1,929		2,391		—		—		4,320
Gains(losses) on valuation of available-for-sale financial assets		676,471		106,223		(88,033)		(4,402)		690,259
Gains(losses) on cash flow hedging instruments		—		445		—		(108)		337

	~~W~~	576,218	~~W~~	119,749	~~W~~	(88,033)	~~W~~	(7,097)	~~W~~	600,837

(In millions of Korean won)	2015
	Beginning		Changes (excluding reclassification)		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(87,688)		(19,121)	~~W~~	—	~~W~~	4,627	~~W~~	(102,182)
Currency translation differences		(28)		1,957		—		—		1,929
Gains(losses) on valuation of available-for-sale financial assets		754,116		211,489		(313,923)		24,789		676,471

	~~W~~	666,400	~~W~~	194,325	~~W~~	(313,923)	~~W~~	29,416	~~W~~	576,218

134

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

35. Trust Accounts

Financial information of the trust accounts the Bank manages as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016				2015
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	~~W~~	3,978,501	~~W~~	120,348	~~W~~	3,754,063	~~W~~	125,392
Unconsolidated		43,653,701		1,132,375		34,216,814		1,334,526

	~~W~~	47,632,202	~~W~~	1,252,723	~~W~~	37,970,877	~~W~~	1,459,918

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Assets
Accrued trust fees	~~W~~	48,655	~~W~~	48,671

Liabilities
Due to trust accounts		4,586,681		2,916,070
Accrued interest on due to trust accounts		6,961		6,545

	~~W~~	4,593,642	~~W~~	2,922,615

Significant revenue and expenses related to the Bank’s trust for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Revenues
Fees and commissions from trust accounts	~~W~~	197,969	~~W~~	258,250
Commissions from early termination in trust accounts		65		169

		198,034		258,419

Expenses
Interest expenses on due to trust accounts	~~W~~	40,202	~~W~~	51,966

135

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

As of December 31, 2016 and 2015, the carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return are as follows:

(In millions of Korean won)
		2016		2015
Trust accounts guaranteeing repayment of principal	Old age pension	~~W~~	2,154	~~W~~	2,250
	Personal pension		1,861,859		1,823,802
	Pension		1,947,415		1,758,222
	Retirement		12,165		12,977
	New personal pension		90,171		88,094
	New old age pension		6,113		6,726
	Retail		15,598		16,349
	Corporate		1,550		1,574
	Installment		21,376		22,900

			3,958,401		3,732,894

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money		20,008		21,080
	Unspecified monetary		90		89

			20,098		21,169

		~~W~~	3,978,499	~~W~~	3,754,063

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2016 and 2015, there is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return.

136

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

36. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Cash	~~W~~	2,150,997	~~W~~	2,068,751
Checks with other banks		400,422		396,955
Due from Bank of Korea		7,676,491		6,791,990
Due from other financial institutions		3,535,374		4,288,453

		13,763,284		13,546,149

Restricted due from financial institutions		(7,725,770)		(6,831,717)
Due from financial institutions with original maturities over three months		—		(700,000)

		(7,725,770)		(7,531,717)

	~~W~~	6,037,514	~~W~~	6,014,432

Significant non-cash transactions for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Decrease in loans due to the write-offs	~~W~~	977,988	~~W~~	979,105
Changes in accumulated other comprehensive income due to valuation of financial investments		13,788		(77,645)
Changes in financial investments due to debt-for-equity swap		43,820		14,729
Reclassification from investments in associates to available-for-sale financial assets		220,809		—

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Activities	2016		2015
Income tax paid	Operating	~~W~~	86,736	~~W~~	96,867
Interest received	Operating		7,929,329		8,770,361
Interest paid	Operating		3,095,128		3,957,864
Dividends received	Operating		128,128		112,753
Dividends paid	Financing		380,521		230,496

137

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

37. Contingent Liabilities and Commitments

Acceptances and guarantees as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	~~W~~	329,051	~~W~~	422,316
Others		588,950		609,034

		918,001		1,031,350

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		228,911		247,445
Letter of guarantees		64,189		51,500
Bid bond		64,242		62,402
Performance bond		703,076		1,205,544
Refund guarantees		1,689,343		1,924,030
Others		1,592,415		1,395,153

		4,342,176		4,886,074

Financial guarantees
Acceptances and guarantee for issue of debentures		31,000		51,200
Acceptances and guarantees for mortgage		25,994		27,805
Overseas debt guarantees		506,060		504,530
International financing guarantees in foreign currencies		52,961		11,893
Others		270,000		—

		886,015		595,428

		6,146,192		6,512,852

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,062,896		2,133,966
Refund guarantees		217,272		1,019,116

		2,280,168		3,153,082

	~~W~~	8,426,360	~~W~~	9,665,934

138

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Acceptances and guarantees by counterparty as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	5,333,469	~~W~~	1,642,059	~~W~~	6,975,528	82.78
Small medium sized companies		646,582		476,802		1,123,384	13.33
Public and others		166,141		161,307		327,448	3.89

	~~W~~	6,146,192	~~W~~	2,280,168	~~W~~	8,426,360	100.00

(In millions of Korean won)	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	5,516,431	~~W~~	2,480,901	~~W~~	7,997,332	82.74
Small medium sized companies		832,109		517,405		1,349,514	13.96
Public and others		164,312		154,776		319,088	3.30

	~~W~~	6,512,852	~~W~~	3,153,082	~~W~~	9,665,934	100.00

Acceptances and guarantees by industry as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	74,282	~~W~~	3,710	~~W~~	77,992	0.93
Manufacturing		3,479,299		1,139,573		4,618,872	54.81
Service		773,052		63,847		836,899	9.93
Wholesale and retail		1,226,515		775,952		2,002,467	23.76
Construction		509,158		129,111		638,269	7.57
Public		82,647		92,445		175,092	2.08
Others		1,239		75,530		76,769	0.92

	~~W~~	6,146,192	~~W~~	2,280,168	~~W~~	8,426,360	100.00

(In millions of Korean won)	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	307,271	~~W~~	3,664	~~W~~	310,935	3.22
Manufacturing		3,607,442		1,934,171		5,541,613	57.33
Service		589,113		65,588		654,701	6.77
Wholesale and retail		1,309,313		791,237		2,100,550	21.73
Construction		606,099		200,955		807,054	8.35
Public		73,160		106,288		179,448	1.86
Others		20,454		51,179		71,633	0.74

	~~W~~	6,512,852	~~W~~	3,153,082	~~W~~	9,665,934	100.00

139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Commitments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Commitments
Corporate loan commitments	~~W~~	36,154,891	~~W~~	39,050,589
Retail loan commitments		15,727,639		15,051,360
Other acceptance and guarantees in Korean won		1,000,000		1,000,000
Other acceptance and guarantees in foreign currencies		—		30,472
Purchase of securities		1,707,495		1,799,005

		54,590,025		56,931,426

Financial Guarantees
Credit line		2,418,997		3,449,748
Purchase of securities		1,029,100		98,700

		3,448,097		3,548,448

	~~W~~	58,038,122	~~W~~	60,479,874

Other Matters (including litigation)

a) The Bank has filed 80 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~ 435,413 million, and faces 116 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 382,322 million, which arose in the normal course of the business and are still pending as of December 31, 2016.

b) The face values of the securities sold to general customers through tellers’ sale amount to ~~W~~5,731 million and ~~W~~11,254 million as of December 31, 2016 and 2015, respectively.

140

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

38. Subsidiaries

Details of subsidiaries as of December 31, 2016, are as follows:

Name of subsidiary	Ownership (%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank Hongkong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.[1]	100.00	China	Banking and foreign exchange transaction
Personal pension trust and 10 others[2]	—	Korea	Trust
KL the 1st L.L.C. and 20 others[3]	—	Korea	Asset-backed securitization and others
KB Haeorum Private Securities 26 and 6 others[4]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund 1 [4]	86.00	Korea	Investment Trust
KB Star Retail Private Real Estate Master Fund 1 [3,5]	42.12	Korea	Investment Trust
KB Star Office Private Real Estate Master Fund 2 [3,5]	38.22	Korea	Investment Trust

[1]	For the year ended December 31, 2016, Kookmin Bank (China) Ltd.’s functional currency has changed from USD to CNY.
[2]	The Bank controls the trust because it has power that determines the management performance over the trust, and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[4]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power.
[5]	Ownerships are based on total holding of the Bank and its subsidiaries.

141

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The condensed financial information of major subsidiaries as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015, is as follows:

(In millions of Korean won)
	2016
	Assets		Liabilities		Equity		Operating revenue		Profit for the period
Kookmin Bank Int’l Ltd.(London)	~~W~~	501,788	~~W~~	410,962	~~W~~	90,826	~~W~~	13,699	~~W~~	3,982
Kookmin Bank Hongkong Ltd.		926,001		760,112		165,889		19,105		5,648
Kookmin Bank Cambodia PLC.		162,133		99,510		62,623		6,858		742
Kookmin Bank (China) Ltd.		1,838,326		1,415,062		423,264		57,769		5,282
Personal pension trust and 10 others		4,016,964		3,913,743		103,221		122,195		2,899

(In millions of Korean won)
	2015
	Assets		Liabilities		Equity		Operating revenue		Profit(Loss) for the period
Kookmin Bank Int’l Ltd.(London)	~~W~~	472,941	~~W~~	388,623	~~W~~	84,318	~~W~~	10,756	~~W~~	3,484
Kookmin Bank Hongkong Ltd.		684,994		529,847		155,147		14,529		5,127
Kookmin Bank Cambodia PLC.		88,675		63,851		24,824		5,850		2,054
Kookmin Bank (China) Ltd.		1,663,788		1,231,463		432,325		42,269		(8,465)
Personal pension trust and 10 others		3,803,511		3,704,365		99,146		129,956		3,664

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank provides the capital commitment of ~~W~~ 258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ~~W~~ 185,717 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Bank has provided purchase commitment and grant of credit to the structured entities that are considered as subsidiaries. The Bank should purchase unsold commercial paper securities if there is a shortage of the investors for the commercial paper securities issued by the structured entity. If events causing the cessation of the issuance of commercial paper securities occur or if the structured entities become insolvent, the Bank should provide loans to the structured entities under certain conditions.

142

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2016
Silver Investment 2nd Inc.	~~W~~	50,000
KDL the 1st L.L.C.		50,000
KBC the 1st L.L.C.		35,000
KBM the 1st L.L.C.		50,000
KH the 4th L.L.C.		25,000
KH the 3rd L.L.C.		100,000
KH the 2nd L.L.C.		40,000
KL the International 1st L.L.C.		50,000
KL the 3rd L.L.C.		30,000
KL the 1st L.L.C.		50,000
KL Food the 1st L.L.C.		50,000
KY the 1st L.L.C.		24,000
KBY the 1st L.L.C.		15,000
KBH the 1st L.L.C.		20,000
KBH the 2nd L.L.C.		30,000
KB INO 1st L.L.C.		50,000
LIIV FOR RENTAL 1st L.L.C.		70,000

•	The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

KL the 1st L.L.C. and 16 other subsidiaries were newly consolidated during the year ended December 31, 2016.

39. Finance and Operating Leases

39.1 Finance Lease

The future minimum lease payments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Net Carrying amount of finance lease assets	~~W~~	24,290	~~W~~	32,583

Minimum lease payments
Within 1 year		1,572		1,983
1-5 years		54		226

		1,626		2,209

Present value of minimum lease payments
Within 1 year		1,551		1,950
1-5 years		54		222

	~~W~~	1,605	~~W~~	2,172

143

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

39.2 Operating Lease

39.2.1 The Bank as Operating Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Minimum lease payments
Within 1 year	~~W~~	110,562	~~W~~	102,079
1-5 years		130,995		85,381
Over 5 years		34,184		33,791

		275,741		221,251

Minimum sublease payments	~~W~~	(1,891)	~~W~~	(1,340)

The lease payments reflected in profit or loss for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Lease payments reflected in profit or loss
Minimum lease payments	~~W~~	158,198	~~W~~	159,342
Sublease payments		(1,002)		(721)

	~~W~~	157,196	~~W~~	158,621

39.2.2 The Bank as Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Minimum lease receipts
Within 1 year	~~W~~	3,940	~~W~~	2,829
1-5 years		2,273		1,355

	~~W~~	6,213	~~W~~	4,184

144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

40. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
		2016		2015
Parent
KB Financial Group Inc.	Fee and commission income	~~W~~	3,422	~~W~~	719
	Other non-operating income		765		999
	Interest expense		2,262		2,429
	General and administrative expenses		203		—
Subsidiaries
Kookmin Bank Hongkong Ltd.	Interest income		1,942		763
	Fee and commission income		335		399
	Other operating income		3		11
	Reversal of credit losses		67		—
	Other non-operating income		143		82
	Other operating expense		4		5
	Provision for credit losses		—		187
Kookmin Bank Int’l Ltd. (London)	Interest income		2,916		1,931
	Fee and commission income		6		—
	Other non-operating income		150		84
Kookmin Bank Cambodia PLC.	Interest income		264		131
	Fee and commission income		3		—
	Other non-operating income		418		26
Kookmin Bank (China) Ltd.	Interest income		4,734		3,533
	Fee and commission income		24		—
	Other operating income		3		—
	Reversal of credit losses		—		43
Trust	Fee and commission income		15,544		16,922
	Interest expense		2,452		3,673
Securitization SPE	Interest expense		1		1
KB Wise Star Private Real Estate Feeder Fund 1st	Interest income		—		1,123
	Fee and commission income		13		13
	Reversal of credit losses		—		53
	Interest expense		2		9
	General and administrative expenses		723		—
Private equity fund	Interest income		237		921
	Fee and commission income		76		240
	Interest expense		17		193
KL the 1st L.L.C.	Interest income		2		—
	Fee and commission income		442		—

145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

	Gains on financial assets/liabilities at fair value through profit or loss	222	—
KH the 2nd L.L.C.	Interest income	34	—
	Fee and commission income	388	—
	Gains on financial assets/liabilities at fair value through profit or loss	41	—
	Losses on financial assets/liabilities at fair value through profit or loss	29	—
	Provision for credit losses	2	—
Silver Investment 2nd Inc.	Fee and commission income	341	—
	Gains on financial assets/liabilities at fair value through profit or loss	309	—
KL International the 1st L.L.C.	Interest income	4	—
	Fee and commission income	244	—
	Gains on financial assets/liabilities at fair value through profit or loss	186	—
	Provision for credit losses	1	—
KL the 3rd L.L.C.	Interest income	3	—
	Fee and commission income	188	—
	Gains on financial assets/liabilities at fair value through profit or loss	134	—
KBM the 1st L.L.C.	Interest income	8	—
	Fee and commission income	179	—
	Gains on financial assets/liabilities at fair value through profit or loss	21	—
	Losses on financial assets/liabilities at fair value through profit or loss	125	—
	Provision for credit losses	1	—
KY the 1st L.L.C.	Fee and commission income	91	—
	Gains on financial assets/liabilities at fair value through profit or loss	1	—
	Losses on financial assets/liabilities at fair value through profit or loss	119	—
KH the 3rd L.L.C.	Fee and commission income	534	—
	Gains on financial assets/liabilities at fair value through profit or loss	345	—

146

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

KBC the 1st L.L.C.	Interest income	2	—
	Fee and commission income	159	—
	Gains on financial assets/liabilities at fair value through profit or loss	4	—
	Losses on financial assets/liabilities at fair value through profit or loss	151	—
KH the 4th L.L.C.	Interest income	2	—
	Fee and commission income	135	—
	Gains on financial assets/liabilities at fair value through profit or loss	129	—
KDL the 1st L.L.C.	Interest income	4	—
	Fee and commission income	131	—
	Gains on financial assets/liabilities at fair value through profit or loss	57	—
	Provision for credit losses	1	—
KL Food the 1st L.L.C.	Interest income	2	—
	Fee and commission income	91	—
	Gains on financial assets/liabilities at fair value through profit or loss	106	—
KBY the 1st L.L.C.	Interest income	2	—
	Fee and commission income	44	—
	Gains on financial assets/liabilities at fair value through profit or loss	5	—
	Losses on financial assets/liabilities at fair value through profit or loss	29	—
	Provision for credit losses	1	—
KBH the 1st L.L.C.	Fee and commission income	10	—
	Gains on financial assets/liabilities at fair value through profit or loss	8	—
	Losses on financial assets/liabilities at fair value through profit or loss	17	—
KBH the 2nd L.L.C.	Fee and commission income	24	—
	Gains on financial assets/liabilities at fair value through profit or loss	12	—
	Losses on financial assets/liabilities at fair value through profit or loss	6	—
	Provision for credit losses	1	—

147

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

KB INO 1st L.L.C.	Fee and commission income	27	—
	Gains on financial assets/liabilities at fair value through profit or loss	14	—
	Losses on financial assets/liabilities at fair value through profit or loss	30	—
LIIV FOR RENTAL 1st L.L.C.	Fee and commission income	52	—
	Gains on financial assets/liabilities at fair value through profit or loss	314	—
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income	889	607
	Other non-operating income	3	—
	Interest expense	820	1,148
KB Real Estate Trust Co., Ltd.	Fee and commission income	35	4
	Other non-operating income	39	41
	Interest expense	139	904
	Fee and commission expense	1,195	956
KB Investment Co., Ltd.	Fee and commission income	11	—
	Interest expense	480	590
KB Kookmin Card Co., Ltd.	Interest income	3,307	3,010
	Fee and commission income	243,282	245,202
	Gains on financial assets/liabilities at fair value through profit or loss	3,376	—
	Reversal of credit losses	—	1
	Other non-operating income	1,212	1,126
	Interest expense	3,010	5,690
	Fee and commission expense	176	141
	Provision for credit losses	70	—
	General and administrative expenses	163	—
KB Credit Information Co., Ltd.	Fee and commission income	33	187
	Other non-operating income	298	324
	Interest expense	129	197
	Fee and commission expense	16,412	18,379
KB Data System Co., Ltd.	Fee and commission income	34	1
	Other non-operating income	74	47
	Interest expense	165	267
	Other non-operating expense	33	—
	General and administrative expenses	16,046	14,160

148

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

KB Life Insurance Co., Ltd.	Fee and commission income	12,380	19,591
	Gains on financial assets/liabilities at fair value through profit or loss	2,018	—
	Other non-operating income	122	56
	Interest expense	6	1
	Losses on financial assets/liabilities at fair value through profit or loss	486	—
	General and administrative expenses	1,942	—
KB Savings Bank Co., Ltd.	Fee and commission income	246	81
	Other non-operating income	39	15
KB Capital Co., Ltd.	Fee and commission income	579	243
	Other non-operating income	115	89
	Interest expense	4	2
KB Securities Co., Ltd.[2]	Interest income	1,706	159
	Fee and commission income	6,535	3,694
	Gains on financial assets/liabilities at fair value through profit or loss	7,189	—
	Other operating income	4	—
	Reversal of credit losses	38	2
	Other non-operating income	1,070	928
	Interest expense	2,398	2,282
	Fee and commission expense	249	321
	Losses on financial assets/liabilities at fair value through profit or loss	10,250	—
	Other operating expense	—	10
Hanbando BTL Private Special Asset Fund	Fee and commission income	179	203
KB Senior Loan Private Fund No.1	Fee and commission income	32	23
KB Mezzanine Private Securities Fund[1]	Fee and commission income	52	203
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	3	3
	Interest expense	92	73
Incheon Bridge Co., Ltd.	Interest income	14,534	12,843
	Reversal of credit losses	—	2
	Interest expense	369	436
	Provision for credit losses	30	—
MJT&I Corp.	Interest income	2	—
Doosung Metal Co., Ltd.	Interest income	1	—
Jaeyang Industry Co., Ltd.	Reversal of credit losses	37	—
KB12-1 Venture Investment Partnership	Interest expense	35	107
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Interest expense	10	—
KB High-tech Company Investment Fund	Interest expense	76	—
Aju Good Technology Venture Fund	Interest expense	4	—

149

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

UAMCO., Ltd. [1]	Fee and commission income	5	14
	Interest expense	1	8
United PF 1st Recovery Private Equity Fund[1]	Interest expense	1	49
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	87	92
Associates of Parent
KB Insurance Co., Ltd.	Interest income	63	50
	Fee and commission income	12,019	2,456
	Gains on financial assets/ liabilities at fair value through profit or loss	4,822	2,761
	Reversal of credit losses	30	—
	Other non-operating income	110	10
	Interest expense	14	16
	Losses on financial assets/ liabilities at fair value through profit or loss	3,384	164
	General and administrative expenses	11,154	2,633
Associates of Parent’s subsidiaries
KB No.3 Special Purpose Acquisition Company[1]	Interest expense	—	5
KB No.4 Special Purpose Acquisition Company[1]	Interest expense	—	25
KB No.5 Special Purpose Acquisition Company[1]	Interest expense	19	44
KB No.6 Special Purpose Acquisition Company[1]	Interest expense	14	66
KB No.7 Special Purpose Acquisition Company[1]	Interest expense	18	38
KB No.8 Special Purpose Acquisition Company	Interest expense	35	21
KB No.9 Special Purpose Acquisition Company	Interest expense	40	7
KB No.10 Special Purpose Acquisition Company	Interest expense	8	—
SY Auto Capital Co., Ltd.	Interest income	193	—
	Interest expense	19	24
	Provision for credit losses	61	—
RAND Bio Science Co., Ltd.	Interest expense	14	—
KB IC 3rd Private Equity Fund	Interest expense	12	23
SAWNICS Inc. [1]	Interest expense	—	1
E-clear International Co., Ltd.[1]	Interest income	—	18
Other
Retirement pension	Fee and commission income	717	611
	Interest expense	749	955

[1]	Not considered to be the Bank’s related party as of December 31, 2016.
[2]	During the year, Hyundai Securities Co., Ltd. and KB Investment and Securities Co., Ltd. merged. Therefore the profit and loss of Hyundai Securities Co., Ltd. after Hyundai Securities Co., Ltd. became the related party of the Bank was included.

150

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
		2016		2015
Parent
KB Financial Group Inc.	Other assets	~~W~~	3,313	~~W~~	41,442
	Deposits		57,967		324,947
	Other liabilities		426,522		54,619
Subsidiaries
Kookmin Bank Hongkong Ltd.	Cash and due from financial institutions		1,015		15,745
	Gross amounts of loans		326,295		93,760
	Other assets		12,845		3,509
	Debts		260,507		193,428
	Provisions		126		192
	Other liabilities		64		1,004
Kookmin Bank Int’l Ltd. (London)	Cash and due from financial institutions		6,274		6,324
	Gross amounts of loans		349,270		375,778
	Other assets		5,200		3,219
	Debts		149,930		196,365
	Other liabilities		117		61
Kookmin Bank Cambodia PLC.	Gross amounts of loans		24,170		11,720
	Other assets		92		2,333
	Deposits		4,833		6,962
	Debts		4,569		86
	Other liabilities		45		3
Kookmin Bank (China) Ltd.	Cash and due from financial institutions		18,309		2,696
	Gross amounts of loans		386,720		468,800
	Other assets		9,364		6,240
	Deposits		3,672		—
	Debts		211,544		200,395
	Other liabilities		760		—
Trust	Other assets		19,797		20,872
	Other liabilities		156,367		124,857

151

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Securitization SPE	Deposits	1,296	1,316
KB Wise Star Private Real Estate Feeder Fund 1st	Other assets	633	4
	Deposits	397	—
	Other liabilities	2	—
Private equity fund	Gross amounts of loans	47,100	—
	Other assets	13	11
	Deposits	776	1,001
	Other liabilities	1	1
KL the 1st L.L.C.	Gross amounts of loans	29	—
	Derivative assets[2]	135	—
	Deposits	3	—
	Other liabilities	21	—
KH the 2nd L.L.C.	Gross amounts of loans	1,318	—
	Allowances	1	—
	Deposits	3	—
	Other liabilities	1	—
	Derivative liabilities[3]	24	—
Silver Investment 2nd Inc.	Derivative assets[4]	197	—
	Deposits	19	—
	Other liabilities	31	—
KL International the 1st L.L.C.	Gross amounts of loans	81	—
	Derivative assets[5]	102	—
	Deposits	3	—
	Other liabilities	53	—
KL the 3rd L.L.C.	Gross amounts of loans	91	—
	Derivative assets[6]	81	—
	Deposits	3	—
	Other liabilities	13	—
KBM the 1st L.L.C.	Gross amounts of loans	253	—
	Deposits	3	—
	Other liabilities	121	—
	Derivative liabilities[7]	113	—
KY the 1st L.L.C.	Gross amounts of loans	20	—
	Other assets	1	—
	Deposits	3	—
	Other liabilities	49	—
	Derivative liabilities[8]	108	—
KH the 3rd L.L.C.	Derivative assets[9]	194	—
	Deposits	64	—
	Other liabilities	91	—

152

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

KBC the 1st L.L.C.	Gross amounts of loans	124	—
	Deposits	3	—
	Other liabilities	9	—
	Derivative liabilities [10]	151	—
KH the 4th L.L.C.	Gross amounts of loans	125	—
	Derivative assets[11]	85	—
	Deposits	3	—
	Other liabilities	66	—
KDL the 1st L.L.C.	Gross amounts of loans	243	—
	Derivative assets[12]	25	—
	Deposits	3	—
	Other liabilities	281	—
KL Food the 1st L.L.C.	Gross amounts of loans	180	—
	Derivative assets[13]	59	—
	Deposits	3	—
	Other liabilities	109	—
KBY the 1st L.L.C.	Gross amounts of loans	210	—
	Allowances	1	—
	Deposits	3	—
	Other liabilities	98	—
	Derivative liabilities[14]	29	—
KBH the 1st L.L.C.	Gross amounts of loans	44	—
	Deposits	3	—
	Other liabilities	9	—
	Derivative liabilities[15]	17	—
KBH the 2nd L.L.C.	Gross amounts of loans	94	—
	Deposits	3	—
	Other liabilities	60	—
	Derivative liabilities[16]	6	—
KB INO 1st L.L.C.	Gross amounts of loans	129	—
	Deposits	3	—
	Other liabilities	43	—
	Derivative liabilities[17]	30	—
LIIV FOR RENTAL 1st L.L.C.	Gross amounts of loans	143	—
	Derivative assets[18]	253	—
	Deposits	3	—
	Other liabilities	65	—
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets	226	169
	Deposits	73,279	74,062
	Other liabilities	269	297
KB Real Estate Trust Co., Ltd.	Deposits	21,211	24,025
	Other liabilities	353	405
KB Investment Co., Ltd.	Deposits	23,954	37,125
	Other liabilities	55	117

153

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

KB Kookmin Card Co., Ltd.	Other assets	25,573	26,891
	Derivative assets[19]	3,376	—
	Deposits	160,002	385,060
	Provisions	485	415
	Other liabilities	50,231	64,136
KB Credit Information Co., Ltd.	Other assets	6	183
	Deposits	3,465	5,864
	Other liabilities	6,438	6,225
KB Data System Co., Ltd.	Other assets	2,312	893
	Deposits	10,926	18,028
	Other liabilities	2,366	1,242
KB Life Insurance Co., Ltd.	Other assets	976	1,218
	Derivative assets[20]	2,018	—
	Deposits	700	255
	Other liabilities	575	103
KB Savings Bank Co., Ltd.	Other assets	77	17
	Other liabilities	378	371
KB Capital Co., Ltd.	Other assets	17	11
	Deposits	9,075	741
KB Securities Co., Ltd.	Gross amounts of loans	—	8,438
	Allowances	—	3
	Other assets	395	402
	Derivative assets[21]	2,739	—
	Deposits	116,893	117,257
	Debentures	300	—
	Provisions	234	13
	Other liabilities	187,024	5,106
	Derivative liabilities[21]	2,018	—
Hanbando BTL Private Special Asset Fund	Other assets	44	46
KB Senior Loan Private Fund No.1	Other assets	8	11
KB Mezzanine Private Securities Fund[1]	Other assets	—	27
Associates
JSC Bank CenterCredit	Cash and due from financial institutions	8	1,225
Korea Credit Bureau Co., Ltd.	Deposits	26,827	19,435
	Other liabilities	75	22
Incheon Bridge Co., Ltd.	Gross amounts of loans	209,094	231,653
	Allowances	330	300
	Other assets	821	970
	Deposits	38,556	35,916
	Other liabilities	166	153
Terra Corporation	Deposits	—	1
Jungdong Steel Co., Ltd.	Deposits	3	—
Doosung Metal Co., Ltd.	Deposits	—	1
EJADE Co., Ltd.	Deposits	2	12
DPAPS Co., Ltd.	Deposits	—	3

154

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Jaeyang Industry Co., Ltd.	Gross amounts of loans	303	—
	Allowances	6	—
	Other assets	7	—
KB12-1 Venture Investment Partnership	Deposits	4,562	5,753
	Other liabilities	2	4
KB High-tech Company Investment Fund	Deposits	4,643	—
	Other liabilities	4	—
Aju Good Technology Venture Fund	Deposits	1,201	—
	Other liabilities	1	—
UAMCO., Ltd. [1]	Deposits	—	815
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Deposits	6,682	7,446
	Other liabilities	50	56
Associates of Parent
KB Insurance Co., Ltd.	Other assets	8,372	6,503
	Derivative assets[22]	3,941	2,059
	Deposits	2,951	1,151
	Provisions	—	30
	Other liabilities	768	789
	Derivative liabilities[22]	2,811	219
Associates of Parent’s subsidiaries
KB No.5 Special Purpose Acquisition Company[1]	Deposits	—	2,323
	Other liabilities	—	39
KB No.6 Special Purpose Acquisition Company[1]	Deposits	—	4,195
	Other liabilities	—	68
KB No.7 Special Purpose Acquisition Company[1]	Deposits	—	2,336
	Other liabilities	—	37
KB No.8 Special Purpose Acquisition Company	Deposits	2,342	2,373
	Other liabilities	3	21
KB No.9 Special Purpose Acquisition Company	Deposits	2,399	2,973
	Other liabilities	6	7
KB No.10 Special Purpose Acquisition Company	Deposits	1,754	—
	Other liabilities	8	—
SY Auto Capital Co., Ltd.	Gross amounts of loans	10,000	—
	Allowances	32	—
	Other assets	6	—
	Deposits	3,997	1,845
	Provisions	29	—
	Other liabilities	6	—
RAND Bio Science Co., Ltd.	Deposits	2,356	—
	Other liabilities	12	—
Inno Lending Co.,Ltd.	Deposits	1,902	—
isMedia Co.,Ltd.	Provisions	4	—
KB IC 3rd Private Equity Fund	Deposits	700	850
	Other liabilities	1	9

155

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

SAWNICS Inc. [1]	Deposits	—	319
Key management	Gross amounts of loans	1,938	2,280
	Other assets	2	3
	Deposits	6,356	3,962
	Other liabilities	41	29
Other
Retirement pension	Other assets	304	264
	Deposits	1,464	51,920
	Other liabilities	16,497	37,969

[1]	Not considered to be the Bank’s related party as at 2016.
[2]	Notional amount related to derivative assets and liabilities is ~~W~~ 50,000 million as of December 31, 2016.
[3]	Notional amount related to derivative assets and liabilities is ~~W~~ 40,000 million as of December 31, 2016.
[4]	Notional amount related to derivative assets and liabilities is ~~W~~ 50,000 million as of December 31, 2016.
[5]	Notional amount related to derivative assets and liabilities is ~~W~~ 50,000 million as of December 31, 2016.
[6]	Notional amount related to derivative assets and liabilities is ~~W~~ 30,000 million as of December 31, 2016.
[7]	Notional amount related to derivative assets and liabilities is ~~W~~ 50,000 million as of December 31, 2016.
[8]	Notional amount related to derivative assets and liabilities is ~~W~~ 24,000 million as of December 31, 2016.
[9]	Notional amount related to derivative assets and liabilities is ~~W~~ 100,000 million as of December 31, 2016.
[10]	Notional amount related to derivative assets and liabilities is ~~W~~ 35,000 million as of December 31, 2016.
[11]	Notional amount related to derivative assets and liabilities is ~~W~~ 25,000 million as of December 31, 2016.
[12]	Notional amount related to derivative assets and liabilities is ~~W~~ 50,000 million as of December 31, 2016.
[13]	Notional amount related to derivative assets and liabilities is ~~W~~ 50,000 million as of December 31, 2016.
[14]	Notional amount related to derivative assets and liabilities is ~~W~~ 14,500 million as of December 31, 2016.
[15]	Notional amount related to derivative assets and liabilities is ~~W~~ 20,000 million as of December 31, 2016.
[16]	Notional amount related to derivative assets and liabilities is ~~W~~ 30,000 million as of December 31, 2016.
[17]	Notional amount related to derivative assets and liabilities is ~~W~~ 50,000 million as of December 31, 2016.
[18]	Notional amount related to derivative assets and liabilities is ~~W~~ 70,000 million as of December 31, 2016.

156

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

[19]	Notional amount related to derivative assets and liabilities is ~~W~~ 90,425 million as of December 31, 2016.
[20]	Notional amount related to derivative assets and liabilities is ~~W~~ 25,076 million as of December 31, 2016.
[21]	Notional amount related to derivative assets and liabilities is ~~W~~ 226,678 million as of December 31, 2016.
[22]	Notional amount related to derivative assets and liabilities is ~~W~~ 251,833 million as of December 31, 2016.

In accordance with Korean IFRS 1024, the Bank includes parent, subsidiaries, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Bank and entities regarded as its related parties in the scope of its related parties. Additionally, the Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 13 for details on investments in associates and subsidiaries.

Key management includes the directors of the parent company and the executive directors (vice-presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

	2016[1]
(In millions of Korean won)	Beginning		Loans		Repayments		Others		Ending
Subsidiaries
Kookmin Bank Int’l Ltd. (London)	~~W~~	375,778	~~W~~	705,255	~~W~~	738,078	~~W~~	6,315	~~W~~	349,270
Kookmin Bank Hongkong Ltd.		93,760		452,334		231,966		12,167		326,295
Kookmin Bank Cambodia PLC.		11,720		34,795		23,197		852		24,170
Kookmin Bank (China) Ltd.		468,800		371,146		463,932		10,706		386,720
Private equity fund		—		47,100		—		—		47,100
KH the 2nd L.L.C.		—		1,467		149		—		1,318
KL the 1st L.L.C.		—		71		42		—		29
KY the 1st L.L.C.		—		32		12		—		20
KBM the 1st L.L.C.		—		282		29		—		253
KL the 3rd L.L.C.		—		114		23		—		91
KL International the 1st L.L.C.		—		149		68		—		81
KDL the 1st L.L.C.		—		243		—		—		243
KH the 4th L.L.C.		—		125		—		—		125
KBC the 1st L.L.C.		—		124		—		—		124
KL Food the 1st L.L.C.		—		180		—		—		180
KBY the 1st L.L.C.		—		210		—		—		210
LIIV FOR RENTAL 1st L.L.C.		—		143		—		—		143
KBH the 2nd L.L.C.		—		94		—		—		94
KBH the 1st L.LC.		—		44		—		—		44
KB INO 1st L.L.C.		—		129		—		—		129

157

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Parent’s subsidiaries
KB Kookmin Card Co., Ltd.		—		1,910		1,910		—		—
KB Securities Co., Ltd.		8,438		—		8,438		—		—
Associate
Incheon Bridge Co., Ltd.		231,653		4,000		26,559		—		209,094
Associate of Parent’s subsidiary
SY Auto Capital Co., Ltd.		—		10,000		—		—		10,000

	2015[1]
(In millions of Korean won)	Beginning		Loans		Repayments		Others		Ending
Subsidiaries
KB Wise Star Private Real Estate Feeder Fund 1st	~~W~~	30,000	~~W~~	—	~~W~~	30,000	~~W~~	—	~~W~~	—
Kookmin Bank Int’l Ltd. (London)		349,114		942,556		932,402		16,510		375,778
Kookmin Bank Hongkong Ltd.		98,928		130,100		141,413		6,145		93,760
Kookmin Bank Cambodia PLC.		10,992		11,313		11,313		728		11,720
Kookmin Bank (China) Ltd.		274,800		452,520		282,825		24,305		468,800
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.		—		4,005		4,005		—		—
KB Securities Co., Ltd.		34,997		14,094		40,653		—		8,438
Associate
Incheon Bridge Co., Ltd.		247,870		8,000		24,217		—		231,653

[1]	Transactions and balances arising from operating activities between related parties, such as settlements, are excluded.

The settlement transactions and deposits arising from operating activities with related parties are excluded and there are no other borrowing transactions.

158

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Acceptances and guarantees and unused commitments to related parties as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
		2016		2015
Subsidiaries
Kookmin Bank Hongkong Ltd.	Loan commitment in foreign currencies	~~W~~	265,870	~~W~~	58,600
	Other guarantee in foreign currencies		—		199,240
Kookmin Bank Cambodia PLC.	Other commitments in foreign currencies		—		30,472
KB Wise Star Private Real Estate Feeder Fund 1st	Purchase of securities		185,717		185,717
KL the 1st L.L.C.	Loan commitments in Korean won		121		—
	Purchase of securities		50,000		—
KH the 2nd L.L.C.	Loan commitments in Korean won		382		—
	Purchase of securities		40,000		—
Silver Investment 2nd Inc.	Purchase of securities		50,000		—
KL International the 1st L.L.C.	Loan commitments in Korean won		199		—
	Purchase of securities		50,000		—
KL the 3rd L.L.C.	Loan commitments in Korean won		69		—
	Purchase of securities		30,000		—
KBM the 1st L.L.C.	Loan commitments in Korean won		87		—
	Purchase of securities		50,000		—
KY the 1st L.L.C.	Loan commitments in Korean won		20		—
	Purchase of securities		24,000		—
KH the 3rd L.L.C.	Loan commitments in Korean won		100		—
	Purchase of securities		100,000		—
KBC the 1st L.L.C.	Loan commitments in Korean won		6		—
	Purchase of securities		35,000		—
KH the 4th L.L.C.	Loan commitments in Korean won		5		—
	Purchase of securities		25,000		—
KDL the 1st L.L.C.	Loan commitments in Korean won		117		—
	Purchase of securities		50,000		—
KL Food the 1st L.L.C.	Loan commitments in Korean won		10		—
	Purchase of securities		50,000		—
KBY the 1st L.L.C.	Loan commitments in Korean won		50		—
	Purchase of securities		15,000		—
KBH the 1st L.L.C.	Loan commitments in Korean won		26		—
	Purchase of securities		20,000		—
KBH the 2nd L.L.C.	Loan commitments in Korean won		106		—
	Purchase of securities		30,000		—
KB INO 1st L.L.C.	Loan commitments in Korean won		71		—
	Purchase of securities		50,000		—
LIIV FOR RENTAL 1st L.L.C.	Loan commitments in Korean won		57		—
	Purchase of securities		70,000		—

159

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Parent’s subsidiaries
KB Investment Co., Ltd.	Purchase of securities	200	600
	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	520,000	520,000
	Other commitments in Korean won	1,000,000	1,000,000
KB Securities Co., Ltd.	Loan commitments in Korean won	192,500	39,062
Hanbando BTL Private Special Asset Fund	Purchase of securities	15,931	15,931
Hope Sharing BTL Private Special Asset Fund	Purchase of securities	48,045	48,045
KB Mezzanine Private Security Investment Trust No.2	Purchase of securities	30,589	51,048
KB Senior Loan Private Fund No.1	Purchase of securities	35,958	64,964
KB Mezzanine Private Securities Fund[1]	Purchase of securities	—	18,359
Associates
JSC Bank CenterCredit	Loan commitment in foreign currencies	—	117,200
Balhae Infrastructure Fund	Purchase of securities	13,371	18,098
Incheon Bridge Co., Ltd.	Loan commitment in Korean won	50,000	38,963
KoFC KBIC Frontier Champ 2010-5 (PEF)	Purchase of securities	1,290	1,290
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Purchase of securities	10,040	13,040
Future Planning KB Start-up Creation Fund	Purchase of securities	4,000	8,000
KB High-tech Company Investment Fund	Purchase of securities	10,000	—
Aju Good Technology Venture Fund	Purchase of securities	18,000	—
UAMCO., Ltd. [1]	Purchase of securities	—	89,950
United PF 1st Recovery Private Equity Fund[1]	Purchase of securities	—	49,383
Associates of Parent
KB Insurance Co., Ltd.	Loan commitment in Korean won	—	20,000
Associate of Parent’s subsidiary
SY Auto Capital Co., Ltd.	Loan commitment in Korean won	10,000	—
isMedia Co.,Ltd.	Loan commitment in Korean won	1,260	—
Key management	Loan commitment in Korean won	437	223

[1]	Not considered to be the Bank’s related party as of December 31, 2016.

160

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Unused commitments received from related parties as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016		2015
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	~~W~~	10,967	~~W~~	8,539
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won		77,967		80,316

Compensation to key management for the years ended December 31, 2016 and 2015, consists of:

(In millions of Korean won)	2016
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	909	~~W~~	40	~~W~~	1,191	~~W~~	2,140
Registered directors (non-executive)		303		—		—		303
Non-registered directors		4,009		156		4,724		8,889

	~~W~~	5,221	~~W~~	196	~~W~~	5,915	~~W~~	11,332

(In millions of Korean won)	2015
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	987	~~W~~	59	~~W~~	632	~~W~~	1,678
Registered directors (non-executive)		304		—		—		304
Non-registered directors		3,943		57		2,814		6,814

	~~W~~	5,234	~~W~~	116	~~W~~	3,446	~~W~~	8,796

Significant operating transactions occurring between the Bank and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

161

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Collateral provided to related parties as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)		2016				2015
	Assets pledged	Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	~~W~~	74,964	~~W~~	75,000	~~W~~	54,042	~~W~~	54,000
KB Life Insurance Co., Ltd.	Securities		26,197		25,000		16,263		15,000
Parent’s associate
KB Insurance Co., Ltd.	Securities		50,000		50,000		—		—

Collateral received from related parties as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)		2016		2015
Subsidiary
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	~~W~~	130,000	~~W~~	130,000
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Time deposits/Beneficiary certificate		206,250		52,000
	Securities		20,000		—
KB Life Insurance Co., Ltd.	Securities		10,000		—
KB Kookmin Card Co., Ltd.	Time deposits		22,000		22,000
Associate
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment		65,000		65,000
Parent’s associate
KB Insurance Co., Ltd.	Securities		50,000		—
Key management	Time deposits and others		251		249
	Real estate		2,759		2,662

As of December 31, 2016, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collateral in respect to collateralized amount for ~~W~~ 816,400 million to a financial syndicate consisting of the Bank and four other institutions, and as subordinated collateral in respect to collateralized amount for ~~W~~ 201,110 million to subordinated debt holders consisting of the Bank and two other institutions.

The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the payables of the Bank before the spin-off date.

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s separate financial statements as of and for the year ended December 31, 2016, was approved by the Board of Directors on February 8, 2017.

162

Report of Independent Auditor’s

Review of Internal Accounting Control System

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2016. The Bank’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Bank states that “based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS standards.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of the Bank’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

The Bank’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

163

Our review is based on the Bank’s IACS as of December 31, 2016, and we did not review management’s assessment of its IACS subsequent to December 31, 2016. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 8, 2017

164

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (the “Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2016.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS standards.

February 22, 2017

Jungsoo Huh, Internal Accounting Control Officer

Jong Kyoo Yoon, President and Chief Executive Officer

165